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04024123

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great West Lifeco Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 07 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34728 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/6/04

SPANNING THE COUNTRY, THE CONTINENT, THE GLOBE



GREAT-WEST LIFECO INC.

GREAT-WEST LIFECO INC. ANNUAL REPORT 2003

Table of Contents

Forward-Looking Information

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. The Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Cover: Confederation Bridge, Prince Edward Island, Canada.

CORPORATE PROFILE

Great-West Lifeco Inc. (TSX: GWO) is a financial services holding company with interests in life insurance, health insurance, retirement savings and reinsurance businesses.

The Company has operations in Canada, the United States, Europe and other international locations, through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, and Great-West Life & Annuity Insurance Company.

Lifeco and its companies have more than $159 billion in assets under administration. Lifeco is a member of the Power Financial Corporation group of companies.

The following chart summarizes our corporate structure.



GREAT-WEST LIFECO INC.
100%
GWL&A Financial Inc.
100%
100%
The Great-West Life Assurance Company
Great-West Life & Annuity Insurance Company
100%
100%
100%
100%
Canada Life Financial Corporation
London Life Insurance Company
GWL Realty Advisors Inc.
Advised Assets Group, LLC
The Canada Life Assurance Company
London Life Investment Management Ltd.
GWL Investment Management Ltd.
Financial Administrative Services Corporation (FASCorp)
Laketon Investment Management Ltd.
Quadrus Investment Services Ltd.
First Great-West Life & Annuity Insurance Company
Canada Life Capital Corporation Inc.
London Reinsurance Group Inc.
Great-West Healthcare Holdings, Inc.
The Canada Life Group (U.K.) Limited
Canada Life Irish Holding Company Limited
Canada Life International Re Limited

FINANCIAL HIGHLIGHTS

ASSETS UNDER ADMINISTRATION *($ billions)*

Total assets under administration have grown an average of 16% a year for the past five years, to $159.1 billion.



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PREMIUMS AND DEPOSITS *($ billions)*

Total premiums and deposits were up 3% over 2002 excluding bulk reinsurance initial ceded premiums. Premiums and deposits have increased an average of 9% a year for the past five years.



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EARNINGS PER COMMON SHARE *($)*

Earnings per common share, at $2.998 before restructuring costs, were up 18.5% from comparable 2002 levels, with an average annual growth rate of 20% since 1999.



3.0
2.5
2.0
1.5
1.0
0.5
0.0
99 00 01 02 03

RETURN ON COMMON SHAREHOLDER EQUITY *(%)*

ROE was 20.7% in 2003, before restructuring costs.



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DIVIDENDS PER COMMON SHARE *($)*

Dividends paid on common shares during the year increased 19% to $1.125 per share, with the five-year compound growth rate at 21%.



1.2
1.0
0.8
0.6
0.4
0.2
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BOOK VALUE PER COMMON SHARE *($)*

Book value of Lifeco's common shares has increased an average of 18% a year for the past five years, to $16.72 per share.



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2003 – adjusted for bulk reinsurance and restructuring costs
2001 – adjusted for Alta Health & Life Insurance Company special charges plus operating losses, and Sept. 11, 2001
Refer to non-GAAP financial measures on page 14

FINANCIAL HIGHLIGHTS

(in $ millions, except per share amounts)

	2003	2002	% Change
For the years ended December 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 12,441	$ 11,187	11%
Self-funded premium equivalents (ASO contracts) *(1)*	8,218	9,564	-14%
Segregated funds deposits: *(1)*			
Individual products	3,034	2,293	32%
Group products	4,510	4,382	3%
Total premiums and deposits	28,203	27,426	3%
Bulk reinsurance – initial ceded premiums *(2)*	(5,372)	–	
Net premiums and deposits	22,831	27,426	
Fee and other income	1,831	1,807	1%
Paid or credited to policyholders *(2)*	8,346	12,593	-34%
Net income attributable to:			
Preferred shareholders	41	31	32%
Common shareholders before restructuring costs	1,215	931	31%
Restructuring costs *(3)*	20	–	
Common shareholders	1,195	931	28%
Per Common Share			
Basic earnings before restructuring costs *(3)*	$ 2.998	$ 2.530	18%
Restructuring costs after tax *(3)*	0.048	–	
Basic earnings after restructuring costs	2.950	2.530	17%
Dividends paid	1.125	0.945	19%
Book value	16.72	11.68	43%
Return on common shareholders' equity			
Net income before restructuring costs	20.7%	22.9%	
Net income	20.4%	22.9%	
At December 31			
Total assets	$ 97,451	$ 60,071	62%
Segregated funds assets *(1)*	61,699	36,048	71%
Total assets under administration	$ 159,150	$ 96,119	66%
Capital stock and surplus	$ 8,590	$ 4,708	82%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,372.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 3 in the Company's financial statements). Costs of $497 before tax are expected to be incurred as a result, including approximately $412 that was recognized as part of the purchase equation of CLFC, and $85 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the year ended December 31, 2003 includes restructuring costs of $20 after tax or $.048 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period - refer to non-GAAP financial measures on page 14.



Connecting Internationally



In Canada, G... e is known for its market
leadership in g... ividual insurance and
retirement mark... arallled Resource
Centre network... t information and
support for fin...
London Life is a premier
financial security planning
organization with
almost 3,000 financial
security advisors and
...rly 2 million clients
across Canada.
FASC... r of
recor... e
servic...
contrib... arkets.
GWL&A's Financial Services ...
providing retirement savings ...
healthcare, educational, corpo...
clients through its Retirement S...
life insurance for individuals thro...
with financial institutions.



Great-West Healthcare is a national employee benefits provider in the United States, that specializes in self-funded plans and health care management solutions.



The Great-West Life Assurance Company

Founded in Winnipeg, Manitoba in 1891, Great-West Life is a leading Canadian life and health insurer. The Company provides a wide range of retirement savings and income plans as well as disability, critical illness and life insurance for individuals and families. Great-West is also a leading provider of employee benefit solutions for large and small groups. These products and services are marketed through an extensive distribution network, including financial security advisors, independent brokers and benefit consultants.

As well, Great-West provides fund management, investment and advisory services for institutional clients and operates one of Canada's largest real estate investment advisors, GWL Realty Advisors Inc. The Company is active in other markets nationally and internationally, through its subsidiaries London Life Insurance Company and The Canada Life Assurance Company.

London Life Insurance Company

London Life, named after its hometown of London, Ontario, has helped Canadians meet their financial security needs since 1874. London Life offers financial security advice and planning through its widely-recognized Freedom 55 Financial division, which provides London Life brand products as well as a range of products from other financial institutions.

In addition to its domestic operations, London Life supplies reinsurance in the United States and Europe through London Reinsurance Group Inc.


Canada's oldest life insurer, Canada Life is one of
the country's foremost providers of individual
insurance and wealth management products
and services, which we market through a
multi-channel distribution network.
Canada Life is
is a global reinsurance provider serving
markets primarily in the United States and
Europe, reinsuring life, property and casualty
and annuity business.

The Canada Life Assurance Company

Canada's first life insurance company, Canada Life was created in 1847 to provide Canadians with financial security through life insurance. Today, Canada Life provides insurance and wealth management products and services in Canada and internationally, primarily in the United Kingdom, Isle of Man, Republic of Ireland, and Germany, as well as through branch and subsidiary operations around the world.

Great-West Life & Annuity Insurance Company (GWL&A)

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors.

Headquartered in Denver, Colorado, GWL&A serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

Linking Growth and Performance

Lifeco's operations now span Canada, the United States and Europe.



In 2003 another major milestone was achieved in the long history of the Great-West group of companies, with the acquisition of Canada Life Financial Corporation, which was completed on July 10.

Canada Life has a proud history as Canada's first and oldest life insurer, and we're pleased to welcome them to our group of companies. The addition of Canada Life's business strengthens Lifeco's position as one of the leading financial institutions in the Canadian market, enhances our position in the United States, and gives the Company a significant foothold from which to grow in Europe.

Lifeco recorded another very strong year in 2003. Earnings attributable to common shareholders, excluding restructuring costs, exceeded $1.2 billion in 2003, an increase of 31% over 2002. On a per common share basis, this equates to $2.998 per share, an increase of 18.5% over 2002. The Canada Life acquisition contributed approximately $0.137 per common share to earnings, which represents 4.8% accretion. The favourable result also derives from earnings growth in both of Lifeco's operating subsidiaries – The Great-West Life Assurance Company and Great-West Life & Annuity Insurance Company.

Return on common shareholders' equity, excluding restructuring costs, was 20.7% for the twelve months ended December 31, 2003. This reflects the issuance of common shares to finance the acquisition of Canada Life. The Company's return on equity would rank among the highest in the financial services industry in North America. During the year, dividends to common shareholders were increased for the 11th consecutive year, producing a compound average annual growth rate of 20%. Total assets under administration grew to more than $159 billion.

Lifeco made significant progress in integrating Canada Life's operations in Canada and the United States in 2003. It is anticipated that integration activities will be substantially completed in 2004.

In 2003, consistent with the Company's long-term strategic focus on core businesses, a number of small business units were sold. These include London Life's Lifestyle Retirement Communities Ltd. and Canada Life's Puerto Rico business. Additionally, agreements were reached to sell Canada Life's U.S. Virgin Islands group life and health operations and its Bahamas and Cayman Islands life and health insurance business. Early in 2004, an agreement was reached to sell Canada Life's U.S. group business. The sale of these businesses will allow the companies to continue to focus on and invest in our core businesses.



William T. McCallum Robert Gratton Raymond L. McFeetors

ohenzollern Bridge, Nordrhein-Westfalen, Cologne, Germany

Board of Directors

It is with sadness that we mark the passing of Director Dr. Charles H. Hollenberg, who served for 28 years on the Boards of Lifeco and its subsidiaries. His knowledge, experience and compassion enabled him to make a valuable contribution to the Company, and to the medical community which he served passionately throughout his career.

The Honourable P. Michael Pitfield retired as a Director in 2003, after serving for 17 years on the Boards of Lifeco and its subsidiaries. Senator Pitfield served as Clerk of the Privy Council, as Secretary to Cabinet, and ultimately was summoned to the Senate of Canada in 1982.

We greatly appreciate the enormous contribution made by Dr. Hollenberg and Senator Pitfield to the Company and its subsidiaries over the years.

A foundation for the future

The acquisition of Canada Life not only enhances the competitive position of the Company in the markets in which it operates, but also augurs well for future expansion. The Company will continue to look for expansion opportunities in Canada, Europe and the United States.

Our ability to capitalize on opportunities such as those presented by the acquisition of Canada Life is very much dependent upon the quality of our staff and the strength of our distribution channels. The Company is fortunate to have very talented and dedicated people across our organization. On behalf of the Board, we thank them, and extend our appreciation to our customers and shareholders for their continued support.

Robert Gratton
Chairman of the Board

Raymond L. McFeetors
Co-President and Chief Executive Officer

William T. McCallum
Co-President and Chief Executive Officer

Spanning Operations across Canada & Europe



Great-West Life's operations now include the U.K., Republic of Ireland, Isle of Man and Germany.



Self-funded (ASO) 1.7
Segregated funds deposits – Individual 2.6
Segregated funds deposits – Group 1.8
Fee and other income 0.6
Insurance products 9.8

SOURCES OF REVENUE *($ billions)*

Consolidated net earnings attributable to common shareholders from our Canadian and European operations were $629 million, an increase of 43% over 2002. This growth reflects the acquisition of Canada Life, which contributed approximately $124 million, net of related financing costs, to earnings, as well as strong earnings within Great-West and London Life.

Total premiums and deposits increased $3.5 billion over 2002 and fee income increased $234 million. Total assets under administration more than doubled to $112 billion, including $49.8 billion attributable to Canada Life's operations in Canada and Europe.

Great-West's extensive distribution network continues to be a unique strength. The expertise of financial security advisors in helping clients focus on their financial goals, combined with the Company's strong portfolio of financial security products, helped increase individual insurance and investment sales in a very competitive market. Similarly, strong sales of employee benefits plans in our small to mid-size case target market were augmented by very high persistency, an important indication of client satisfaction with their benefits plans and service.

Great-West's earnings continue to be well diversified by market and geographic location.

Linking our organizations

In 2003, the Company made significant progress in integrating Canada Life's Canadian operations. The integration will be substantially completed in 2004.

The Canada Life brand and distribution channels will continue to be distinct and important advantages in key markets, such as individual insurance and investments and creditor insurance. For Group Insurance operations, we made significant progress in consolidating business under the Great-West brand and systems, building on our existing strengths in this market. As well, to enhance efficiency and cost effectiveness, we are consolidating our investment, information services and administrative operations. Much of this work was completed in 2003.





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PREMIUMS AND DEPOSITS ($ billions)

Skybridge, New Westminster, British Columbia, Canada

Connecting with clients

Great-West has introduced several web-based initiatives in Canada. These initiatives are part of an overall strategic initiative to use technology to enhance the range, quality and efficiency of services we provide to clients and our distribution channels.

- On January 1, 2004 Great-West launched *GroupNet™ Online Services for Plan Members*, which gives plan members access to an array of online self-service options, improving service while reducing overhead administration costs for plan sponsors.
- *Solutions Banking*, launched in 2003 with National Bank of Canada, offers clients a comprehensive range of banking products and services, including chequing and savings accounts, debit and credit cards, online banking, and investment loans, complementing our core financial security products.
- Great-West signed an agreement with Solium Capital Inc. to deliver expanded services to sponsors of capital accumulation plans, including the ability to offer stock incentive plans to employees, as well as web-based recordkeeping and reporting services.
- In 2004, Great-West and London Life will introduce an advisor portal, which will offer enhanced online information and services to financial security advisors to help them better serve their clients.

In Europe, Great-West now ranks among the top insurers in the U.K., Republic of Ireland and Germany. In 2003, we continued to focus on our core businesses: individual and group insurance and wealth management. A business efficiency program was established to focus on service improvements and cost reduction through process improvements.



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TOTAL ASSETS UNDER ADMINISTRATION ($ billions)



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SEGREGATED FUNDS ASSETS ($ billions)

Bridging Operations across the United States

GWL&A continues to build on its nationwide health care and retirement services base while adding to its individual life business.



Self-funded (ASO) **6.5**
Segregated funds deposits – Individual **0.4**
Segregated funds deposits – Group **2.7**
Fee and other income **1.2**
Insurance products **2.7**

SOURCES OF REVENUE *($ billions)*

Consolidated net earnings attributable to common shareholders for our United States operations were $593 million, an increase of 21% over 2002. Aside from the acquisition of Canada Life, which contributed approximately $45 million to earnings, this result reflects record earnings in Great-West Healthcare and good performance in Financial Services despite turbulent markets.

Total premiums and deposits decreased 18% to $12 billion, primarily reflecting the impact of US $ translation rates along with a contraction in medical membership and lower segregated funds deposits as consumers continue to be wary of equity markets. Sales in Financial Services in US $ were up 18% over 2002, reflecting strong 401(k) sales and the acquisition of a block of 11,000 401(k) participants. Sales in Healthcare in US $ declined 10%, however premiums were up in the target mid-market. A marked improvement in persistency was the result of efforts by the sales force to deepen relationships with the important brokerage community.

GWL&A maintains a strong balance sheet through its mix of businesses and its disciplined investment approach.

Expenses declined in 2003, primarily the result of continuing process improvements in the Healthcare business and consolidation of duplicate functions from the General American business acquired in 2000. Total assets under administration grew 13% over 2002 to $47.1 billion, including $9.7 billion attributable to the U.S. operations of Canada Life.

Healthcare

A year of complex challenges also brought exciting changes for the Healthcare Division. While pricing actions, a reduced employee base for group customers and a struggling economy resulted in a membership decline, the Division initiated specific strategies to promote membership growth.

These include refining our focus on profitable growth within target markets, realigning our sales force to support the differing expectations of those segments and expanding product development to confront rising health care costs. The Division consolidated its multiple business entities into a single, consistent identity – Great-West Healthcare℠.

Foremost in new products was the Consumer Advantage plan, designed to save employers up to 15% on medical premiums compared with traditional plan designs. This industry-leading, consumer-driven tiered benefit plan covers preventive care at 100% and provides high-level coverage for medically complex or catastrophic services.

Medical management programs complement each plan the Company offers with care management, disease management, and online health management tools. Expanding these efforts in 2003, the Division earned honors as the Best Disease Management


99 00 01 02 03
PREMIUMS AND DEPOSITS ($ billions)
Brooklyn Bridge, New York, U.S.A.

Program for a National PPO from the Disease Management Association of America.

The Division consolidated functions to achieve increased operating efficiencies, and implemented targeted reductions to better align its workforce with current membership.

Financial Services

The Financial Services Division saw a year of milestones and sustained growth, including the integration of Canada Life's customers, building a base for enhanced earnings.

Retirement Services, which serves institutional clients through FASCorp as well as private, public and non-profit employers, brought GWL&A recognition as "2003 Recordkeeper of the Year" from *Defined Contribution News* and as the nation's seventh largest recordkeeper by participant count by *Plan Sponsor* magazine. Bringing its suite of retirement products and services under one umbrella, the Division introduced the Great-West Retirement Services℠ brand.

The Company acquired a block of group retirement business from Federated Insurance Companies, retaining nearly 87% of these customers. It also established a strategic relationship with Wells Fargo & Co. GWL&A acquired a subsidiary of Wells Fargo specializing in 401(k) administration and service, and Wells Fargo will use FASCorp's private label and co-branded recordkeeping services for 401(k) plans.

Cementing its leading position as a provider of defined contribution services to state and local governments, GWL&A added its 14th state customer, the Commonwealth of Pennsylvania, as well as the New York Metropolitan Transit Authority. In the health care sector, 100% of retirement plan contracts up for review in 2003 were renewed for at least three years. As well, FASCorp secured a record number of new institutional client contracts.

The Financial Institution unit continues to be a leading writer of individual insurance to customers of our financial institution partners.


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TOTAL ASSETS UNDER ADMINISTRATION *($ billions)*


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SEGREGATED FUNDS ASSETS *($ billions)*

MANAGEMENT'S DISCUSSION AND ANALYSIS



Table of Contents

2003 CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information *(in $ millions, except per share amounts)*

	2003	2002	% Change
For the years ended December 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 12,441	$ 11,187	11%
Self-funded premium equivalents (ASO contracts) *(1)*	8,218	9,564	-14%
Segregated funds deposits: *(1)*			
Individual products	3,034	2,293	32%
Group products	4,510	4,382	3%
Total premiums and deposits	28,203	27,426	3%
Bulk reinsurance – initial ceded premiums *(2)*	(5,372)	–	
Net premiums and deposits	22,831	27,426	
Fee and other income	1,831	1,807	1%
Paid or credited to policyholders *(2)*	8,346	12,593	-34%
Net income attributable to:			
Preferred shareholders	41	31	32%
Common shareholders before restructuring costs	1,215	931	31%
Restructuring costs *(3)*	20	–	
Common shareholders	1,195	931	28%
Per Common Share			
Basic earnings before restructuring costs *(3)*	$ 2.998	$ 2.530	18%
Restructuring costs after tax *(3)*	0.048	–	
Basic earnings after restructuring costs	2.950	2.530	17%
Dividends paid	1.125	0.945	19%
Book value per common share	16.72	11.68	43%
Return on common shareholders' equity			
Net income before restructuring costs	20.7%	22.9%	
Net income	20.4%	22.9%	
At December 31			
Total assets	$ 97,451	$ 60,071	62%
Segregated funds assets *(1)*	61,699	36,048	71%
Total assets under administration	$ 159,150	$ 96,119	66%
Capital stock and surplus	$ 8,590	$ 4,708	82%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During 2003, as part of a risk rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) with third parties. Premiums related to the initial cession of in force policy liabilities were $5,372.

(3) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 3 in the Company's financial statements). Costs of $497 before tax are expected to be incurred as a result, including approximately $412 that was recognized as part of the purchase equation of CLFC, and $85 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the year ended December 31, 2003 includes restructuring costs of $20 after-tax or $0.048 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period – refer to non-GAAP financial measures on page 14.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco or the Company) in 2003 compared with 2002. The MD&A provides an overall discussion, followed by analyses of the performance of its two major reportable segments, Canada/Europe and United States.

Forward-Looking Information

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. The Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Canada Life Acquisition

On July 10, 2003, Lifeco completed its acquisition of Canada Life Financial Corporation (CLFC) and its subsidiaries, including The Canada Life Assurance Company (Canada Life). Lifeco acquired all outstanding common shares of CLFC that it did not already beneficially own, for an aggregate transaction value of $7.2 billion. Lifeco immediately transferred the common shares of CLFC to its Canadian subsidiary, The Great-West Life Assurance Company (Great-West). CLFC is now a subsidiary of Great-West.

Businesses

Lifeco has operations in Canada and internationally through Great-West, London Life Insurance Company (London Life) and Canada Life, and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nation-wide through a range of health care and financial products and services marketed through brokers, consultants, and group representatives and through partnerships with other financial institutions.

Internationally, insurance and wealth management products and services are offered mainly through Canada Life subsidiaries in the United Kingdom, the Republic of Ireland, the Isle of Man and Germany.

Great-West provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through its subsidiary London Reinsurance Group (LRG).

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

Translation of Foreign Currency

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items (net revenues) are translated at an average rate for the period. The rates employed are:

Years ended December 31	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate (1)
United States Dollar			
2003	$ 1.2900	$ 1.4000	$ 1.5873
2002	$ 1.5800	$ 1.5700	$ 1.5295
2001	$ 1.5930	$ 1.5490	$ 1.4862
British Pound Sterling			
2003	$ 2.3100	$ 2.2900	$ 2.2900
Euro			
2003	$ 1.6300	$ 1.5800	$ 1.5800

(1) The effective rate for the translation of United States dollar operations reflects the net effect of translation of US dollar income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility - see note 16(c) of the Company's 2003 Consolidated Financial Statements.

Quarterly Financial Information *(in $ millions, except per share amounts)*

		Total Revenue	Net Income - Common Shareholders			Adjusted Net Income - Common Shareholders (2)	
			Total	Basic Per Share	Diluted Per Share	Total	Basic Per Share
2003	Fourth quarter	$ 5,622	$ 357	$ 0.806	$ 0.800	$ 365	$ 0.822
	Bulk reinsurance	57 (1)					
	Net	5,679					
	Third quarter	4,878	324	0.739	0.732	336	0.771
	Bulk reinsurance	(5,429) (1)					
	Net	(551)					
	Second quarter	3,971	261	0.715	0.707	N/A	N/A
	First quarter	4,330	253	0.690	0.683	N/A	N/A
2002	Fourth quarter	$ 4,242	$ 235	$ 0.641	$ 0.634	N/A	N/A
	Third quarter	4,429	240	0.653	0.646	N/A	N/A
	Second quarter	3,648	234	0.634	0.625	N/A	N/A
	First quarter	4,313	222	0.602	0.594	N/A	N/A

(1) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West and GWL&A with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million. This amount has been reduced by $57 million to $5,372 million to reflect the change in foreign currency translation rate in the fourth quarter.

(2) Adjusted Net Income is presented as a measure of earnings performance before restructuring costs related to the acquisition of CLFC, and incurred during the period. Refer to non-GAAP measures on page 14.

Adjustment: after-tax restructuring costs related to the acquisition of CLFC.

		Net income common shareholders		
		Net Income	Basic per share	Diluted per share
2003	*Fourth quarter*	$ 8	$ 0.016	$ 0.016
	Third quarter	12	0.032	0.032

Overview – 12 Months Ended December 31, 2003

In 2003, Lifeco continued its record growth with the acquisition of CLFC. As a result of this transaction, the Company will emerge from the final stage of industry consolidation with a pre-eminent position in the Canadian life insurance industry, a significantly enhanced United States operation, and an expanded presence in Europe. Earnings and shareholder dividends increased and the return on shareholders' equity was very strong. The quality of the Company's invested assets remained high. While as a result of the acquisition, the major rating agencies lowered the ratings for Lifeco and its subsidiaries a notch, with some on negative watch, Lifeco and its subsidiaries continue to receive superior ratings on claims paying ability and financial strength.

Net Income

Lifeco's net income attributable to common shareholders, excluding restructuring costs related to the acquisition of CLFC, was $365 million for the fourth quarter of 2003, compared to $235 million reported a year ago, an increase of 55%. On a per share basis, this represents $0.822 per common share for the fourth quarter of 2003, an increase of 28.2%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $357 million or $0.806 per common share.

For the twelve months ended December 31, 2003, net income attributable to common shareholders, excluding restructuring costs, was $1,215 million, an increase of 31% compared to $931 million for 2002, or $2.998 per common share, an increase of 18.5% compared to $2.530 per common share for 2002. Net income, after restructuring costs, attributable to common shareholders was $1,195 million or $2.950 per common share for the twelve months of 2003. The results of CLFC are included from July 10, 2003.

Source of Net Income – Consolidated net income of Lifeco is the net operating earnings of Great-West and GWL&A, including CLFC from the date of acquisition, together with Lifeco's corporate results.

Canada/Europe Segment – Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the twelve months ended December 31, 2003 increased 43% to $629 million from $441 million at December 31, 2002. For the fourth quarter, net income attributable to common shareholders increased to $200 million compared to $116 million at December 31, 2002.

The increases were due to both strong operating earnings from Great-West and London Life, as well as the inclusion of Canada/Europe results for CLFC from the date of acquisition, which represents approximately $124 million, net of related financing costs.

Net Income – Common Shareholders *(in $ millions)*

	2003	2002	% Change
Canada/Europe Segment			
Total business units	$ 693	$ 461	50%
Allocation of Lifeco Corporate	(64)	(20)	
Total Canada/Europe segment	629	441	43%
United States Segment			
Total business units	375	321	17%
Foreign exchange translation	218	169	
Allocation of Lifeco Corporate	–	–	
Total U.S. segment	593	490	21%
Lifeco Corporate			
Total holding company	(7)	–	
Restructuring costs	(20)	–	
Total Lifeco Corporate	(27)	–	
Total Lifeco	$ 1,195	$ 931	28%

United States Segment – United States consolidated net earnings of Lifeco attributable to common shareholders for the twelve months ended December 31, 2003 increased by 21% to $593 million from $490 million at December 31, 2002. For the fourth quarter, net income attributable to common shareholders increased to $166 million compared to $119 million at December 31, 2002.

The increases were primarily related to favourable results in Great-West Healthcare (formerly called Employee Benefits) and Financial Services for GWL&A, as well as the inclusion of the United States operations for CLFC from the date of acquisition, which represents approximately $45 million.

Lifeco Corporate – Corporate net earnings results for Lifeco, attributable to common shareholders, were a charge of $27 million, comprised mostly of restructuring costs of $20 million incurred to December 31, 2003 related to the CLFC acquisition. For the fourth quarter, Corporate net earnings attributable to common shareholders were a charge of $9 million, comprised primarily of restructuring costs related to the CLFC acquisition.

Premiums and Deposits

Total premiums and deposits, before deduction of initial ceded premiums related to bulk reinsurance of a block of in-force liabilities, increased by $777 million compared to 2002.

CLFC premiums and deposits were $4,347 million in total: $2,270 million of risk-based product premiums, $195 million of self-funded premium equivalents, and $1,882 million of segregated funds deposits. Excluding CLFC, risk-based product premiums were lower than 2002 levels. This is largely due to a decrease in membership in the healthcare line and lower business-owned life insurance (BOLI) in the United States; and reduced reinsurance premiums for property and casualty and life lines of business in Canada.

Premiums – insurance, annuities, insured health products and reinsurance **44%** (41%)

Self-funded premium equivalents (ASO contracts) **29%** (35%)

Segregated funds deposits **27%** (24%)



2002 figures are shown in brackets

At December 31, 2003, 56% of premium revenue is from fee-based products (59% in 2002), rather than the traditional risk-based contracts.

For the Canada/Europe segment, fee-based products account for 39% of premium revenue: 28% segregated funds and 11% ASO business.

For the United States segment, fee-based products account for 78% of premium revenue: 25% segregated funds and 53% ASO business.

Fee and Other Income

Fee income was up $24 million from 2002, made up of a combination of the inclusion of CLFC fees of $213 million in 2003 and increased segregated funds fees for the Canada/Europe segment, essentially offset by the change in U.S. $ translation rates and lower United States ASO fees reflecting lower medical membership levels for the United States segment.

Group health ASO contracts **52%** (61%)

Segregated funds **38%** (31%)

Other fee income **10%** (8%)



2002 figures are shown in brackets

Paid or Credited to Policyholders – Total

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds). The ceded premiums of $5.4 billion associated with the bulk reinsurance transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income and a corresponding reduction of paid or credited to policyholders.

In aggregate, $13.7 billion was paid or credited to policyholders for the year ended December 31, 2003, before the reduction related to the bulk reinsurance transaction, including benefits paid or credited to policyholders of CLFC.

Transactions with Related Parties

Refer to note 14 of the Company's 2003 Consolidated Financial Statements.

Financial Position

Total Assets under Administration

Total assets under administration increased 66% or $63.0 billion in 2003, made up of increases in general fund assets of $37.4 billion and segregated funds assets of $25.6 billion.

The acquisition of CLFC added $58.1 billion of assets under administration, made up of $24.2 billion of segregated funds assets, and $33.9 billion of general fund assets in 2003. Excluding CLFC, assets under administration increased $4.9 billion or 5% year over year.

Asset Quality – General Fund Assets

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $234 million or 0.3% of portfolio investments at December 31, 2003, compared with $139 million or 0.3% a year earlier. The Company's allowance for credit losses at December 31, 2003 was $190 million, compared with $166 million at year-end 2002.

Additional provisions for future credit losses on assets backing actuarial liabilities are included in actuarial liabilities and amounted to $959 million at December 31, 2003 ($440 million at December 31, 2002).

The combination of the allowance for credit losses of $190 million, together with the $959 million provision for future credit losses in actuarial liabilities represents 1.6% of bond, mortgage and real estate assets at December 31, 2003 (1.4% at December 31, 2002).

Policy Liabilities

Reference is made to note 7 of the Lifeco financial statements, Actuarial Liabilities, which presents the composition, nature, changes, assumptions and risk management issues associated with this significant balance sheet item.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has shielded the Company's financial position from past significant interest rate volatility.

Asset Distribution *(in $ millions)*

December 31		2003			2002	
Government bonds	$	21,434	26%	$	12,999	25%
Corporate bonds		32,774	39		20,765	41
Mortgages		15,088	18		7,850	15
Stocks		3,199	4		1,581	3
Real estate		1,594	2		1,267	2
Sub-total portfolio investments		74,089			44,462	
Cash & certificates of deposit		2,461	3		912	2
Policy loans		6,566	8		6,177	12
Total invested assets	$	83,116	100%	$	51,551	100%

Commercial Paper and Other Loans

As described in note 8 to the Lifeco financial statements, the Company has $2,197 million of long-term debt issued associated with the Canada/Europe segment, on both a direct basis and through its subsidiary, CLFC, and $226 million of capital securities issued in the United States through its subsidiary, GWL&A Financial Inc.

Non-controlling interests

Refer to note 9 of the Lifeco financial statements.

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidaries the Company has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. The carrying value of units held by external parties at December 31, 2003 was $466 million.

Capital Stock and Surplus

Outstanding Share Data – refer to note 10 of the Lifeco financial statements.

2003 Activity

During 2003, the Company paid dividends of $1.125 per common share for a total of $459 million and preferred share dividends of $41 million.

The Company utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the Company's Stock Option Plan.

In November, 2003, the Company announced a further normal course issuer bid commencing December 1, 2003 and terminating November 30, 2004. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. In 2003, through the normal course issuer bid process, 3,853,600 common shares were purchased for cancellation at a cost of $155 million or $40.12 per share.

On July 10, 2003, in connection with the acquisition of CLFC, the Company issued $796 million of preferred shares to CLFC common shareholders, $900 million of common shares from treasury via private placement, and $2,102 million of common shares to CLFC common shareholders, for a total increase to capital of $3.8 billion.

On September 30, 2003, Lifeco redeemed its Series C 7.75% Non-cumulative First Preferred shares for a price of $25.50 per share or $102 million in total.

The strengthening of the Canadian dollar in 2003 resulted in decreases to the provision for unrealized gain on translation of net investment in self-sustaining operations by $530 million from December 31, 2002.

In total, capital stock and surplus increased by $3.9 billion, to $8.6 billion at December 31, 2003, from December 31, 2002.

Financial Strength

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's ratio of available capital to MCCSR at the end of 2003 was 190% (223% at the end of 2002). London Life's MCCSR ratio at the end of 2003 was 252% (228% at the end of 2002). Canada Life's MCCSR ratio at the end of 2003 was 204%.

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has estimated risk-based capital to be 375% at December 31, 2003 (428% at the end of 2002) after giving effect to the sale of the Canada Life U.S. group life business which is expected to close in the first quarter of 2004 (see page 54).

Credit Ratings

On July 10, 2003, Lifeco announced that it had closed its transaction to acquire the common shares of CLFC. As a result of the transaction closing, the rating agencies have changed the ratings of Lifeco and certain of its subsidiaries as follows:

- The long-term debt ratings of Lifeco have been lowered by a single rating notch.
- The financial strength ratings of Lifeco's principal operating subsidiaries, Great-West, London Life and GWL&A, have been lowered by one rating notch by Standard & Poor's, Moody's Investors Service and A.M. Best Company.
- Two of the rating agencies, Standard & Poor's and Moody's Investors Service, have assigned a negative outlook to the ratings.

The announcement also affected certain of the ratings for Canada Life and its subsidiaries, as follows:

- The Canada Life financial strength ratings were affirmed by A.M. Best, Dominion Bond Rating Services, Moody's and Standard & Poor's, with the Moody's and Standard & Poor's ratings being assigned a negative outlook.
- The financial strength rating assigned by A.M. Best to Canada Life International Re was lowered by one notch to A to conform to the rating assigned by A.M. Best to the existing reinsurance operations of Great-West.
- The Canada Life financial strength rating assigned by Fitch Ratings was raised to AA+ from AA-.
- The Canada Life subordinated debt ratings were affirmed by Standard & Poor's and raised one notch to AA (low) by Dominion Bond Rating Services.

The financial strength ratings of Lifeco and its operating subsidiaries, including Canada Life, remain very strong.

Rating Agency	Measurement	Ratings				
		Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Service*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* *Ratings are on negative outlook*

Cash Flows

December 31 (in $ millions)	2003	2002
Cash flows relating to the following activities:		
Operations	$ 2,098	$ 1,394
Financing	1,390	(595)
Investment	(1,939)	(724)
Increase in cash & certificates of deposit	1,549	75
Cash & certificates of deposit, beginning of year	912	837
Cash & certificates of deposit, end of year	$ 2,461	$ 912

The cash flows from operations, together with the cash flows from financing, were essentially offset by the acquisition of CLFC on July 10, 2003.

The increase in cash flows from operations for the twelve month period is essentially attributable to the inclusion of CLFC results. Financing and investment activities were dominated by the cash components of the CLFC acquisition and the related issue of common shares and debentures, as well as utilization of credit facilities.

Risk Management and Control Practices

Risks Associated with Policy Liabilities

Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return and, as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. Policy liabilities reflect reasonable expectations about future risk events, together with a margin. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires updated assumptions to reflect emerging experience results. In this way, the balance sheet reflects the current outlook for policyholder obligations.

The significant risks and related monitoring and control practices of Lifeco's operating companies, Great-West, London Life, Canada Life and GWL&A, are:

Claims Risk – Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the Company is active. Effective underwriting policies control the selection of risks insured for consistency with claims expectations. Underwriting limits control the amount of risk exposure insured in the property and casualty reinsurance operations.

Persistency (Policy Termination) Risk – Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for certain long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this persistency risk.

Investment Related Risk – Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between pricing, valuation and investment management is required to control this risk. Investment policies have been approved by the Boards of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with longer term cash flows and pricing guarantees carry more risk. Both pricing and valuation react to this risk by requiring higher margins where there is less yield certainty. The pricing and valuation of death benefit, maturity value and income guarantees associated with variable contracts employs stochastic modeling of future investment returns.

Reinsurance Risk – Products with mortality and morbidity risks have specific limits of Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. The Company also takes advantage of financial risk transfer through reinsurance to enhance returns on capital. Companies providing reinsurance are reviewed for financial soundness as part of the ongoing monitoring process.

For additional information on these risks, refer to note 7(d), 7(e), and 7(f) of the Lifeco financial statements.

Risks Associated with Invested Assets

The Company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. The Boards of Directors or the Executive Committees and the Investment Committees of the Boards of Directors annually approve Investment and Lending Policies, as well as Investment Procedures and

Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant risks associated with invested assets that the operating companies manage, monitor and control are outlined below.

Interest Rate Risk – Great-West, London Life and Canada Life – Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Derivative products are used only to hedge imbalances in asset and liability positions; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Boards of Directors or the Investment Committees of the Boards of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts.

Interest Rate Risk – GWL&A – Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, such as certificate annuities and payout annuities, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, such as portfolio annuities and life insurance, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. This enables GWL&A to react to changing interest rates as these assets mature for reinvestment.

Credit Risk – It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors.

Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

Liquidity Risk – The Company closely manages operating liquidity through cash flow matching of assets and liabilities and has approximately $48.0 billion in highly marketable securities.

Foreign Exchange Risk – Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

Other Risks – The Company has established specific policy guidelines and monitoring procedures related to environmental risk management in the investment portfolios.

Derivative Instruments – The Company's risk management process governing the use of derivative instruments includes:

- The Company acts only as an end user of derivative products, not as a market maker.
- The Company has strict operating policies which
  - prohibit the use of derivative products for speculative purposes,
  - permit transactions only with approved counterparties,
  - specify limits on concentration of risk,
  - document approval and issuer limits, and
  - document the required reporting and monitoring systems.

The Company's outstanding derivative products at December 31 and the related exposures are described in note 16 of the Lifeco financial statements.

Risks Associated with Business Operations

All business areas have appropriate training, development and internal control requirements for their needs. These are continuously monitored and refined to minimize the risk of losses arising from people, processes or systems. Human Resources policies support those requirements. The Company is committed to the maintenance of appropriate business continuity and disaster recovery plans.

The Company monitors regulatory compliance in all jurisdictions where it conducts business.

Holding Company Structure

As a holding company, Lifeco's ability to pay interest and other operating expenses and dividends and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries.

The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life, CLFC, Canada Life and GWL&A.

Changes in Accounting Policies

As disclosed in note 1(d) of Lifeco's financial statements, in March 2003, the CICA issued Emerging Issue Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See note 3 for the impact of this abstract on the financial statements of the Company.

Summary of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in Canada (GAAP) requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major critical accounting policies and related judgments underlying Lifeco's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Company's businesses and operations.

(The Company's general policies are described in detail in note 1 of the Consolidated Financial Statements.)

Actuarial liabilities – Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with the Company. The Appointed Actuaries of the Company's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the Company's obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment.

(Additional details regarding these adjustments and estimations can be found in note 7 of the Consolidated Financial Statements.)

Income Taxes – The Company has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

Employee Future Benefits – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations.

(These estimates are discussed in note 12 of the Consolidated Financial Statements.)

Future Accounting Policies

During 2003, Section 3870, Stock-Based Compensation and Other Stock-Based Payments, was amended to require expense treatment of all stock-based compensation and payments at grant date, effective January 1, 2004. During 2003, Accounting Guideline 13, Hedging Relationships, effective for January 1, 2004, establishes the criteria that must be met in order to apply hedge accounting for derivatives. Changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the Consolidated Statements of Net Income. These changes are not expected to have a material impact on the financial statements of the Company.

Outlook

With the acquisition of CLFC, management believes Lifeco and its subsidiaries are well positioned for long-term earnings growth. The Company's subsidiaries remain tightly focused on their core markets and have plans in place to capitalize on the consolidation of CLFC with Great-West and GWL&A. In Canada, the Company's extensive distribution network and lower cost structure continues to position it to capitalize on developments in the marketplace. The Company's Europe/Reinsurance operations represent a strong diversified platform for growth with expanded products and services offering an increased market presence. In the United States, the Company has positioned itself to respond effectively to changes in the health care marketplace and expects its defined contribution plan and 401(k) business to continue to grow.

CANADA/EUROPE – 2003 OPERATING RESULTS

The Canada/Europe operating results for Lifeco are the net consolidated Canadian and international (other than United States) operating income of Great-West, which in 2003 includes the related segment operating income of CLFC from date of acquisition, together with an allocation of a portion of Lifeco's corporate results.

Selected Consolidated Financial Information *(in $ millions)*

	2003	2002	% Change
For the years ended December 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 9,755	$ 8,198	19%
Self-funded premium equivalents (ASO contracts) *(1)*	1,675	1,355	24%
Segregated funds deposits: *(1)*			
Individual products	2,632	1,649	60%
Group products	1,808	1,163	55%
Total premiums and deposits	15,870	12,365	28%
Bulk reinsurance – initial ceded premiums *(2)*	(2,716)	–	
Net premiums and deposits	13,154	12,365	6%
Fee and other income	654	420	56%
Paid or credited to policyholders *(2)*	7,866	8,978	-12%
Net income attributable to:			
Preferred shareholders	41	31	32%
Common shareholders	629	441	43%
At December 31			
Total assets	$ 67,205	$ 36,010	87%
Segregated funds assets *(1)*	44,874	18,504	143%
Total assets under administration	$ 112,079	$ 54,514	106%
Capital stock and surplus	$ 6,478	$ 2,358	175%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities were $2,716 million.

FINANCIAL INFORMATION – CANADA/EUROPE OPERATIONS
CONSOLIDATED OPERATIONS *(in $ millions)*

Years ended December 31	2003	2002
Income:		
Premium income (1)	$ 9,755	$ 8,198
Bulk reinsurance – initial ceded premiums (2)	(2,716)	–
	7,039	8,198
Net investment income	3,005	2,149
Fee and other income	654	420
Total income	10,698	10,767
Benefits and Expenses:		
Paid or credited to policyholders	7,866	8,978
Other	1,742	1,097
Amortization of finite life intangible assets	7	–
Distribution on Capital Trust Securities	28	1
Net operating income before income taxes	1,055	691
Income taxes	269	196
Net income before non-controlling interests	786	495
Non-controlling interests	116	23
Net income	$ 670	$ 472

Summary of Net Income	2003	2002
Preferred shareholder dividends	$ 41	$ 31
Net income – common shareholders	629	441
Net income	$ 670	$ 472
(1) excludes - segregated funds deposits	$ 4,440	$ 2,812
- self-funded premium equivalents (ASO)	$ 1,675	$ 1,355

(2) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in-force policy liabilities in Canada/Europe operations were $2,716 million.

Reference is made to note 21 of the Lifeco financial statements, Segmented Information, for the presentation of the Canada/Europe segment.

Net income

Canada/Europe consolidated net earnings of Lifeco attributable to common shareholders for the fourth quarter of 2003 increased 72% to $200 million from $116 million a year ago. For the twelve months ended December 31, 2003, earnings were up 43% to $629 million, compared to $441 million at December 31, 2002.

The increases were due to both strong operating earnings for Great-West and London Life, as well as the inclusion of Canada/Europe results for CLFC from date of acquisition, which represents earnings of approximately $124 million, net of related financing costs.

Net Income Attributable to Common Shareholders
(in $ millions)

Years ended December 31	2003	2002	% Change
Group Insurance	$ 194	$ 125	55%
Individual Insurance & Investment Products	308	212	45%
Europe/Reinsurance	148	29	–
Corporate	(21)	75	–
	$ 629	$ 441	43%

In terms of major business units, in addition to the inclusion of the Canada/Europe earnings of CLFC, the twelve months ended December 31, 2003 reflect the following:

Group Insurance – The increase reflects favourable mortality in all product lines and improved healthcare costs, mitigated somewhat by long-term disability experience – refer to page 31.

Individual Insurance & Investment Products – The increase is essentially attributable to favourable mortality and morbidity, together with effective expense management – refer to page 34.

Europe/Reinsurance – Prior to the acquisition of CLFC, this business unit was named Reinsurance & Specialty and was comprised of LRG and The London Guarantee Insurance Company (London Guarantee) – refer to page 39.

Corporate – The change is essentially due to a combination of financing costs associated with the acquisition of CLFC, somewhat offset by the gain on sale of Lifestyle Retirement Communities and income taxes – refer to page 43.

Bulk Reinsurance

The Group Insurance and Individual Insurance business units of Great-West and London Life entered into a bulk reinsurance agreement during the third quarter with a third-party reinsurer to cede a portion of direct written individual life and group life and health business. This agreement was effective July 1, 2003 and the following initial cession transactions were recorded in the third quarter Summary of Consolidated Operations as a result of the transaction.

Bulk Reinsurance *(in $ millions)*

	Group Insurance	Individual Insurance	Total
Premium income	$ (2,716)	$ –	$ (2,716)
Paid or credited to policyholders	(2,716)	–	(2,716)
Net income	$ –	$ –	$ –

Premiums and Deposits

Years ended December 31 *(in $ millions)*	Premiums and Deposits			Sales (1)		
	2003	2002	% Change	**2003**	2002	% Change
Business/Product						
Group Insurance						
Small/mid-sized case	$ 1,395	$ 1,201	16%	$ 200	$ 185	8%
Large case	2,708	2,374	14%	123	134	-8%
Individual Insurance						
Life Insurance – Participating	1,597	1,377	16%	80	67	19%
– Non-participating	345	278	24%	60	41	46%
Living Benefits	153	127	20%	34	24	42%
Retirement & Investment Services						
Individual products	1,777	1,771	–	2,393	2,382	–
Group products	2,079	1,315	58%	825	610	35%
Europe/Reinsurance						
– Participating	84	–	–	–	–	–
– Non-participating	5,732	3,922	46%	5,185	3,922	32%
Total premiums and deposits	$ 15,870	$ 12,365	28%	$ 8,900	$ 7,365	21%
Bulk reinsurance – initial ceded premiums	(2,716)	–	–			
Net premiums and deposits	$ 13,154	$ 12,365	6%			
Summary by Type						
Risk-based products	$ 5,079	$ 4,276	19%			
International and reinsurance	4,676	3,922	19%			
Total risk-based products	9,755	8,198	19%			
ASO contracts	1,675	1,355	24%			
Segregated funds deposits:						
– Individual products	2,632	1,649	60%			
– Group products	1,808	1,163	55%			
Total premiums and deposits	$ 15,870	$ 12,365	28%			
Bulk reinsurance – initial ceded premiums	(2,716)	–	–			
Net premiums and deposits	$ 13,154	$ 12,365	6%			

(1) *Excludes Quadrus distributed mutual funds sales.*

Total premiums and deposits for 2003, before the deduction of initial ceded premiums related to bulk reinsurance of a block of in-force liabilities, increased $3,505 million, compared to the same period in 2002.

CLFC premiums and deposits were $4,036 million in total: $2,096 million of risk-based product premiums, $195 million of self-funded premium equivalents, and $1,745 million of segregated funds deposits. Excluding the impact of CLFC, risk-based product premiums were slightly lower than 2002 levels, due mainly to reduced reinsurance premiums for both property and casualty and life insurance lines of business.


Risk-based products **61%** (66%)
ASO contracts **11%** (11%)
Segregated funds deposits – Individual products **17%** (14%)
Segregated funds deposits – Group products **11%** (9%)

2002 figures are shown in brackets

Total sales for 2003 were up 21% overall from 2002 levels. However, CLFC sales included in 2003 were $3,724 million in total: $39 million Individual Insurance, $8 million Group Insurance, $404 million Retirement & Investment Services and $3,273 million Europe/Reinsurance. Excluding CLFC, the reduction in sales from 2002 levels was essentially the impact of weaker equity markets in the first six months of 2003 reflected in retirement product sales as well as lower sales of reinsurance products in 2003.

Net Investment Income *(in $ millions)*

Years ended December 31	2003	2002	% Change
Investment income	$ 2,797	$ 2,027	38%
Amortization of gains and losses	260	179	45%
Provision for credit losses	(1)	(42)	–
Gross investment income	3,056	2,164	41%
Less: Investment expenses	51	15	–
Net investment income	$ 3,005	$ 2,149	40%

Net investment income for 2003 increased $856 million or 40% from the same period last year. $732 million of the increase relates to CLFC. Other items contributing to the increase in investment income include a gain on the sale of Lifestyle Retirement Communities, improved equity markets, and favourable credit loss experience.

Fee Income *(in $ millions)*

Years ended December 31	2003	2002	% Change
Segregated funds	$ 488	$ 318	53%
ASO contracts	98	69	42%
Other	68	33	106%
	$ 654	$ 420	56%

Fee Income


Segregated Funds **75%** (76%)
ASO Contracts **15%** (16%)
Other **10%** (8%)

2002 figures are shown in brackets

Fee income is derived from the management of segregated funds assets and the provision of group health ASO business. The increase in fee income in 2003 of $234 million compared to 2002 includes $209 million related to CLFC and increases in all fee accounts.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds). The initial ceded premiums of $2.7 billion associated with the bulk reinsurance transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income and a corresponding reduction of paid or credited to policyholders.

In aggregate, $10.6 billion was paid or credited to policyholders in 2003, before the reduction related to the bulk reinsurance transaction, including benefits paid or credited to policyholders of CLFC.

Other

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Other *(in $ millions)*

Years ended December 31	2003	2002	% Change
Total expenses	$ 1,042	$ 625	67%
Less: Investment expenses	51	15	240%
Operating expenses	991	610	62%
Commissions	643	427	51%
Premium taxes	108	60	80%
Total	$ 1,742	$ 1,097	59%

Operating expenses for 2003 increased $381 million compared to 2002. The inclusion of CLFC increased expenses by $344 million in 2003. Commission payments increased $216 million, including $194 million related to CLFC. Premium taxes increased by $48 million, including $31 million related to CLFC.

Income Taxes

Income taxes for 2003 were $269 million compared to $196 million for 2002. Of the increase, $49 million is related to CLFC in 2003, as well as increased net income.

Consolidated Balance Sheet – Canada/Europe Operations *(in $ millions)*

December 31	2003			2002		
	Shareholder	Participating	Total	Shareholder	Participating	Total
Assets						
Invested assets	$ 34,210	$ 20,511	$ 54,721	$ 14,897	$ 13,974	$ 28,871
Goodwill and intangible assets	6,504	–	6,504	1,621	–	1,621
Other general fund assets	5,244	736	5,980	5,103	415	5,518
Total assets	$ 45,958	$ 21,247	$ 67,205	$ 21,621	$ 14,389	$ 36,010
Segregated funds assets			44,874			18,504
Total assets under administration			$ 112,079			$ 54,514
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 29,564	$ 18,692	$ 48,256	$ 16,283	$ 12,606	$ 28,889
Net deferred gains on portfolio investments sold	1,237	771	2,008	427	387	814
Other general fund liabilities	7,844	405	8,249	1,992	150	2,142
Total liabilities	38,645	19,868	58,513	18,702	13,143	31,845
Non-controlling interests	835	1,379	2,214	561	1,246	1,807
Capital stock and surplus	6,478	–	6,478	2,358	–	2,358
Total liabilities, capital stock and surplus	$ 45,958	$ 21,247	$ 67,205	$ 21,621	$ 14,389	$ 36,010

Assets

Assets Under Administration *(in $ millions)*

December 31

	2003	2002
Invested assets	$ 54,721	$ 28,871
Goodwill and intangible assets	6,504	1,621
Other general fund assets	5,980	5,518
Total assets	67,205	36,010
Segregated funds assets	44,874	18,504
Total assets under administration	$ 112,079	$ 54,514

Total assets under administration at December 31, 2003 were $112.1 billion, an increase of $57.6 billion from December 31, 2002. General fund assets increased by $31.2 billion and segregated funds assets increased by $26.4 billion compared with December 31, 2002.

The inclusion of CLFC at December 31, 2003 added $49.8 billion of assets under administration: $26.0 billion of general fund assets and $23.8 billion of segregated funds assets.

Invested Assets

The Investment Division manages the general fund assets of Great-West, London Life and Canada Life which support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. Great-West, London Life and Canada Life follow prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Investment Division implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at December 31, 2003 were $54.7 billion, compared to $28.9 billion at December 31, 2002. The increase of $25.8 billion is primarily due to the acquisition of CLFC.

Asset Distribution *(in $ millions)*

December 31	2003		2002	
Government bonds	$ 15,523	28%	$ 7,721	26%
Corporate bonds	19,292	35	9,393	33
Mortgages	11,882	22	7,190	25
Stocks	2,627	5	1,414	5
Real estate	1,396	3	1,080	4
Sub-total portfolio investments	50,720		26,798	
Cash & certificates of deposit	1,944	3	579	2
Policy loans	2,057	4	1,494	5
Total invested assets	$ 54,721	100%	$ 28,871	100%

Bond Portfolio

The total bond portfolio increased to $34.8 billion or 63% of invested assets at December 31, 2003, from $17.1 billion or 59% of invested assets at December 31, 2002. Federal, provincial and other government securities represented 45% of the bond portfolio, unchanged from 2002. The increase in bonds was primarily due to the acquisition of CLFC. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 85% rated A or higher. The excess of fair value over carrying value at December 31, 2003 was $982 million ($840 million in 2002).

Asset Distribution


Corporate bonds 35% (33%)
Mortgages 22% (25%)
Government bonds 28% (26%)
Policy loans 4% (5%)
Cash & certificates of deposit 3% (2%)
Real estate 3% (4%)
Stocks 5% (5%)

2002 figures are shown in brackets

Bond Portfolio Quality *(excludes $1,575 million short-term investments, $706 million in 2002) (in $ millions)*

December 31	2003		2002	
Estimated Rating				
AAA	$ 13,356	40%	$ 6,599	40%
AA	5,397	16	2,445	15
A	9,634	29	5,183	32
BBB	4,394	13	1,814	11
BB or lower	459	2	367	2
Total	$ 33,240	100%	$ 16,408	100%


AAA 40% (40%)
AA 16% (15%)
A 29% (32%)
BBB 13% (11%)
BB or lower 2% (2%)

2002 figures are shown in brackets

Mortgage Portfolio

The total mortgage portfolio increased to $11.9 billion or 22% of invested assets in 2003, compared to $7.2 billion or 25% of invested assets in 2002. The mortgage portfolio consisted of 48% commercial loans, 37% multi-family loans and 15% single family residential loans. Total insured loans were $4.0 billion or 33% of the mortgage portfolio. The increase in mortgages was primarily due to the CLFC acquisition.

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region. The excess of fair value over carrying value at December 31, 2003 was $573 million ($478 million in 2002).

Equity Portfolio

The Company's total equity portfolio was $4.0 billion at December 31, 2003 or 8% of invested assets, compared to $2.5 billion or 9% of invested assets a year ago. The equity portfolio consists primarily of high quality, publicly traded stocks and institutional-grade, income producing real estate located in major economic centers. The increase was primarily due to the CLFC acquisition, which was offset by the sale of approximately $686 million of the Company's real estate portfolio.

Asset Quality

With the inclusion of CLFC at December 31, 2003, non-investment grade bonds were $459 million or 1.4% of the bond portfolio at December 31, 2003, compared to $367 million or 2.2% of the bond portfolio a year ago.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $112 million or 0.22% of portfolio investments at December 31, 2003, compared with $93 million or 0.35% at December 31, 2002.

The Company's allowance for credit losses at December 31, 2003, for non-performing assets and non-investment grade bonds, was $80 million, compared with $78 million at year-end 2002. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $755 million at December 31, 2003 ($406 million at December 31, 2002).

Non-Performing Loans *(in $ millions)*

December 31	2003			2002		
Asset Class	Bonds	Mortgages	Total	Bonds	Mortgages	Total
Non-performing loans	$ 108	$ 4	$ 112	$ 86	$ 7	$ 93

Allowances for Credit Losses *(in $ millions)*

December 31	2003			2002		
	Specific Provisions	General Provisions	Total	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ 67	$ 13	$ 80	$ 60	$ 18	$ 78

Fair Value

The fair value of invested assets exceeded their carrying value by $1.9 billion as at December 31, 2003, compared to $1.5 billion in 2002. Total fair value increased to $56.7 billion from $30.4 billion in 2002. The change in the excess of fair value compared to carrying value year over year reflects the increase in assets, as well as the impact of lower interest rates and stronger equity markets. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

Other General Fund Assets *(in $ millions)*

December 31	2003	2002
Funds withheld by ceding insurers	$ 4,142	$ 4,786
Other assets	1,838	732
Total other general fund assets	$ 5,980	$ 5,518

Funds withheld by ceding insurers decreased $644 million. The decrease reflects the nature of reinsurance contracts written and results in a related decrease in policy liabilities.

Other assets, at $1,838 million, are comprised of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts and accounts receivable, and includes $1.0 billion related to CLFC.

Segregated Funds

The Investment Division and the Company's investment subsidiaries – GWL Investment Management Ltd., London Life Investment Management Ltd., GWL Realty Advisors Inc., Laketon Investment Management Ltd., and Setanta Investment Management PLC – are the investment managers for the Company's segregated funds.

Segregated funds assets under management, which are measured at market values, increased by $26.4 billion to $44.9 billion at December 31, 2003. The addition of the CLFC portfolios at acquisition added $21.6 billion to the Company's segregated funds assets. The balance of the growth resulted from net deposits of $624 million, as well as market value gains of $4.1 billion.

Segregated Funds Assets *(in $ millions)*

December 31	2003	2002	2001	2000	1999
Stocks	$ 30,872	$ 10,521	$ 11,414	$ 11,238	$ 9,025
Bonds	7,731	4,132	4,065	4,249	4,024
Mortgages	1,466	1,349	1,150	1,070	1,128
Real estate	3,119	2,022	1,767	1,383	1,119
Cash and other	1,686	480	697	742	434
Total	$ 44,874	$ 18,504	$ 19,093	$ 18,682	$ 15,730
Internally-managed	30,160	13,195	14,480	14,382	12,397
Externally-managed	14,714	5,309	4,613	4,300	3,333
Year over year growth	143%	-3%	2%	19%	–

Outlook – Investment

The Company's investment portfolio is broadly diversified and encompasses strategies to generate appropriate asset mixes and returns relative to the terms and characteristics of the Company's liabilities. The majority of the investment program for the general funds will continue to be in medium to long-term fixed income instruments, primarily bonds and mortgages. Investments in equity markets and other asset classes will continue to be reviewed as risk-adjusted market opportunities arise.

In addition to managing the general funds of the Company, the Investment Division and its investment subsidiaries remain closely aligned with the Company's segregated funds and third-party asset management lines of business, and will continue to develop its infrastructure to deliver superior service to clients.

Liabilities

Liabilities *(in $ millions)*

December 31	2003	2002
Policy liabilities	$ 48,256	$ 28,889
Net deferred gains on portfolio investments sold	2,008	814
Other general fund liabilities	8,249	2,142
Total liabilities	$ 58,513	$ 31,845

Total liabilities at December 31, 2003 were $58.5 billion, an increase of 84% from December 31, 2002, including CLFC liabilities of $25.5 billion.

Policy Liabilities

Policy liabilities increased $19.4 billion, made up mainly of CLFC policy liabilities of $23.1 billion and a reduction of approximately $2.7 billion related to the bulk reinsurance program.

Other General Fund Liabilities *(in $ millions)*

December 31	2003	2002
Current income taxes	$ 602	$ 452
Commercial paper and other loans	2,226	583
Funds held under reinsurance contracts	2,930	–
Other liabilities	2,491	1,107
Total other general fund liabilities	$ 8,249	$ 2,142

Total other general fund liabilities at December 31, 2003 were $8.2 billion, an increase of $6.1 billion from December 31, 2002. The increase in commercial paper and other loans includes $1.2 billion due to the issue of debentures and utilization of credit facilities in connection with the acquisition of CLFC and $0.6 billion due to the inclusion of CLFC in 2003. Other liabilities, at $2.5 billion, which increased $1.4 billion from December 31, 2002, includes $1.1 billion of CLFC liabilities. Other liabilities include trade payables, accruals, temporary transaction related liabilities, as well as provisions for retirement benefits other than pensions.

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets is held in highly marketable securities that can be sold to meet any unanticipated cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds.

Liquid assets of $33.4 billion provide high levels of liquidity, particularly when used in combination with the other methods of liquidity management available to the Company.

Liquid Assets *(in $ millions)*

December 31	2003		2002	
	Balance Sheet Value	Market Value	Balance Sheet Value	Market Value
Cash & certificates of deposit	$ 1,879	$ 1,879	$ 579	$ 579
Highly marketable securities				
Government bonds	15,281	15,579	7,493	7,881
Corporate bonds	13,054	13,626	5,931	6,061
Common/Preferred shares	2,291	2,521	1,226	1,235
Residential mortgages (insured)	905	916	1,045	1,069
Total	$ 33,410	$ 34,521	$ 16,274	$ 16,825

Cashable Liability Characteristics *(in $ millions)*

December 31	2003	2002
Surrenderable insurance and annuity liabilities		
At market value	$ 5,442	$ 2,638
At book value	17,730	11,871
Total	$ 23,172	$ 14,509

Business Segments – Canada/Europe Operations

Group Insurance

With the acquisition of CLFC, the Company's Group Insurance Division became a leading provider of group life and health insurance products in Canada, with a market share position of over 24%. The Division offers a wide range of group protection products and related services as noted below.

Market Position	Products and Services	Distribution
• Employee benefits for more than 34,000 plan sponsors • 24.7% market share for employee/employer plans	**Life and Health** • Life • Disability • Critical illness • Accidental death & dismemberment • Dental plans • Expatriate coverage • Extended healthcare plans **Creditor** • Creditor life • Creditor disability • Creditor job loss • Creditor critical illness	• 125 account managers and sales staff located in 15 Group Offices • 107 Regional Employee Benefits Managers and Selectpac Specialists located in Resource Centres

Highlights

- Shareholder net income increased to $194 million, up 55% over 2002.
- Premiums, premium equivalents and new deposits increased by $528 million from 2002 levels, to $4,103 million.
- Sales increased to $323 million, up 1% over 2002.

Consolidated Net Income *(in $ millions)*

Years ended December 31	2003	2002
Income:		
Premium income	$ 2,428	$ 2,220
Bulk reinsurance – initial ceded premiums	(2,716)	–
	(288)	2,220
Net investment income	252	205
Fee and other income	95	68
Total income	59	2,493
Benefits and Expenses:		
Paid or credited to policyholders	(799)	1,868
Other	590	426
Distribution on Capital Trust Securities	–	–
Net operating income before income taxes	268	199
Income taxes	74	74
Net income before non-controlling interests	194	125
Non-controlling interests	–	–
Net income	$ 194	$ 125

Summary of Net Income

Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	194	125
Net income	$ 194	$ 125

Consolidated Group insurance results include the Canadian operations of Canada Life from the date of acquisition.

Net income attributable to common shareholders increased 55% in 2003 to $194 million, compared to $125 million in 2002. Excluding the contribution from Canada Life of $28 million, net income increased 33%. The life account mortality results improved significantly as death claim experience was less than expected. These improved results were particularly evident in the small and mid-sized case market. The group life account from the Canada Life group business produced favourable results. The health account results also contributed to the strong year-over-year gains in net income. In the medical, drug and dental sub-lines, the results improved, particularly in the smaller case market. Within the long-term disability sub-line, the results, although profitable, did deteriorate somewhat from the very buoyant 2002 results, reflecting worse than expected incidence rates. Interest gain results strengthened on a year-over-year comparative basis as a result of asset growth and interest margin improvements. The expense gain component of earnings also increased as the growth in expense recoveries from premiums exceeded the growth in operating expenses.

Group Insurance – Divisional Summary *(in $ millions)*

Years ended December 31	Premiums and Deposits			Sales		
	2003	2002	% Change	2003	2002	% Change
Business/Product						
Small/mid-sized case	$ 1,395	$ 1,201	16%	$ 200	$ 185	8%
Large case – insured	1,033	1,019	1%	52	76	-32%
– ASO	1,675	1,355	24%	71	58	22%
Total	$ 4,103	$ 3,575	15%	$ 323	$ 319	1%

Total premiums and deposits, net of the continuing impact of $0.4 billion associated with the bulk reinsurance agreement, increased 15% to $4.1 billion in 2003. Total premiums and deposits include $0.6 billion of net premium income from Canada Life. Excluding Canada Life and the impact of the bulk reinsurance agreement, premiums and deposits increased 8% over 2002. This growth was driven by continued strong persistency, slightly improved sales results, and rate adjustments to account for healthcare inflation.

Persistency levels in the small/mid-sized case markets were very strong, offset by some deterioration in the ASO market, where results fluctuate based on market activity and opportunities to acquire new business at sustainable pricing levels. While sales emerging from new clients were up significantly, the sales of benefit plan improvements from existing clients deteriorated reflecting a general industry trend in 2003. Notwithstanding this, sales in the target small and mid-sized case market increased 8% overall.

Risk Analysis and Management – The basic risk related to group insurance centers on the insurer's ability to predict claims experience for the coming year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

In healthcare products, claims levels are driven by inflation and utilization. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

In disability products, a number of factors, including aging and industry characteristics, play a role in future claim patterns. The risks emerging from these factors are managed through pricing and plan designs that emphasize prevention, early intervention and return to work programs.

Outlook – Group Insurance

For those companies that are strongly positioned within the Canadian group insurance marketplace, the outlook is very positive. Demutualization and consolidation has resulted in price rationalization leading to greater opportunity for profitable growth in all market segments. New technologies have created new opportunities for companies to lower costs while improving their products and services for plan sponsors and plan members. Great-West, with its extensive distribution capability and low cost, is in an excellent position to capitalize on these opportunities. Through the effective application of new technologies, Great-West expects to achieve significant reductions in administration and claims adjudication costs, thereby enhancing its competitive advantage in this important area. As well, these new technologies will allow the Group Division to enhance services to its plan sponsors, plan members and producers by offering them the ability to transact business and obtain benefit plan and health related information through the Internet. As group disability plans continue to gain the attention of plan sponsors, Great-West has developed an array of expanded disability services that will support clients in the management of their plans. Early intervention programs and online disability management information services are available to meet these emerging client needs.

Integration of Canada Life

The acquisition of Canada Life's group insurance business represents a unique opportunity for the Company to gain a significant share in the target small and medium-sized group markets. As well, through the acquisition of Canada Life's group creditor business, the Company has gained a leading position in this market segment. For the newly acquired creditor insurance business, the strategy is to maintain the Canada Life brand and product offerings, while enhancing the value proposition to clients through the introduction of new system technologies to enhance administrative processes. The integration strategy for the non-creditor business is focused on migrating the Great-West and Canada Life customer bases to a common Great-West branded set of products, administered on a single suite of enhanced Great-West systems. These system enhancements will allow Great-West to deliver expanded customer services and lower unit costs. Speed and quality are two critical success factors for the integration. The Division made significant progress in integrating systems and processes in 2003, and in laying the groundwork for conversion of Canada Life business. Great-West is leveraging the combined expertise and experience of the Great-West and Canada Life organizations to complete the integration and conversion by early 2005, and to ensure that quality customer service is maintained throughout this process.

Individual Insurance & Investment Products

Individual Insurance & Investment Products (IIIP) consists of three distinct product divisions: Life Insurance for individuals, Living Benefits for individuals and Retirement & Investment products for both individuals and groups. Products are distributed through Freedom 55 Financial and Great-West financial security advisors, Canada Life distribution partners including managing general agents, independent brokers and intercorporate agreements with other financial institutions.

Market Position	Products and Services: Individual Insurance	Products and Services: Retirement & Investment Services	Distribution
• 24% market share of individual life insurance in force premium • 31% market share of individual living benefits in force premium • 32% market share in individual segregated funds • 34% market share in group segregated funds	**Life Insurance** • Term life • Universal life • Participating life **Living Benefits** • Disability • Critical illness	**Products** • Segregated funds • Retirement savings plans • Non-registered savings programs • Deferred profit sharing plans • Defined contribution pension plans • Payout annuities • Deferred annuities • Investment management services only plans • Retirement income funds • Life income funds **Administrative Services** • Employee stock purchase and options plans • Incentive plans	• 1,095 Great-West financial security advisors • 2,897 Freedom 55 Financial financial security advisors • 2,582 Investors Group consultants • 13,189 independent advisors associated with 73 managing general agents • 2,482 independent brokers and benefit consultants

Highlights

- Shareholder net income increased to $308 million, up 45% over 2002.
- Premiums, premium equivalents and new deposits increased by $1.0 billion from 2002 levels, to $5.9 billion.
- Sales increased 9% to $3.4 billion over 2002.

Consolidated Net Income *(in $ millions)*

Years ended December 31	2003 Shareholder	2003 Participating	2003 Total	2002 Shareholder	2002 Participating	2002 Total
Income:						
Premium income	$ 1,054	$ 1,597	$ 2,651	$ 662	$ 1,377	$ 2,039
Bulk reinsurance – initial ceded premiums	–	–	–	–	–	–
	1,054	1,597	2,651	662	1,377	2,039
Net investment income	766	1,146	1,912	463	909	1,372
Fee and other income	412	–	412	332	–	332
Total income	2,232	2,743	4,975	1,457	2,286	3,743
Benefits and Expenses:						
Paid or credited to policyholders	1,289	2,220	3,509	741	1,994	2,735
Other	525	303	828	365	256	621
Distribution on Capital Trust Securities	–	–	–	–	–	–
Net operating income before income taxes	418	220	638	351	36	387
Income taxes	110	120	230	139	36	175
Net income before non-controlling interests	308	100	408	212	–	212
Non-controlling interests	–	100	100	–	–	–
Net income	$ 308	$ –	$ 308	$ 212	$ –	$ 212

Summary of Net Income	2003 Shareholder	2003 Participating	2003 Total	2002 Shareholder	2002 Participating	2002 Total
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	308	–	308	212	–	212
Net income	$ 308	$ –	$ 308	$ 212	$ –	$ 212

Consolidated IIIP results include the Canadian operations of Canada Life from the date of acquisition.

Net income attributable to common shareholders increased 45% to $308 million from 2002 results. The CLFC acquisition contributed $68 million to these earnings in 2003. The other key drivers of earnings growth included effective expense management, favourable mortality experience and favourable morbidity experience. Retirement & Investment Services (RIS) assets under administration doubled in 2003, due to strong market growth and the addition of Canada Life assets.

Participating policyholder dividends were $675 million in 2003 compared to $608 million in 2002. The Canada Life acquisition contributed $54 million to dividends paid.

Individual Insurance – Divisional Summary *(in $ millions)*

Years ended	Individual Life Participating	Individual Life Non-Participating	Living Benefits	Total
December 31, 2003				
Sales premium	$ 80	$ 60	$ 34	$ 174
Revenue premium income	1,597	345	153	2,095
December 31, 2002				
Sales premium	$ 67	$ 41	$ 24	$ 132
Revenue premium income	1,377	278	127	1,782

Individual Life Insurance

Individual life insurance sales, measured by annualized premium, increased by 30% to $140 million in 2003, while revenue premium exceeded $1.9 billion, including $30 million of Canada Life sales and $301 million of Canada Life revenue premium.

Sales of participating policies increased 19% in 2003, and continued strong in the age 50+ wealth management market. The Company has a leading market position of more than 40% of Canadian participating insurance sales.

Sound management of its participating insurance businesses enables delivery of long-term policyholder dividend performance that is consistently among the best in the industry. However, a sustained lower investment return on the assets backing liabilities in all the participating accounts is reflected in a reduction to the policyholder dividend scales, effective April 1, 2004 for Great-West and London Life, and effective January 1, 2004 for Canada Life. A regulated percentage of in-year distributable surplus in the participating account is credited to the shareholder account. In 2003, the total amount credited was $18 million.

Risk Analysis and Management – The most significant risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred. Current mortality experience reflects the diligence of underwriting practices over past decades, as well as today's practices.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management continues to prudently manage this pricing risk.

Living Benefits

Living benefits sales, consisting of disability insurance and critical illness insurance, increased by 42% in 2003 for a total of $34 million in new annualized premium, including $9 million of Canada Life sales. This growth was mainly due to increased sales of critical illness insurance. Overall, revenue premium increased 20% to $153 million, indicating strong persistency. Included in this figure is $16 million of revenue premium from Canada Life.

Critical illness insurance sales of $11 million in new annualized premium represented 121% growth in 2003. Included in this figure is $5 million from Canada Life. Oasis™, Great-West's critical illness product, was first introduced in 2000 and further enhanced in recent years. Within a short period, this product has become a market leader. Canada Life's sales of the Life Advance™ critical illness insurance product were $9 million for the 2003 calendar year, or 69% ahead of 2002. Canada Life has held a strong position in the critical illness market for a number of years and introduced a term-to-100 product in 2003.

Disability insurance sales increased 21% to $23 million in new annualized premium in 2003. Included in this figure is $3 million of sales for Canada Life. During this time, industry sales have decreased, driven partially by a decline in cancelable product sales. Great-West launched a pilot Guaranteed Standard Issue program in 2002, and completed a full launch of the program in 2003.

Risk Analysis and Management – The significant risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance. Disability experience is highly cyclical.

The Company manages the disability risk through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews. Current morbidity experience reflects the diligence of past underwriting practices and pricing, as well as current practices.

Retirement & Investment Services

Divisional Summary *(1) (in $ millions)*

Years ended	Individual Savings Plans	Group Savings Plans	Group Investment Management	Payout Annuities	Total
December 31, 2003					
Sales premium					
Risk-based products	$ 415	$ 66	$ 9	$ 128	$ 618
Segregated funds	1,829	418	353	–	2,600
Revenue premium income					
Risk-based products	171	272	–	113	556
Segregated funds	1,492	1,430	378	–	3,300
Assets under administration					
Risk-based products	2,322	2,750	45	6,555	11,672
Segregated funds	14,131	10,194	5,018	–	29,343
Total	$ 16,453	$ 12,944	$ 5,063	$ 6,555	$ 41,015
December 31, 2002					
Sales premium					
Risk-based products	$ 374	$ 39	$ 1	$ 45	$ 459
Segregated funds	1,963	209	361	–	2,533
Revenue premium income					
Risk-based products	90	152	–	32	274
Segregated funds	1,649	802	361	–	2,812
Assets under administration					
Risk-based products	1,226	1,124	43	2,603	4,996
Segregated funds	10,074	3,797	4,633	–	18,504
Total	$ 11,300	$ 4,921	$ 4,676	$ 2,603	$ 23,500

(1) Excludes Quadrus distributed mutual funds sales and assets.

The Retirement & Investment Services (RIS) Division experienced increased sales in 2003. Sales results reflected both the acquisition of Canada Life and difficult market conditions during the first half of the year, particularly in the retail segregated funds area.

Individual retail segregated funds grew 40% during 2003, or 14% excluding Canada Life assets acquired during the year.

Through the acquisition of Canada Life, the Company strengthened its leading market share position for individual segregated funds assets to 32%, from 26% at the end of 2002.

The Company continued to generate positive net cash flows from retail segregated funds. This compares favourably with Investment Funds Institute of Canada (IFIC) members, which in total experienced negative cash flows in 2003. The Company offers 56 Freedom Funds™ to individual Freedom 55 Financial clients and 54 segregated funds to individual Great-West clients. Canada Life's core segregated fund product, Generations™, was re-launched in late 2003 with 54 funds now offered. The Company's focus is on long-term financial security planning, rather than short-term performance. Great-West and London Life's investment planning process includes an asset allocation program to help clients build a portfolio to meet long-term needs through Great-West and London Life proprietary segregated funds and Quadrus Investment Services' proprietary mutual funds. A new suite of asset class funds, supported by an effective asset allocation system, was launched for Canada Life and is expected to increase sales in 2004.

Mutual Funds – Mutual fund assets distributed by Quadrus licensed investment representatives increased 40% over 2002, which included successfully repatriating investment representatives and their mutual fund business to Quadrus. In 2003, sales of mutual funds through Quadrus increased 27%.

Quadrus Investment Services *(in $ millions)*

Years ended December 31	2003	2002
Mutual fund sales	$ 248	$ 195
Distributed mutual fund assets	1,614	1,152

Quadrus offers 38 mutual funds under the Quadrus Group of Funds™ brand. Quadrus works closely with Mackenzie Financial Corporation (Mackenzie), a member of the Power Financial Corporation group of companies, which manages Quadrus' administrative platform. The Company expects significant growth in this relatively new line of business.

Risk Analysis and Management – The Company's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company encourages its clients to follow a long-term asset allocation approach, the success of which is evident with the Company and clients experiencing significantly better net cash flow on its segregated funds than overall mutual fund industry results.

At December 31, 2003, approximately half of individual segregated funds assets were in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of optimal returns within a given level of risk.

With the significant increase in the group retirement business resulting from the acquisition of Canada Life, the Company has expanded its presence in this relatively stable business. With a significant proportion of premiums being received through employer-sponsored, payroll deduction plans, contributions and withdrawals from this business are less affected by volatile market conditions.

Outlook – IIIP

The acquisition of Canada Life in 2003 and the strategies implemented by Great-West over the past few years have positioned the IIIP Division with a powerful distribution platform and leading market shares in all individual product lines. The Company's array of distribution channels now includes:

- Freedom 55 Financial exclusive financial security advisors
- affiliated financial security advisors and specialist brokers with Great-West
- brokers associated with managing general agents
- national accounts, including Investors Group consultants, and
- direct brokers associated with Canada Life.

The result is a multi-channel distribution system with an unmatched breadth and reach in the Canadian market.

The individual lines of business have strategies to access the various distribution channels through three product brands – Great-West, London Life and Canada Life. These strategies are designed to offer unique brands, products and value, based on the needs of each distribution channel, to maximize opportunities and avoid channel conflict. As a result, the IIIP Division is well positioned for future growth.

Canada Life holds a leading position in the large case capital accumulation market, while Great-West leads the small and medium-size markets. Together, the joint Canada Life and Great-West organization, which includes the former Canada Trust business of Canada Life, is a leading provider in the capital accumulation market.

A partnership with systems provider Solium Capital now enables the Company to broaden its product offering to include stock incentive plans such as stock purchase and stock option plans. The ability to offer a full range of capital accumulation plan products, combined with the Division's unique positioning in all size markets, positions the Company very well for future success.

Integration of Canada Life

The integration of Canada Life provides a growth opportunity by maintaining the Canada Life brand and expanding the Company's distribution channels, while it allows the Company to reduce expenses by combining administrative operations.

The integration of Canada Life is proceeding as planned.

- Canada Life's distribution channels were extensively surveyed to gain a better understanding of growth opportunities. This analysis sets the stage for further enhancing distribution service and support in 2004.
- In 2003, the Company successfully launched a new segregated fund product to complement Canada Life business. Integration of the segregated fund administrative processes of IIIP is complete.
- The integration of all other IIIP administrative processes made significant progress in 2003, with most activities planned for completion by mid-year 2004.

Europe/Reinsurance

The Europe/Reinsurance Division is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Division is comprised of two distinct businesses: Europe, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, Germany and around the world; and Reinsurance, which operates primarily in the United States and Europe.

The Division is comprised of Canada Life's Europe and reinsurance business, together with LRG, a subsidiary of London Life. Prior to the acquisition of CLFC, this business unit was named Reinsurance & Specialty, and was comprised primarily of LRG and London Guarantee.

Translation of Foreign Currency – Europe/Reinsurance

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Years ended December 31	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate
United States Dollar			
2003	$ 1.2900	$ 1.4000	$ 1.4000
2002	$ 1.5800	$ 1.5700	$ 1.5700
British Pound Sterling			
2003	$ 2.3100	$ 2.2900	$ 2.2900
Euro			
2003	$ 1.6300	$ 1.5800	$ 1.5800

Consolidated Net Income *(in $ millions)*

Years ended December 31	2003			2002		
	Shareholder	Participating	Total	Shareholder	Participating	Total
Income:						
Premium income	$ 4,592	$ 84	$ 4,676	$ 3,922	$ –	$ 3,922
Net investment income	726	73	799	474	–	474
Fee and other income	126	–	126	2	–	2
Total income	5,444	157	5,601	4,398	–	4,398
Benefits and Expenses:						
Paid or credited to policyholders	5,007	136	5,143	4,338	–	4,338
Other	282	17	299	28	–	28
Net operating income before income taxes	155	4	159	32	–	32
Income taxes	6	3	9	2	–	2
Net income before non-controlling interests	149	1	150	30	–	30
Non-controlling interests	1	1	2	1	–	1
Net income	$ 148	$ –	$ 148	$ 29	$ –	$ 29

Summary of Net Income

Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	148	–	148	29	–	29
Net income	$ 148	$ –	$ 148	$ 29	$ –	$ 29

Consolidated 2003 Europe/Reinsurance results are the results of Canada Life from the date of acquisition, together with the full year results of LRG. Comparable 2002 results are those of LRG and London Guarantee.

Net Income (in $ millions)

December 31	2003	2002
Europe	$ 90	$ –
Reinsurance	48	(1)
	138	(1)
London Guarantee/Other	10	30
Total	$ 148	$ 29

Net income attributable to common shareholders was $148 million for the year, compared to $29 million in 2002. Improved earnings in LRG and the inclusion of Canada Life contributed to the year over year growth. Earnings for 2002 included the gain on sale of London Guarantee of $31 million. The Division delivered solid earnings and revenue, despite the weaker British Pound Sterling and U.S. dollar against the Canadian dollar, the impact of market uncertainty on equity-based product sales, adverse mortality experience in group insurance and unfavourable claims experience on certain property and casualty reinsurance contracts. The acquisition of Canada Life and improved margins in the ongoing business in LRG were the key contributors to the increase in net income in 2003 for the Europe/Reinsurance Division.

Europe/Reinsurance – Divisional Summary (includes CLFC from date of acquisition) (in $ millions)

Years ended	Europe		Reinsurance	
	Participating	Non-Participating	Non-Participating	Total
December 31, 2003				
Sales premium	$ –	$ 1,653	$ 3,532	$ 5,185
Premiums and deposits	84	909	3,683	4,676
Segregated funds deposits	–	1,140	–	1,140
Net income	–	90	58	148
December 31, 2002				
Sales premium	$ –	$ –	$ 3,922	$ 3,922
Premiums and deposits	–	–	3,922	3,922
Net income	–	–	29	29

Europe

International operations of Canada Life and its subsidiaries are primarily located in Europe and offer a focused range of protection and wealth management products and related services mainly in the U.K., Isle of Man, Republic of Ireland and Germany.

The core products offered in United Kingdom operations are payout annuities and group insurance that are distributed through independent financial advisors and pension and benefit consultants. The Isle of Man operations sell and market mostly savings and retirement products through independent financial advisors in the United Kingdom and brokers in other selected territories.

The core products offered in the Ireland market are individual insurance, savings and pension products that are distributed through independent brokers and a direct sales force. The German operations focus on pension business that is distributed through independent brokers.

Canada Life continued to increase its presence in its defined market segments by focusing on the introduction of new products and services, enhancement of distribution capabilities and intermediary relationships.

All in-year 2003 activity of Europe operations reflects the period from the date of acquisition of CLFC.

Divisional Summary – by Product (in $ millions)

For the period July 10 to December 31, 2003	Sales	Premiums
Individual insurance	$ 16	$ 177
Group life and health insurance	197	285
Wealth management	1,440	1,671
Total	$ 1,653	$ 2,133

Individual Insurance – Individual insurance sales, measured by new annualized premium, were $16 million in 2003.

Total non-participating and participating individual insurance premiums were $177 million in 2003. All sales were of non-participating products.

Group Insurance – Group insurance sales were $197 million in 2003 as a result of strong group sales in the U.K. operations.

Group insurance premium income was $285 million in 2003, primarily generated by Canada Life's operation in the U.K., reflecting its leading position in this market with strong renewal activities.

Market Position	Products and Services	Distribution
U.K. and Isle of Man • Among the top 30 of life insurance companies operating in U.K. • A market leader, with 29% share of the group life market • Second in the group income protection market with 18% share • A top provider of offshore single premium investment product into the U.K., with 17% market share • A provider of offshore unit linked business, with 5% market share • Among the top five insurers in payout annuities, with 7% market share **Ireland** • Among the top five insurers by new business market share **Germany** • Among the top five in broker unit linked market	**Individual Insurance** • Life insurance • Critical illness **Group Insurance** • Income protection • Disability • Critical illness **Wealth Management** • Pensions • Savings • Payout annuities	**U.K. and Isle of Man** • Independent financial advisors and brokers **Ireland** • Independent brokers and direct sales force **Germany** • Independent brokers

Wealth Management – Wealth management sales were $1,440 million in 2003 due to strong sales of payout annuities in U.K. operations and of pensions in Germany.

Wealth management premiums and deposits were $1,671 million for the year, mostly generated by European operations. The uncertainty in the global stock markets contributed to the relatively weaker sales in equity-based products offered by its European operations.

During 2003, a business efficiency program in the U.K., Isle of Man, Republic of Ireland and Germany was established to focus on service improvement and cost reduction through process improvements.

Competitive Conditions

United Kingdom and Isle of Man – Canada Life ranks in the top 30 life insurance companies operating in the United Kingdom, and holds strong positions in several niche areas:

- In the group protection business, Canada Life is a leader in the group life market with market share of 29% and second in the group income protection market with 18% market share.
- In the wealth management business, Canada Life is a top provider of offshore single premium investment products into the United Kingdom, with 17% of that market and 5% of the offshore unit linked world market share. The newly added institutional channel helped further strengthen the market presence of the Isle of Man operations.
- In the retirement business, Canada Life is a top five payout annuity provider with 7% market share.

Republic of Ireland and Germany – The life insurance market in Ireland is very mature with one of the highest penetration rates in the world. The larger companies hold a significant share of the market. Canada Life is the fifth largest life insurance operation in Ireland as measured by new business market share.

The Irish market declined in 2003 from 2002. The cessation of the 2002 government-sponsored "Special Savings Investment Accounts" that had generated strong sales, and a decline in investor confidence in the stock market dampened 2003 sales. Confidence has improved over the last number of months and Canada Life expects an increase in its single premium product sales. Growth in the pensions market is strong and the Company is well positioned to benefit from this in 2004.

In 2003, prior to the acquisition of CLFC by the Company, Canada Life acquired a German life operation. This acquisition rapidly expanded Canada Life's presence in the German market and it now ranks in the top five companies in the broker unit linked market.

Risk Analysis and Management

- ***Individual Insurance*** – The most significant risk in the life insurance business is mortality and morbidity, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. Canada Life manages this risk primarily through effective underwriting practices, developed to support the long-term sustainability of the business. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred. Current mortality experience reflects the diligence of underwriting practices over past decades, as well as today's practices.
- ***Wealth Management*** – Canada Life's investment fund business is fee-based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, Canada Life limits its risk exposure to any particular market. As well, Canada Life encourages its clients to follow a long-term asset allocation approach.

Reinsurance

The Company's reinsurance business is conducted through the reinsurance group of companies, including operations of both Canada Life and LRG, primarily in Canada, the United States and Europe niche markets. The Company's business includes both reinsurance and retrocession business transacted directly with clients or through professional reinsurance brokers.

Products and Services	Distribution
Life insurance • Yearly renewable term • Co-insurance • Financial reinsurance **Property & Casualty** • Catastrophe **Annuity** • Investment funds guarantee	• Independent reinsurance brokers • Direct placements

Premium income was $3,683 million for the year, including $151 million of CLFC from date of acquisition. Premium income for LRG decreased by $392 million or 10% compared to 2002, due in large part to the change in U.S. $ translation rates.

Risk Analysis and Management – The main risks related to the reinsurance business have been discussed on pages 20 and 21 of this report. The Company uses a variety of techniques to manage these risks effectively. These techniques include cash flow matching of assets and liabilities, credit quality monitoring, and investing in assets in the same currency as the matching liabilities. In addition, the Company monitors cedant companies' claims experience on an ongoing basis. Diversification of products by underlying insurance type and geography continues to be an overriding risk mitigation tool.

For some types of reinsurance business written in the United States, clients are required pursuant to their insurance laws to obtain letters of credit issued on the Company's behalf from approved banks in order to further secure the Company's obligations under the reinsurance contracts. At December 31, 2003, LRG had syndicated letters of credit facilities in place providing US$ 1.1 billion of capacity.

Outlook – Europe/Reinsurance

Supported by its recent fully integrated acquisitions, Europe/Reinsurance represents a strong diversified platform for future growth with expanded product and service offerings and increased market presence. The Division is leveraging the benefit of technology and process improvement initiatives to lower cost and improve service in all of its businesses. The Division is well positioned to meet a broad range of customer needs relating to protection and wealth management.

The Europe/Reinsurance Division will continue to focus on its core businesses, individual and group insurance, wealth management, and reinsurance. Leveraging on its established market presence and the financial strength of its diversified platform, the Division will continue to grow its business in a cost effective, disciplined manner. Supported by the recent recovery of global stock markets, the Division is well positioned for success.

In the United Kingdom, the Division expects to continue to grow the payout annuity business and build on its strong market position. After an encouraging start to its on-shore launch of a new segregated fund fixed income product at the end of 2002, the Division expects to continue to build on this in 2004, leveraging its strong offshore position. The Division successfully completed the integration of the group business onto one platform in 2003. In 2004, the Division will turn its attention to developing the group business and improving its earnings potential.

In the Republic of Ireland operations, including the German operation, growth is expected to result from increased investor confidence in stock market performance combined with strong investment performance.

The life reinsurance market is expected to continue to grow in 2004 as the Company's customers continue to seek surplus and risk relief in response to market opportunities.

Corporate

The Corporate segment of Canada/Europe includes investment income, expenses and charges related to capital and other assets not associated with major business units.

Consolidated Net Income *(in $ millions)*

Years ended December 31	**2003**	2002
Income:		
Premium income	$ –	$ 17
Bulk reinsurance – initial ceded premiums	–	–
	–	17
Net investment income	42	98
Fee and other income	21	18
Total income	63	133
Benefits and Expenses:		
Paid or credited to policyholders	13	37
Other	25	22
Amortization of finite life intangible assets	7	–
Distribution on Capital Trust Securities	28	1
Net operating income before income taxes	(10)	73
Income taxes	(44)	(55)
Net income before non-controlling interests	34	128
Non-controlling interests	14	22
Net income	$ 20	$ 106

Summary of Net Income		
Preferred shareholder dividends	$ 41	$ 31
Net income – common shareholders	(21)	75
Net income	$ 20	$ 106

Consolidated Corporate results include the Canada/Europe operations of Canada Life from the date of acquisition.

Net income attributable to common shareholders in the Corporate segment of Canada/Europe operations in 2003 was a charge of $21 million, compared to income of $75 million for 2002. The 2003 results reflect a combination of financing costs associated with the acquisition of CLFC, partially offset by the gain on sale of Lifestyle Retirement Communities Ltd. of $17 million. 2002 results include a reduction in provision for income taxes of $41 million.

UNITED STATES - 2003 OPERATING RESULTS

The United States operating results for Lifeco are the net operating income of GWL&A, and the consolidated United States operations of Great-West, which includes United States operating income of CLFC from date of acquisition, together with an allocation of a portion of Lifeco's corporate results.

Translation of Foreign Currency – United States $

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The Company does mitigate the volatility associated with the translation of net income and expenses in US $ using forward foreign exchange contracts, the results of which are recorded as part of net investment income and income taxes (Net Effective Rate) - refer to note 16(c) of the Company's consolidated 2003 financial statements. The rates employed are:

Years ended December 31	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate
2003	$ 1.2900	$ 1.4000	$ 1.5873
2002	$ 1.5800	$ 1.5700	$ 1.5295
2001	$ 1.5930	$ 1.5490	$ 1.4862

Selected Consolidated Financial Information *(in $ millions, except per share amounts)*

	2003	2002	% Change
For the Years ended December 31			
Premiums:			
Life insurance, guaranteed annuities and insured health products	$ 2,686	$ 2,989	-10%
Self-funded premium equivalents (ASO contracts) *(1)*	6,543	8,209	-20%
Segregated funds deposits: *(1)*			
Individual products	402	644	-38%
Group products	2,702	3,219	-16%
Total premiums and deposits	12,333	15,061	-18%
Bulk reinsurance – initial ceded premiums *(2)*	(2,656)	–	
Net premiums and deposits	9,677	15,061	-36%
Fee and other income	1,177	1,387	-15%
Paid or credited to policyholders *(2)*	480	3,615	-87%
Net income attributable to:			
Preferred shareholders	–	–	–
Common shareholders	593	490	21%
At December 31			
Total assets	$ 30,246	$ 24,061	26%
Segregated funds assets *(1)*	16,825	17,544	-4%
Total assets under administration	$ 47,071	$ 41,605	13%
Capital stock and surplus	$ 2,112	$ 2,350	-10%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities were $2,656 million.

FINANCIAL INFORMATION – UNITED STATES OPERATIONS
CONSOLIDATED OPERATIONS *(in $ millions)*

	2003	2002
Years ended December 31		
Income:		
Premium income (1)	$ 2,686	$ 2,989
Bulk reinsurance – initial ceded premiums (2)	(2,656)	–
	30	2,989
Net investment income	1,522	1,489
Fee and other income	1,177	1,387
Total income	2,729	5,865
Benefits and Expenses:		
Paid or credited to policyholders	480	3,615
Other	1,365	1,516
Distribution on Capital Trust Securities	–	–
Net operating income before income taxes	884	734
Income taxes	287	234
Net income before non-controlling interests	597	500
Non-controlling interests	4	10
Net income	$ 593	$ 490
Summary of Net Income		
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	593	490
Net income	$ 593	$ 490
(1) excludes – segregated funds deposits	$ 3,104	$ 3,863
– self-funded premium equivalents (ASO)	$ 6,543	$ 8,209

(2) *During 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed with third parties. Premiums related to the initial cession of in force policy liabilities in GWL&A were $2,656 million.*

Reference is made to note 21 of the Lifeco financial statements, Segmented Information, for the presentation of the United States segment.

Net Income

United States consolidated net earnings of Lifeco attributable to common shareholders for the fourth quarter of 2003 increased 39% to $166 million from $119 million a year ago. For the twelve months ended December 31, 2003, earnings were up 21% to $593 million, compared to $490 million at December 31, 2002.

Net Income Attributable to Common Shareholders
(in $ millions)

Years ended December 31	2003	2002	% Change
Healthcare	$ 288	$ 243	18%
Financial Services	275	241	14%
Corporate	30	6	–
	$ 593	$ 490	21%
in millions US $	$ 375	$ 321	17%

The increases were primarily related to favourable results in Great-West Healthcare (formerly called Employee Benefits) and Financial Services for GWL&A, as well as the inclusion of the United States operations for CLFC from the date of acquisition, which represents approximately $45 million.

In 2002, GWL&A recorded $54 million ($35 million, net of tax) of restructuring costs related to the costs associated with the consolidation of benefit payment offices and sales offices throughout the United States. The charges relate to severance, disposal of furniture and equipment, and termination of leasing agreements. During 2002, 977 employees were released, of which 923 worked in the Great-West Healthcare Division.

In 2002, a study of the Company's mortality and recovery experience of disabled lives under waiver of premium contracts resulted in a reduction in group waiver of premium disability reserves totaling $54 million ($38 million, net of tax).

The 2002 morbidity experience was negatively impacted by the payment of claims associated with a new Department of Labor (ERISA) regulation requiring payment of claims within 30 days of receipt (approximately $25 million, net of tax).

In terms of major business units:

Great-West Healthcare – Earnings increased 18%, primarily due to improved aggregate and specific stop loss morbidity – refer to page 52.

Financial Services – The increase in earnings of 14% for 2003, compared to a year ago, is primarily related to earnings associated with CLFC – refer to page 55.

Corporate – The $24 million increase for 2003, compared to a year ago, is the result of lower taxes and increased investment income – refer to page 59.

Bulk Reinsurance

The Great-West Healthcare business unit of GWL&A entered into a bulk reinsurance agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of direct written group health stop-loss and excess loss business. This agreement was retroactive to January 1, 2003. The Financial Services business unit of GWL&A entered into a reinsurance agreement during the third quarter of 2003 with another third-party reinsurer to cede a portion of guaranteed investment contracts (GICs). This second agreement was retroactive to April 1, 2003 and the following initial cession transactions were recorded in the third quarter Summary of Consolidated Operations as a result of these transactions:

Bulk Reinsurance *(in $ millions)*

	Healthcare	Financial Services	Total
Premium income	$ (563)	$ (2,093)	$ (2,656)
Investment income	–	(67)	(67)
Paid or credited to policyholders	(563)	(2,166)	(2,729)
Commissions	–	6	6
Net income	$ –	$ –	$ –

Premiums and Deposits

Years ended December 31 *(in $ millions)*	Premiums and Deposits 2003	Premiums and Deposits 2002	Premiums and Deposits % Change	Sales 2003	Sales 2002	Sales % Change
Business/Product						
Healthcare						
Group life and health	$ 7,842	$ 9,786	-20%	$ 891	$ 1,176	-24%
Financial Services						
Individual Markets	1,000	1,147	-13%	283	545	-48%
Retirement Savings	3,491	4,128	-15%	1,811	1,452	25%
Total premiums and deposits	$ 12,333	$ 15,061	-18%	$ 2,985	$ 3,173	-6%
Bulk reinsurance – initial ceded premiums	(2,656)	–	–			
Net premiums and deposits	$ 9,677	$ 15,061	-36%			
Summary by Type						
Risk-based products	$ 2,686	$ 2,989	-10%			
ASO contracts	6,543	8,209	-20%			
Segregated funds deposits:						
– Individual products	402	644	-38%			
– Group products	2,702	3,219	-16%			
Total premiums and deposits	$ 12,333	$ 15,061	-18%			
Bulk reinsurance – initial ceded premiums	(2,656)	–	–			
Net premiums and deposits	$ 9,677	$ 15,061	-36%			
Total premiums and deposits and sales US $	$ 8,809	$ 9,593	-8%	$ 2,132	$ 2,021	5%

For 2003, CLFC premiums and deposits were $548 million in total: $411 million of risk-based product premiums and $137 million of segregated funds deposits. Excluding the impact of CLFC, the decrease in the Great-West Healthcare segment continues to reflect the 15% decline in membership and the impact of US $ translation rates, partially offset by the result of pricing actions taken during the last year. Total health care membership at December 31, 2003 of 1.9 million members declined from 2.2 million members at December 31, 2002. Much of the health care decline can be attributed to terminations resulting from pricing action related to target margins.

The decrease in premiums and deposits of the Financial Services segment was primarily due to the change in US $ translation rates, lower business owned life insurance (BOLI) premiums and lower variable premium deposits. Participant accounts in the retirement services markets (including third party administration and institutional) increased 5% from 2,160,000 at December 31, 2002 to 2,266,000 at December 31, 2003.

The decrease in sales was driven by a Great-West Healthcare segment decrease of 24%, primarily from the change in US $ translation rates. The additional decrease in Healthcare is primarily the result of lower sales in the large case market. Financial Services increased by 5% driven by an increase in 401(k) sales, partially offset by lower BOLI deposits in the insurance sector and a decrease in single premium deposits.

Risk-based products 22% (20%)
ASO contracts 53% (55%)
Segregated funds deposits – Individual products 3% (4%)
Segregated funds deposits – Group products 22% (21%)



2002 figures are shown in brackets

Net Investment Income *(in $ millions)*

Years ended December 31	2003	2002	% Change
Investment income earned	$ 1,462	$ 1,453	1%
Amortization of gains and losses	68	41	66%
Provision for credit losses	5	8	-38%
Gross investment income	1,535	1,502	2%
Less: Investment expenses	13	13	–
Net investment income	$ 1,522	$ 1,489	2%

Net Investment Income

Bonds 72% (73%)
Mortgage loans 11% (6%)
Real estate 2% (1%)
Loans to policyholders 18% (22%)
Other -3% (-2%)



2002 figures are shown in brackets

Net investment income for 2003 increased by $33 million or 2%, compared to last year. The CLFC acquisition resulted in an increase of $157 million, partially offset by the impact of the bulk reinsurance agreement of $67 million. The remaining decrease is due to a general trend of lower interest rates, as well as the effect of the change in the translation rate of US $ results.

Fee Income *(in $ millions)*

Years ended December 31	2003	2002	% Change
Segregated funds	$ 209	$ 244	-14%
ASO contracts	848	1,036	-18%
Other	120	107	12%
	$ 1,177	$ 1,387	-15%

Segregated funds 18% (18%)
ASO contracts 72% (75%)
Other 10% (7%)



2002 figures are shown in brackets

Fee income is derived from the management of segregated funds assets, the administration of group health ASO business, and third-party administration fees.

Fee income for 2003 decreased 15% compared to 2002 primarily related to the strengthening of the Canadian dollar. The ASO fee income decreased 9% as a result of the decrease in medical membership. The decrease in segregated funds fees is a combination of the lower U.S. equity markets and the change in US $ translation rates. The 2003 fee income includes $6 million from CLFC in segregated funds.

Paid or Credited To Policyholders

This amount is made up of increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for guaranteed products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

The ceded premiums of $2.7 billion associated with the bulk reinsurance transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income and a corresponding reduction of paid or credited to policyholders.

For 2003, amounts paid or credited to policyholders decreased by $479 million or 13%, excluding the bulk reinsurance transaction and CLFC, compared to the same period of 2002. This decrease is primarily due to decreases in group health claims, individual participating insurance death claims, and a reduction in surrenders in the savings lines, together with the change in US $ translation rates.

Other

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other *(in $ millions)*

Years ended December 31	2003	2002	% Change
Total expenses	$ 1,054	$ 1,189	-11%
Less: Investment expenses	13	13	–
Operating expenses	1,041	1,176	-11%
Commissions	276	291	-5%
Premium taxes	48	49	-2%
Total	$ 1,365	$ 1,516	-10%

For 2003, operating expenses decreased 11% to $1.0 billion from 2002, benefiting from the change in US $ translation rates, as well as the Great-West Healthcare Division having reduced their staff throughout the last 12 months, which more than offset the inclusion of CLFC expenses. Commission payments are down 5% as a result of lower group health sales and the change in US $ translation rates. Premium tax payments are essentially flat with 2002.

Assets

Total assets under administration increased $5.5 billion or 13% in 2003 when compared to the year ended December 31, 2002, with the inclusion of CLFC assets in 2003 more than offsetting the change in US $ translation. Segregated funds assets decreased $719 million due to a combination of the change in U.S. $ translation mitigated somewhat by strengthening of equity markets.

The acquisition of CLFC added $9.7 billion of assets under administration, $9.3 billion of general fund assets and $0.4 billion of segregated funds assets.

Invested Assets

Both general fund and segregated funds assets are managed or administered by the Investment Division of the Company. Within the Company's investment policies, the Investment Division manages portfolios of assets to produce a steady source of income to support the cash flow and liquidity requirements of the Company's insurance and investment products. The Company invests the majority of its general funds in medium-term and long-term fixed-income securities, primarily bonds and mortgages, which reflect the nature of the liabilities being matched.

Consolidated Balance Sheet – United States Operations *(in $ millions)*

December 31	2003			2002		
	Shareholder	Participating	Total	Shareholder	Participating	Total
Assets						
Invested assets	$ 20,543	$ 7,852	$ 28,395	$ 14,550	$ 8,130	$ 22,680
Goodwill and intangible assets	159	–	159	66	–	66
Other general fund assets	1,185	507	1,692	987	328	1,315
Total assets	$ 21,887	$ 8,359	$ 30,246	$ 15,603	$ 8,458	$ 24,061
Segregated funds assets			16,825			17,544
Total assets under administration			$ 47,071			$ 41,605
Liabilities, Capital Stock and Surplus						
Policy liabilities	$ 14,943	$ 8,299	$ 23,242	$ 11,450	$ 7,957	$ 19,407
Net deferred gains on portfolio investments sold	217	12	229	136	8	144
Other general fund liabilities	4,615	(156)	4,459	1,667	249	1,916
Total liabilities	19,775	8,155	27,930	13,253	8,214	21,467
Non-controlling interests	–	204	204	–	244	244
Capital stock and surplus	2,112	–	2,112	2,350	–	2,350
Total liabilities, capital stock and surplus	$ 21,887	$ 8,359	$ 30,246	$ 15,603	$ 8,458	$ 24,061

The Investment Division reviews its investment strategy on an ongoing basis in light of liability requirements and current economic and market conditions. The Company's investment policies limit concentrations of risk within its investment and lending portfolios, which are well-diversified by asset class, industry sector, location and size of borrowers.

Net investment income for 2003 remained flat at $1.0 billion. The Company's overall investment portfolio earned a yield of 6.51% in 2003, compared to 7.30% in 2002, reflecting the general decline in interest rates.

In 2003, funds available for investment and mortgages subject to renewal and rate adjustment totaled $3.2 billion, and were placed as follows:

- 29.8% in U.S. government and agency bonds,
- 68.8% in other bonds,
- 1.4% in mortgage renewals.

Invested assets at December 31, 2003 were $28.4 billion, compared to $22.7 billion at December 31, 2002.

Asset Distribution *(in $ millions)*

December 31	2003		2002	
Government bonds	$ 5,911	21%	$ 5,278	23%
Corporate bonds	13,482	47	11,372	50
Mortgages	3,206	11	660	3
Stocks and real estate	770	3	354	2
Sub-total portfolio investments	23,369		17,664	
Cash & certificates of deposit	517	2	333	1
Policy loans	4,509	16	4,683	21
Total invested assets	$ 28,395	100%	$ 22,680	100%


Corporate bonds 47% (50%)
Mortgages 11% (3%)
Government bonds 21% (23%)
Policy loans 16% (21%)
Cash & certificates of deposit 2% (1%)
Stocks and real estate 3% (2%)

2002 figures are shown in brackets

Bond Portfolio

The bond portfolio is comprised of 57% of its assets in structured securities and 43% in corporate bonds. The structured securities category includes both asset-backed and mortgage-backed securities. The Company's strategy, related to these assets, is to focus on those with low prepayment risk and minimal credit risk.

The Company's new bond investments include not only publicly traded corporate bonds and highly rated structured securities, but also private placements which typically offer higher yields and better covenant protection than public bonds. The Company anticipates investment grade bonds will remain the largest component of its 2004 investment program.

The overall quality of the bond portfolio, the largest single component of the Company's invested assets, continues to be high, with 96% of the portfolio rated investment grade. The excess of fair value over carrying value at December 31, 2003 was $505 million ($729 million for 2002).

Bond Portfolio Quality *(excludes $887 million short-term investments, $1,033 million in 2002) (in $ millions)*

December 31	2003		2002	
Estimated Rating				
AAA	$ 9,771	52%	$ 9,220	59%
AA	1,602	9	1,401	9
A	2,939	16	2,298	15
BBB	3,485	19	2,227	14
BB or lower	709	4	471	3
Total	$ 18,506	100%	$ 15,617	100%



AAA **52%** (59%)
AA **9%** (9%)
A **16%** (15%)
BBB **19%** (14%)
BB or lower **4%** (3%)

2002 figures are shown in brackets

Mortgage Portfolio

The total mortgage portfolio increased to $3.2 billion or 11% of invested assets in 2003, compared to $0.7 billion or 3% of invested assets in 2002. The mortgage portfolio consisted of 64% commercial loans and 36% multi-family loans. The increase in mortgages was essentially due to the inclusion of CLFC.

The Company, through the Canada Life operation, has acquired high quality commercial loans meeting strict underwriting standards and diversification criteria. The excess of fair value over carrying value at December 31, 2003 was $(6) million ($19 million in 2002).

Equity Portfolio

The U.S. equity portfolio consists primarily of the Denver home office, minimal other real estate, seed money in some of the Company's segregated funds and a small amount of common stock and private equities. The Company anticipates a limited participation in real estate and the equity markets during 2004.

The excess of fair value over carrying value at December 31, 2003 was $36 million ($1 million for 2002).

Asset Quality

With the inclusion of CLFC at December 31, 2003, the Company's exposure to non-investment grade bonds was $709 million or 4% of the portfolio at December 31, 2003, up slightly from December 31, 2002.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totaled $122 million or 0.52% of portfolio investments at December 31, 2003 ($78 million of these bonds are in accrual status and will be reclassified as performing in the first quarter 2004), compared with $46 million and 0.26% at December 31, 2002.

Allowances for credit losses at December 31, 2003 for non-investment grade bonds and non-performing assets was $110 million, compared with $88 million December 31, 2002. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $204 million at December 31, 2003 ($34 million at December 31, 2002).

Non-Performing Loans *(in $ millions)*
December 31

	2003				2002			
Asset Class	**Bonds**	**Mortgages**	**Foreclosed Real Estate**	**Total**	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	$ 115	$ 6	$ 1	$ 122	$ 39	$ 4	$ 3	$ 46

Allowances for Credit Losses *(in $ millions)*
December 31

	2003			2002		
	Specific Provisions	**General Provisions**	**Total**	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ –	$ 110	$ 110	$ –	$ 88	$ 88

Fair Value

The fair value of invested assets exceeded their carrying value by $535 million as at December 31, 2003, compared to $749 million in 2002. Total fair value increased to $28,930 million from $23,429 million in 2002. The change in the excess of fair value compared to carrying value year over year reflects the increase in assets, as well as the impact of the change in U.S. $ translation rates, lower interest rates and stronger equity markets.

Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to the Company's asset/liability management practices. However, the excess of fair value over carrying value, as well as the net deferred realized gains on assets supporting shareholders' equity and subordinated debentures, will in time be amortized to net income.

Other General Fund Assets *(in $ millions)*

December 31	2003	2002
Total other general fund assets	$ 1,692	$ 1,315

Other general fund assets, at $1.7 billion, is made up of several items, including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, software development, and accounts receivable. The increase of $377 million is mainly attributable to increased cash collateral for securities lending offset by the change in US $ translation rates.

Segregated Funds

Segregated funds assets under management, which are measured at market values, decreased mainly due to the change in US $ translation rates.

Segregated Funds Assets *(in $ millions)*

December 31	2003	2002	2001	2000	1999
Variable funds	$ 13,262	$ 12,731	$ 16,103	$ 16,394	$ 16,771
Stable asset accounts	3,563	4,813	3,671	2,083	1,227
Total	$ 16,825	$ 17,544	$ 19,774	$ 18,477	$ 17,998
Year-over-year growth	-4%	-11%	7%	3%	–

Outlook – Investment

The Company's investment portfolio is well positioned for the current interest rate environment. The portfolio is diversified and comprised of high quality, relatively stable assets. The Company took advantage of the steep yield curve in 2003, adding modestly to portfolio duration. Investment grade corporate securities and structured securities with moderate interest rate sensitivity were added to the investment portfolio. It is the Company's philosophy and intent to maintain its proactive portfolio management policies in an ongoing effort to ensure the quality and performance of its investments.

Liabilities

Liabilities *(in $ millions)*

December 31	2003	2002
Policy liabilities	$ 23,242	$ 19,407
Net deferred gains on portfolio investments sold	229	144
Other general fund liabilities	4,459	1,916
Total liabilities	$ 27,930	$ 21,467

Total liabilities at December 31, 2003 were $28 billion, an increase of 30% from December 31, 2002, including CLFC liabilities of $9.3 billion, mitigated somewhat by the fluctuation in the US $ translation rate. This analysis does not include segregated funds liabilities which are off balance sheet liabilities, not part of general funds.

Policy Liabilities

Policy liabilities are up $3.8 billion or 20% from December 31, 2002 to December 31, 2003, reflecting the inclusion of $8.5 billion of CLFC policy liabilities, a reduction of approximately $2.7 billion related to bulk reinsurance, as well as changes in US $ translation rates.

Other General Fund Liabilities *(in $ millions)*

December 31	2003	2002
Current income taxes	$ 17	$ 2
Repurchase agreements	503	511
Commercial paper and other loans	350	429
Funds held under reinsurance contracts	1,725	–
Other liabilities	1,864	974
Total other general fund liabilities	$ 4,459	$ 1,916

Total other general fund liabilities were $4.5 billion at December 31, 2003, up $2.5 billion from December 31, 2002. Other liabilities, at $1.9 billion, increased $890 million from December 31, 2002. The increase in 2003 is due primarily to temporary outstanding settlements of committed bond purchases at the end of 2003. This grouping of accounts also includes accruals, payables and policyholder deposits not yet allocated.

Commercial paper and other loans at $350 million decreased 18% from December 31, 2002 values as the result of U.S. $ translation rates.

Liquidity

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 83% of policy liabilities are either non-cashable prior to maturity, subject to market value adjustments, or subject to withdrawal penalties.

At December 31, 2003, United States operations had $503 million of repurchase agreements with third-party broker-dealers, compared with $511 million at December 31, 2002; and had $124 million of outstanding commercial paper at December 31, 2003, compared with $153 million at December 31, 2002.

Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets.

Liquid Assets *(in $ millions)*

December 31	2003 Balance Sheet Value	2003 Market Value	2002 Balance Sheet Value	2002 Market Value
Cash & certificates of deposit	$ 517	$ 517	$ 333	$ 333
Highly marketable securities				
Government bonds	4,383	4,537	4,017	4,135
Corporate bonds	9,343	9,710	9,435	9,818
Common/Preferred shares	572	592	163	143
Total	$ 14,815	$ 15,356	$ 13,948	$ 14,429

Cashable Liability Characteristics *(in $ millions)*

December 31	2003	2002
Surrenderable insurance and annuity liabilities		
At market value	$ 6,534	$ 6,874
At book value	8,529	6,791
Total	$ 15,063	$ 13,665

Business Segments – United States Operations

Great-West Healthcare

The Great-West Healthcare Division offers a wide range of protection and wealth management products and related services.

Market Position	Products and Services	Distribution
• 1.9 million medical members • Provides life, health and disability insurance products for approximately 5,000 corporate employers	• Health plans • Managed health care programs • Consumer driven health care strategies • Health reimbursement accounts • Flexible savings accounts • Life and disability insurance • Dental and vision coverage	• 325 sales and service staff • 17 regional offices

Highlights

- Healthcare premiums decreased by $841 million or 53% over 2002, due to the decline in membership and the cession of $563 million of premiums under the bulk reinsurance agreement.
- General expenses decreased by $142 million compared to 2002, due to the continued focus on cost containment.
- Benefits declined due primarily to improved aggregate stop loss (ASL) claims experience and reinsurance activity as previously noted on page 46.

Consolidated Net Income *(in $ millions)*

Years ended December 31	2003	2002
Income:		
Premium income	$ 1,299	$ 1,577
Bulk reinsurance – initial ceded premiums	(563)	–
	736	1,577
Net investment income	164	98
Fee and other income	848	1,036
Total income	1,748	2,711
Benefits and Expenses:		
Paid or credited to policyholders	333	1,208
Other	973	1,139
Distribution on Capital Trust Securities	–	–
Net operating income before income taxes	442	364
Income taxes	154	121
Net income before non-controlling interests	288	243
Non-controlling interests	–	–
Net income	$ 288	$ 243

Summary of Net Income

	2003	2002
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	288	243
Net income	$ 288	$ 243

The financial results of the Healthcare Division include the Group Life and Health Division of the Canada Life U.S. operations from the date of acquisition for 2003.

Net income for Great-West Healthcare increased 19% in 2003, primarily related to improved ASL and individual stop loss (ISL) morbidity experience.

While medical costs and utilization trends were higher in 2003, increased pricing helped to enhance the morbidity results. Overall group life and health membership was down 15%, reflecting strong renewal rate action and the general decline in the economy.

Healthcare – Divisional Summary *(in $ millions)*

Years ended December 31	Premiums and Deposits			Sales		
	2003	2002	% Change	**2003**	2002	% Change
Business/Product						
Group life and health – guaranteed	$ 1,299	$ 1,577	-18%	$ –	$ –	–
– ASO	6,543	8,209	-20%	891	1,176	-24%
Group life and health fee income	848	1,036	-18%	–	–	–
Total	$ 8,690	$ 10,822	-20%	$ 891	$ 1,176	-24%

Group Life and Health

The 2003 premiums and deposits for group life and health were $1.3 billion, a decrease of 18% from 2002, due to the strengthening of the Canadian dollar and lower membership levels associated with lower case sales. The decline was 6% before the impact of the bulk reinsurance transaction.

Fee income decreased 18% from $1.0 billion in 2002 to $848 million in 2003. The decrease is primarily attributable to the 15% decline in membership. Significant price increases on in-force cases, however, mitigated further deterioration of fee income.

Benefits and expenses decreased 44.5% from $2.3 billion in 2002 to $1.3 billion in 2003. The majority of the decrease is a combination of the $563 million initial cession of benefits under the stop loss reinsurance contract, and $399 million related to the strengthening of the Canadian dollar. While increased utilization and higher medical costs increased benefits on in-force cases, the decrease in overall membership, combined with pricing actions taken in 2002, resulted in a reduction of benefits.

The total life and health block of business was comprised of 1.9 million members at December 31, 2003, down from 2.2 million members a year ago.

Risk Analysis and Management – Healthcare risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact healthcare costs. These utilization trends can be attributable to adjustments in healthcare delivery systems, such as the development of new practice standards or breakthrough treatments. Furthermore, changes to product design may also impact utilization trends. These changes include amendments that modify covered benefits or funding changes that shift financial burden from the employer to the employee.

The Company manages some of these risks through medical cost management, product design, and underwriting management. The Company manages medical costs through dedicated provider contracting. In addition, the Company continues to invest in enhanced care management programs. Product designs that shift healthcare costs to members typically help control utilization. Medical underwriting by case risk has also been expanded. Through the combination of medical cost management, product design, and underwriting management, the Company strives to ensure continued profitability.

Outlook – Great-West Healthcare

The Company recognizes that the healthcare marketplace is changing. While costs are rapidly rising, the traditional "gatekeeper" model to control costs does not appear to be the answer. The Company has eliminated referrals on most health plans and will reduce focus on the HMO product in most markets. The Company continues to explore product design options that reduce cost to the employer and provide incentives for employees to become more engaged in healthcare buying decisions. The Company has successfully launched a first-of-its-kind tiered benefits approach in the consumer driven arena, and also implemented its Health Reimbursement Account (HRA) capability. The Company will continue to explore further innovations in the consumer driven product area including Health Spending Account models enabled through recent changes in Medicare legislation. Efforts surrounding provider re-contracting and enhanced disease management will build on the success achieved during 2003 in enhancing the Company's medical cost and market positions. These efforts are a key element in controlling health care costs for its members and enhancing its ability to attract new members in the future.

During 2003, the Company was successful in its efforts to combine its multiple distribution channels under one name – Great-West Healthcare. Efforts to enhance brand awareness continue. Based on the Company's evaluation of the marketplace, the sales organization has been reorganized along market segments: Select, focusing on employers with less than 250 employees; Mid-market, focusing on employers with 250-500 employees; the National Account, focusing on employers with over 2,500 employees; and Specialty Risk, a new market segment exploring business opportunities outside the Company's typical target market. New leadership has rebuilt the sales team, brought renewed focus on market segments, and implemented a sales process to improve overall effectiveness of the sales organization. A new sales support function has been built and will continue to focus on supporting and improving the sales process and customer satisfaction.

The Company continues to evaluate opportunities to enhance customer satisfaction and reduce administrative costs. The Company's successful implementation of HIPAA (Health Insurance Portability and Accountability Act of 1996) and focus on Web enabled technology will likely increase automated interactions with providers, employers and members.

The Company plans on achieving further productivity improvements in 2004. As an example, claims processing costs will likely decrease due to: consolidation of claims processing and customer service locations, enhancements to the auto-adjudication levels (compared to manual processed payments), and implementation of productivity improvement software (claims workflow software). A dedicated team has been formed to further explore and implement additional opportunities.

Integration of Canada Life

Subsequent to year end, on January 14, 2004, the Company announced the proposed sale of the Canada Life U.S. group life and health insurance business (excluding stop loss) to Jefferson Pilot Corporation. The transaction is expected to close in the first quarter of 2004, subject to regulatory approvals. This business represents approximately $340 million (US) in annual premium. The transaction should not have a significant impact on the financial results of Great-West Healthcare in 2004.

Financial Services

The Financial Services Division offers a wide range of protection and wealth management products and related services.

Market Position	Products and Services	Distribution
• One of the ten largest defined contribution recordkeepers in the country, providing services to 2,265,713 participants • Significant market share in state and government deferred compensation plans	**Retirement Services** • Enrollment services, communication materials, investment options and education services to employer-sponsored contribution plans • Comprehensive administrative and recordkeeping services for financial institutions and employer-sponsored defined contribution plans **Individual Markets** • Business-owned life insurance (BOLI) marketing, products and customer services targeting the general corporate and financial institution benefit plan markets • Savings vehicles and services aimed at providing an enhanced value offering to customers in the education market	• 222 pension consultants, representatives and service personnel serving the retirement services market • FASCorp provides recordkeeping and administrative services through institutional partners • Marketing agreements with financial institutions to distribute individual life insurance • Clark Consulting distributes business-owned life insurance products (BOLI) • Charles Schwab & Co. Inc. distributes individual life insurance and annuities

Highlights

- Consolidated net income after taxes increased by $34 million or 14% in 2003 from 2002, primarily due to earnings generated from Canada Life of $31 million.
- Retirement participant accounts have increased by 5% in 2003 to 2,265,713 at December 31, 2003 compared to 2,159,910 at December 31, 2002.
- In 2003, the Company continued its efforts to partner with large financial institutions to provide individual term life insurance to the general population resulting in inforce policies of 116,739 at December 31, 2003 compared to 74,080 at December 31, 2002.

Consolidated Net Income *(in $ millions)*

Years ended December 31	2003 Shareholder	2003 Participating	2003 Total	2002 Shareholder	2002 Participating	2002 Total
Income:						
Premium income	$ 967	$ 420	$ 1,387	$ 1,016	$ 396	$ 1,412
Bulk reinsurance – initial ceded premiums	(2,093)	–	(2,093)	–	–	–
	(1,126)	420	(706)	1,016	396	1,412
Net investment income	834	485	1,319	813	561	1,374
Fee and other income	324	1	325	350	–	350
Total income	32	906	938	2,179	957	3,136
Benefits and Expenses:						
Paid or credited to policyholders	(719)	869	150	1,484	925	2,409
Other	336	40	376	347	21	368
Net operating income before income taxes	415	(3)	412	348	11	359
Income taxes	140	(7)	133	107	1	108
Net income before non-controlling interests	275	4	279	241	10	251
Non-controlling interests	–	4	4	–	10	10
Net income before goodwill amortization	275	–	275	241	–	241
Amortization of goodwill	–	–	–	–	–	–
Net income	$ 275	$ –	$ 275	$ 241	$ –	$ 241

Summary of Net Income

	2003 Shareholder	2003 Participating	2003 Total	2002 Shareholder	2002 Participating	2002 Total
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –
Net income – common shareholders	275	–	275	241	–	241
Net income	$ 275	$ –	$ 275	$ 241	$ –	$ 241

The financial results of the Financial Services Division include the Individual Life and Wealth Divisions of the Canada Life U.S. operations from the date of acquisition for 2003.

On September 1, 2003, the Company announced a new name for use in connection with the defined contribution products and services of the Company's Financial Services division. The new brand, Great-West Retirement Services, is intended to bring together multiple products and services under one brand name and to capitalize on the brand recognition of the Company's name. Previously, the premiums, deposits, accounts, etc., were reported separately for the public/non-profit and corporate market sectors in the management discussion and analysis. Due to this consolidation of products and services under one brand name, the data has been updated to reflect the combination.

On July 10, 2003, Lifeco completed its acquisition of CLFC, which is a Canadian-based holding company of insurance companies with business principally in Canada, the United Kingdom, the United States and the Republic of Ireland. In the United States, CLFC's subsidiary insurance companies sell individual and group insurance and annuity products.

Net income attributable to shareholders for 2003 increased by $34 million or 14% from 2002. The increase in earnings, compared to a year ago, was primarily related to the inclusion of Canada Life operations from the date of acquisition which represents approximately $31 million. Offsetting these positive variances is a decrease in investment margins on general account liabilities and mortality experience in 2003.

As part of a risk rebalancing program related to the acquisition of Canada Life, the Financial Services business unit entered into a reinsurance agreement during the third quarter of 2003 with a third-party reinsurer to cede a portion of the guaranteed investment contracts (GICs). This agreement was retroactive to April 1, 2003 and resulted in $2,093 million of ceded premiums and paid or credited to policyholders being recorded in 2003.

Excluding the effect of the reinsurance agreement, discussed above, and premiums and deposits associated with the Canada Life acquisition of $296 million, premiums and deposits have decreased from 2002 by approximately $1.1 billion. The decrease was primarily due to the strengthening of the Canadian dollar of $510 million. Excluding the effects of the exchange rates, the business unit has experienced lower BOLI premiums as sales have slowed, and lower single premium annuity deposits.

Net investment income has decreased by $55 million in 2003 compared to 2002. Included in net investment income is investment earnings from the acquisition of Canada Life of $194 million and a $97 million reduction related to the bulk reinsurance agreement. The remaining variance is associated with the strengthening of the Canadian dollar and lower investment margins on general account liabilities.

The interest crediting rates on various retirement and insurance products are being reset to lower levels.

Excluding the impact on fees due to the Canada Life acquisition of $4 million, fee income has decreased $29 million in 2003, primarily due to the fluctuation in the foreign exchange rates.

Total benefits and expenses include a reduction of $2,190 million in 2003 for the total impact of the bulk reinsurance agreement, as well as an increase from the acquisition of Canada Life of $339 million. Excluding these items, total benefits and expenses have decreased $400 million, primarily due to the fluctuation of foreign exchange rates.

A regulated percentage of returns in the participating account is credited to the shareholder account. In 2003 the amount credited was $14 million, up slightly from $9 million in 2002.

Financial Services – Divisional Summary *(in $ millions)*

Years ended December 31	Premiums and Deposits			Sales		
	2003	2002	% Change	**2003**	2002	% Change
Business/Product						
Individual Markets	$ 1,000	$ 1,147	-13%	$ 283	$ 779	-64%
Individual Markets fee income	46	41	12%	–	–	–
Retirement Services	3,491	4,128	-15%	1,811	225	–
Retirement Services fee income	279	309	-10%	–	–	–
Total	$ 4,816	$ 5,625	-14%	$ 2,094	$ 1,004	109%

Retirement Services

The impact on premiums and deposits from the reinsurance agreement discussed above is reflected in the Retirement Services business unit. Premiums and deposits to separate accounts net of the bulk reinsurance agreement discussed above totaled $3.5 billion in 2003, a decrease of 15% from 2002, the majority of which was related to the fluctuation in exchange rates.

Fee income decreased during 2003, primarily due to currency fluctuations, when compared to 2002. Retirement products variable asset-based fees fluctuate with fluctuations in the participant account values. Account values change due to cash flow and unrealized market gains and losses associated with fluctuations in the U.S. equities market.

Retirement participant accounts, including third-party administration and institutional accounts, increased 5% in 2003, from 2,159,910 at December 31, 2002 to 2,265,713 at December 31, 2003. Although the segment experienced a decrease in one large case termination of 117,000 participant accounts in the first quarter of 2003, this was offset by growth from sales and increased participation in existing case sales during 2003.

Fixed assets for Retirement Services have decreased from $6.4 billion in 2002, including 401(k), to $5.7 billion in 2003, primarily due to fluctuations in exchange rates. Excluding the impact of exchange rates, separate account assets including both variable and fixed separate accounts increased in 2003 due to growth in the U.S. equities markets.

Risk Analysis and Management – Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Variables are subject to the volatility of the U.S. equities market and the economy. The Company protects itself from risks associated with early surrenders through contract fees and termination charges.

Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

Individual Markets

Excluding the impact of the Canada Life acquisition, individual market revenue premiums and deposits decreased from $1.1 billion in 2002 to $1.0 billion in 2003. Of the decrease in premiums and deposits in 2003, the majority was driven by the strengthening of the Canadian dollar. Net of the impact of the currency fluctuations, premiums and deposits were lower in 2003 primarily due to lower sales of the BOLI product. Lower interest rates and weak U.S. equity markets in the early part of 2003 were also contributors to the lower premiums and deposits in BOLI and other individual markets.

In 2003, the Company continued its efforts to partner with large financial institutions to provide individual term life insurance to the general population. At December 31, 2003, there were 116,739 policies in force, compared to 74,080 at December 31, 2002.

In 1996, the U.S. Congress enacted legislation to phase out the tax deductibility of interest on policy loans on a segment of the corporate-owned life insurance market. As a result of these legislative changes, the Company has shifted its emphasis from this segment to the general corporate and financial institution benefit plan market.

Through the acquisition of Canada Life, Individual Markets has expanded its in force blocks of individual protection (participating and non-participating whole life, term, and universal life insurance) and wealth management products (variable annuities, single premium immediate annuities, structured settlements, and guaranteed investment contracts). The area is focused on fully integrating the operational units and systems, and providing excellent customer service to support retention efforts.

The Division is also bringing an enhanced focus to service and retention in the Education Market, while initiating sales utilizing a value focused product under the Educators Money brand.

Risk Analysis and Management – The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing retention of the business.

In the large case BOLI business, the risk associated with surrenders in the General Account product line is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal. Ongoing sales in the BOLI market focus on the delivery of segregated fund (stable value and variable fund) products.

Outlook – Financial Services

Continued emphasis on expense management and effective customer service will allow the Company to remain competitive in the market.

Sales are expected to grow in the 401(k) area in 2004, due to investment in the Financial Services sales model.

Integration of Canada Life

The integration of Canada Life is proceeding as planned in the Individual and Wealth lines of business. Canada Life's distribution channels were effectively closed and new business ceased shortly after the initial close. Administrative office functions will have been fully integrated by the end of the first quarter of 2004. Expense synergies should be fully realized by the end of the second quarter 2004.

Corporate

The Corporate segment of United States operations includes investment income, expenses and charges not associated with major business units.

Consolidated Net Income *(in $ millions)*

Years ended December 31	**2003**	2002
Income:		
Premium income	$ –	$ –
Bulk reinsurance – initial ceded premiums	–	–
	–	–
Net investment income	39	17
Fee and other income	4	1
Total income	43	18
Benefits and Expenses:		
Paid or credited to policyholders	(3)	(2)
Other	16	9
Distribution on Capital Trust Securities	–	–
Net operating income before income taxes	30	11
Income taxes	–	5
Net income before non-controlling interests	30	6
Non-controlling interests	–	–
Net income	$ 30	$ 6

Summary of Net Income		
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	30	6
Net income	$ 30	$ 6

Corporate results for 2003 are comprised mostly of investment income on surplus, prior year tax adjustments and operating expenses associated with corporate initiatives. The increase in 2003 is primarily driven by increased investment income and an increase in prior year tax credits.

LIFECO CORPORATE – 2003 OPERATING RESULTS

The Lifeco Corporate segment, established in 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the Company.

Consolidated Net Income *(in $ millions)*

Years ended December 31	2003	2002
Income:		
Premium income	$ –	$ –
Bulk reinsurance – initial ceded premiums	–	–
	–	–
Net investment income	2	–
Fee and other income	–	–
Total income	2	–
Benefits and Expenses:		
Paid or credited to policyholders	–	–
Other	4	–
Restructuring costs	31	–
Net operating income before income taxes	(33)	–
Income taxes	(6)	–
Net income before non-controlling interests	(27)	–
Non-controlling interests	–	–
Net income	$ (27)	$ –

Summary of Net Income

	2003	2002
Preferred shareholder dividends	$ –	$ –
Net income – common shareholders	(27)	–
Net income	$ (27)	$ –

Lifeco Corporate results for 2003 are comprised mainly of restructuring costs related to the CLFC acquisition, U.S. withholding tax and Lifeco entity operating expenses.

- Restructuring Costs: Following the acquisition of CLFC on July 10, 2003, a plan was developed to restructure and exit selected operations of CLFC (see note 3 in the Company's 2003 financial statements). Costs of $497 million before income tax are expected to be incurred as a result, including approximately $412 million that was recognized as part of the purchase equation of CLFC, and $85 million to be charged to income as it is incurred. Of this latter amount, shareholder net income, Lifeco Corporate segment, includes restructuring costs of $31 million pre-tax ($20 million after-tax).
- U.S. withholding tax is incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries and was $5 million in 2003.

CONSOLIDATED FINANCIAL STATEMENTS



Table of Contents

Financial Reporting Responsibility

The consolidated financial statements are the responsibility of management and are prepared in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements. The financial statements necessarily include amounts that are based on management's best estimates. These estimates are based on careful judgments and have been properly reflected in the financial statements. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the financial statements fairly present, in all material respects, the financial position, results of operations and cash flows of the Company.

In carrying out its responsibilities, management maintains appropriate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements were approved by the Board of Directors, which has oversight responsibilities with respect to financial reporting. The Board of Directors carries out this responsibility principally through the Audit Committee, which is comprised of non-management Directors. The Audit Committee is charged with the responsibility to:

- Review the quarterly and annual financial statements and recommend them for approval to the Board of Directors.
- Review internal control procedures.
- Review the independence of the external auditors and the terms of their engagement and recommend the appointment and compensation of the external auditors to the Board of Directors.
- Review other audit, accounting, and financial matters as required.

In carrying out the above responsibilities, this Committee meets regularly with management, and with both the Company's external and internal auditors to approve the scope and timing of their respective audits, to review their findings and to satisfy itself that their responsibilities have been properly discharged. The Committee is readily accessible to the external and internal auditors. The Board of Directors of each of the principal operating subsidiaries, The Great-West Life Assurance Company, and Great-West Life & Annuity Insurance Company, appoints an actuary who is a Fellow of the Canadian Institute of Actuaries. The actuary:

- Ensures that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
- Provides an opinion regarding the appropriateness of the policy liabilities at the balance sheet date to meet all policyholder obligations of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

Deloitte & Touche LLP Chartered Accountants, as the Company's external auditors, have audited the consolidated financial statements. The Auditors' Report to the Shareholders is presented following the financial statements. Their opinion is based upon an examination conducted in accordance with Canadian generally accepted auditing standards, performing such tests and other procedures as it considers necessary in order to obtain reasonable assurance that the consolidated financial statements present fairly, in all material respects, the financial position of the Company in accordance with Canadian generally accepted accounting principles.

Raymond L. McFeetors	**William T. McCallum**	**William W. Lovatt**	**Mitchell T.G. Graye**
Co-President and Chief Executive Officer	*Co-President and Chief Executive Officer*	*Vice-President Finance, Canada*	*Vice-President Finance, United States*

January 29, 2004

Summary of Consolidated Operations

(in millions of dollars except earnings per common share)

	For the years ended December 31	
	2003	2002
Income		
Premium income	$ 12,441	$ 11,187
Bulk reinsurance – initial ceded premiums *(note 17)*	(5,372)	–
	7,069	11,187
Net investment income	4,529	3,638
Fee and other income	1,831	1,807
	13,429	16,632
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds *(note 7)*	8,346	12,593
Commissions	919	718
Operating expenses	2,036	1,786
Restructuring costs *(note 3)*	31	–
Premium taxes	156	109
Amortization of finite life intangible assets *(note 6)*	7	–
Distribution on Capital Trust Securities *(note 9)*	28	1
Net income before income taxes	1,906	1,425
Income taxes – current	728	397
– future	(178)	33
Net income before non-controlling interests	1,356	995
Non-controlling interests *(note 9)*	120	33
Net income	$ 1,236	$ 962
Earnings per common share *(note 13)*		
Basic	$ 2.950	$ 2.530
Diluted	$ 2.922	$ 2.499

Summary of Net Income

	2003	2002
Preferred shareholder dividends	$ 41	$ 31
Net income – common shareholders	1,195	931
Net income	$ 1,236	$ 962

Consolidated Balance Sheet

(in millions of dollars)

	December 31	
	2003	2002
Assets		
Bonds *(note 4)*	$ 54,208	$ 33,764
Mortgage loans *(note 4)*	15,088	7,850
Stocks *(note 4)*	3,199	1,581
Real estate *(note 4)*	1,594	1,267
Loans to policyholders	6,566	6,177
Cash and certificates of deposit	2,461	912
Funds withheld by ceding insurers	4,142	4,786
Premiums in course of collection	448	305
Interest due and accrued	882	511
Future income taxes *(note 15)*	482	138
Goodwill and intangible assets *(note 6)*	6,663	1,687
Other assets	1,718	1,093
Total assets	$ 97,451	$ 60,071

Approved by the Board:

Director *Director*

Consolidated Balance Sheet

(in millions of dollars)

	December 31 2003	2002
Liabilities		
Policy liabilities		
Actuarial liabilities *(note 7)*	$ 66,999	$ 44,508
Provision for claims	1,092	645
Provision for policyholder dividends	544	363
Provision for experience rating refunds	840	927
Policyholder funds	2,023	1,853
	71,498	48,296
Commercial paper and other loans *(note 8)*	2,576	1,012
Current income taxes	619	454
Funds held under reinsurance contracts *(note 17)*	4,655	–
Other liabilities	4,355	2,081
Repurchase agreements	503	511
Net deferred gains on portfolio investments sold *(note 4)*	2,237	958
	86,443	53,312
Non-controlling interests *(note 9)*	2,418	2,051
Capital Stock and Surplus		
Capital stock *(note 10)*	5,783	1,982
Surplus	2,993	2,382
Provision for unrealized gain (loss) on translation of net investment in foreign operations	(186)	344
	8,590	4,708
Liabilities, capital stock and surplus	$ 97,451	$ 60,071

Consolidated Statement of Surplus

(in millions of dollars)

	For the years ended December 31	
	2003	2002
Balance, beginning of year	$ 2,382	$ 1,951
Net income	1,236	962
Redemption premium – preferred shares	(2)	–
Issue costs of subsidiary, net of tax (note 9)	–	(3)
Common share cancellation excess	(123)	(149)
Dividends to shareholders		
Preferred shareholders	(41)	(31)
Common shareholders	(459)	(348)
Balance, end of year	$ 2,993	$ 2,382

Consolidated Statement of Cash Flows

(in millions of dollars)

	For the years ended December 31	
	2003	2002
Operations		
Net income	$ 1,236	$ 962
Adjustments for non-cash items:		
Change in policy liabilities	(4,259)	954
Change in funds withheld by ceding insurers	644	(309)
Change in funds held under reinsurance contracts	4,655	–
Change in current income taxes payable	135	(63)
Future income tax expense	(178)	33
Other	(135)	(183)
Cash flows from operations	2,098	1,394
Financing Activities		
Issue of common shares	1,036	18
Issue of Great-West Life Capital Trust securities	–	350
Purchased and cancelled common shares	(155)	(169)
Redemption of preferred shares	(102)	(100)
Redemption of preferred shares in subsidiary	–	(250)
Issue of debentures	600	–
Issue (repayment) of commercial paper and other loans	516	(60)
Debenture issue costs	(5)	–
Issue costs in subsidiary	–	(5)
Dividends paid	(500)	(379)
	1,390	(595)
Investment Activities		
Bond sales and maturities	36,226	21,498
Mortgage loan repayments	1,890	1,695
Stock sales	1,116	373
Real estate sales	575	42
Change in loans to policyholders	(626)	(4)
Change in repurchase agreements	93	108
Investment in Canada Life Financial Corporation	(1,862)	–
Investment in subsidiaries	166	72
Investment in bonds	(37,141)	(22,672)
Investment in mortgage loans	(1,829)	(1,159)
Investment in stocks	(436)	(637)
Investment in real estate	(111)	(40)
	(1,939)	(724)
Increase in cash and certificates of deposit	1,549	75
Cash and certificates of deposit, beginning of year	912	837
Cash and certificates of deposit, end of year	$ 2,461	$ 912
Supplementary Cash Flow Information		
Income taxes paid	$ 400	$ 390
Interest paid	$ 107	$ 59

(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of its subsidiary companies, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

(a) Portfolio Investments

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $36 ($28 in 2002). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income on a declining-balance basis. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $103 ($82 in 2002). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income on a declining-balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Effective July 1, 2002, the Company has implemented revised OSFI rates used to calculate the moving average market value adjustment for stocks and real estate. The rate used to adjust stocks towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate was applied prospectively and did not have a material effect on the financial statements of the Company.

(b) Derivative Financial Instruments

The Company uses derivative products as risk management instruments to hedge or manage asset and liability positions including revenues within guidelines which prohibit their use for speculative trading purposes.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives that are used in hedging transactions to specific assets and liabilities on the balance sheet or to specific firm commitments or transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments used by the Company are summarized in note 16.

The accounting policies for derivative financial instruments used for hedging correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instrument, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in income.

(in $ millions except per share amounts)

(c) **Foreign Currency Translation**

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. The provision for unrealized gain (loss) of ($186) ($344 in 2002) on foreign currency translation of the Company's net investment in its foreign operations is recorded separately on the Consolidated Balance Sheet. The Company has entered into certain daily average rate forward exchange contracts to manage volatility associated with the translation of a portion of revenues and investment in foreign operations into Canadian dollars.

During 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. Net realized foreign exchange gains and losses are included in net investment income.

(d) **Costs Associated with Exit and Disposal Activities**

In March 2003, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See note 3 for the impact of this standard on the financial statements of the Company.

(e) **Loans to Policyholders**

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

(f) **Funds Withheld by Ceding Insurers/Funds Held Under Reinsurance Contracts**

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited to the Company by the ceding insurer.

(g) **Goodwill and Intangible Assets**

During 2002, the Company adopted the recommendations of the CICA Handbook Section 1581 Business Combinations and 3062 Goodwill and Other Intangible Assets.

In accordance with the requirements of the new standards, during 2002, the Company:

- analyzed existing goodwill and reclassified items that should be recognized as separate intangible assets;
- completed impairment testing of all indefinite life intangible assets;
- ceased amortizing goodwill and indefinite life intangible assets;
- allocated goodwill to reporting units and completed the related transitional impairment testing of allocated goodwill;
- established October 1 as the date of the annual impairment testing of allocated goodwill and intangible assets.

No impairment loss resulted from the transitional or annual impairment testing. Other than the elimination of goodwill amortization charges from the Summary of Consolidated Operations, and the reclassifications on the Consolidated Balance Sheet in 2002 as described in note 6, the new standards had no impact on the Company's financial statements.

Finite life intangible assets are amortized on a straight-line basis over a period of 20 years. During 2002, the Company identified indefinite life intangible assets acquired as part of LIG in 1997, which are not subject to amortization.

1. Basis of Presentation and Summary of Accounting Policies *(cont'd)*

(h) Revenue Recognition

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Company's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts and fees earned from investment management services.

(i) Software Costs

Included in other assets are software acquisition and development costs that are carried at cost less accumulated amortization computed on a straight-line basis over the estimated useful life to a maximum of 10 years. Impairment exists when the carrying value of the capitalized software costs exceeds the undiscounted cash flows expected from the use of the software, and is measured as the excess of the carrying value over the fair value.

(j) Income Taxes

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date.

(k) Repurchase Agreements

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(l) Pension Plans and Other Post Retirement Benefits

The Company maintains contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The plans provide pensions based on length of service and final average earnings. The cost of the defined benefits is actuarially determined and accrued using the projected benefit method pro-rated on service. The current cost of pension benefits is charged to earnings. Adjustments arising from plan amendments or experience gains or losses are amortized over the expected average remaining service life of the employee/agent group. Experience gains and losses are calculated using a market related value of assets. Plan assets are carried at market values and are held in separate trusteed pension funds.

The Company also provides post-retirement health and life insurance benefits to eligible employees, agents and their dependents. The cost of all post-retirement benefits other than pensions is actuarially determined and accrued using the projected benefit method pro-rated for service and is recognized over the periods of employee service. The current cost of post retirement health and life insurance benefits is charged to earnings.

(m) Stock Based Compensation

The Company provides compensation to certain employees of the Company and its affiliates in the form of stock options, which is described in note 11. During 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The new standard permits the use of the fair value based method or an intrinsic value based method of accounting for employee stock-based compensation. When an intrinsic value based method of accounting is used pro forma net income and pro forma earnings per share must be disclosed as if the fair value based method of accounting had been used to account for stock-based compensation cost. The Company has elected to apply the intrinsic value based method of accounting for employee stock-based compensation.

(in $ millions except per share amounts)

(n) **Earnings Per Common Share**

Earnings per common share is calculated using net income after preferred share dividends and the weighted average number of common shares outstanding (see note 13). The treasury stock method is used for calculating diluted earnings per common share (see note 13).

(o) **Geographic Segmentation**

The Company has significant operations in Canada, Europe and the United States. Operations in all countries other than the United States are reported as part of the Canada/Europe segment.

(p) **Comparative Figures**

Certain of the 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Acquisitions and Dispositions

(a) **Acquisition of Canada Life Financial Corporation**

On July 10, 2003, the Company acquired all of the outstanding common shares of Canada Life Financial Corporation (CLFC), the parent company of The Canada Life Assurance Company (Canada Life), that were not already beneficially owned by the Company at a price of $44.50 per CLFC common share, representing an aggregate transaction value of $7.2 billion, including estimated transaction costs.

The acquisition was completed by way of a capital reorganization of CLFC pursuant to which CLFC shareholders received as consideration one of the following alternatives for each of their CLFC common shares:

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or
- 1.78 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E (to an aggregate maximum of 24 million Lifeco Series E Shares); or
- 1.78 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F (to an aggregate maximum of 8 million Lifeco Series F Shares); or
- 1.1849 Lifeco common shares (to an aggregate maximum of approximately 56 million Lifeco common shares); or
- any combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

After election and proration, Lifeco issued 55,958,505 common shares at a price of $37.556 per common share which represents the weighted-average trading price of Lifeco common shares on the last five trading days prior to February 17, 2003, the effective date of the transaction agreement. Lifeco also issued 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share. The 607,712 common shares of CLFC that were beneficially owned by the Company had a carrying value of $21 as at the date of the acquisition.

Vested stock options on 2,766,834 CLFC common shares, outstanding at acquisition were exchanged for an equivalent value of Lifeco stock options on 3,278,421 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each CLFC common share. These options immediately vested and had an expiry date of August 25, 2003 and were essentially all exercised between July 10 and August 25, 2003.

On July 10, 2003, to support the financing of the transaction, Power Financial Corporation invested $800 to purchase 21,301,523 common shares of Lifeco from treasury via private placement. Investors Group Inc. also invested $100 by purchasing 2,662,690 Lifeco common shares from treasury via private placement. See note 10 for a summary of capital stock activity in connection with the acquistion.

(in $ millions except per share amounts)

2. Acquisitions and Dispositions (cont'd)

Lifeco also entered into an arrangement with a Canadian chartered bank (the Bank) pursuant to which the Bank agreed to underwrite a credit facility in favour of the Company, Great-West, or one or more of its subsidiaries. The credit facility originally provided a one year bank facility of up to $1,400, and also up to $600 of five year term financing. The five year term financing is syndicated to a group of international financial institutions. The outstanding loan balances under these facilities on December 31, 2003 were $0 and $596 respectively.

Immediately after the acquisition, Lifeco conveyed its ownership of CLFC common shares to Great-West, at cost.

The allocation of the purchase price is summarized as follows:

	Participating Account	Shareholder Account	Total
Value of assets acquired:			
Cash and certificates of deposit	$ 251	$ 2,142	$ 2,393
Bonds	4,031	18,578	22,609
Mortgage loans	1,042	6,358	7,400
Stocks	694	757	1,451
Real estate	157	812	969
Loans to policyholders	716	339	1,055
Other invested assets	9	458	467
Intangible assets	–	870	870
Other assets	121	1,550	1,671
	$ 7,021	$ 31,864	$ 38,885
Value of liabilities assumed:			
Policy liabilities	6,588	24,979	31,567
Commercial paper and other loans	–	594	594
Income taxes payable	39	74	113
Net deferred gains on portfolio investments sold	332	842	1,174
Other liabilities	19	1,653	1,672
Non-controlling interests	–	492	492
Participating policyholder surplus	43	–	43
Preferred shares	–	162	162
	7,021	28,796	35,817
Fair value of net assets acquired	$ –	$ 3,068	$ 3,068
Total purchase consideration:			
Cash			$ 4,219
Lifeco common shares			2,102
Lifeco 4.80% Preferred Shares, Series E			597
Lifeco 5.90% Preferred Shares, Series F			199
Fair value of Lifeco options exchanged for CLFC options			10
Value of CLFC common shares already owned			21
Transaction and related costs, net of income taxes			23
			$ 7,171
Goodwill on acquisition			$ 4,103

(in $ millions except per share amounts)

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. The acquired intangible assets include customer contract related intangible assets which are subject to amortization and brands and customer contract related intangible assets which are not subject to amortization (see note 6). Included in other liabilities assumed are accruals for CLFC costs of $412 related to planned exit and consolidation activities involving operations and systems, compensation costs and facilities (see note 3).

Results of CLFC are included in the Summary of Consolidated Operations from the date of acquisition.

(b) **Sale of Lifestyle Retirement Communities**

During 2003, London Life Insurance Company (London Life) completed its previously announced sale of Lifestyle Retirement Communities Ltd., a wholly-owned subsidiary of London Life, which resulted in an after-tax gain of $35 in the participating account and $17 in the shareholder account.

(c) **Sale of London Guarantee Insurance Company**

During 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company which resulted in an after-tax gain of $31.

3. Restructuring Costs

Following the acquisition of CLFC on July 10, 2003, the Company developed a plan to restructure and exit selected operations of CLFC. The Company expects the restructuring to be substantially completed by the end of 2004. Costs of $497 are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations and systems, compensation costs and facilities. The costs include approximately $412 that was recognized as part of the purchase equation of CLFC. Costs of approximately $85 will be charged to income as incurred (see note 1(d)).

The following details the amount and status of restructuring and exit program costs:

	Expected future costs			Amount utilized in the period ended December 31, 2003			Balance December 31, 2003		
	Accrued on Acquisition	Expense as Incurred	Total	Accrued on Acquisition	Expense as Incurred	Total	Accrued on Acquisition	Expense as Incurred	Total
Costs of eliminating duplicate systems	$ 76	$ 42	$ 118	$ 4	$ 9	$ 13	$ 72	$ 33	$ 105
Costs of exiting and consolidating operations	51	20	71	11	17	28	40	3	43
Compensation costs	245	19	264	79	5	84	166	14	180
Costs of exiting and consolidating facilities	40	4	44	–	–	–	40	4	44
	$ 412	$ 85	$ 497	$ 94	$ 31	$ 125	$ 318	$ 54	$ 372
Canada/Europe	$ 376	$ 76	$ 452	$ 83	$ 25	$ 108	$ 293	$ 51	$ 344
United States	36	9	45	11	6	17	25	3	28
	$ 412	$ 85	$ 497	$ 94	$ 31	$ 125	$ 318	$ 54	$ 372

(in $ millions except per share amounts)

4. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

		2003			
		Balance Sheet Value			
		Canada/ Europe	United States	Total	Market Value Total
Bonds	– government	$ 15,523	$ 5,911	$ 21,434	$ 21,808
	– corporate	19,292	13,482	32,774	33,887
		34,815	19,393	54,208	55,695
Mortgage loans	– residential single family	1,825	–	1,825	1,845
	– residential apartments	4,351	1,134	5,485	5,761
	– retail and shopping centres	2,491	798	3,289	3,406
	– office buildings	1,576	618	2,194	2,283
	– industrial	1,092	511	1,603	1,649
	– other	547	145	692	711
		11,882	3,206	15,088	15,655
Stocks	– public	2,300	273	2,573	2,824
	– private	327	299	626	624
		2,627	572	3,199	3,448
Real estate		1,396	198	1,594	1,766
		$ 50,720	$ 23,369	$ 74,089	$ 76,564

		2002			
		Balance Sheet Value			
		Canada	United States	Total	Market Value Total
Bonds	– government	$ 7,721	$ 5,278	$ 12,999	$ 13,675
	– corporate	9,393	11,372	20,765	21,658
		17,114	16,650	33,764	35,333
Mortgage loans	– residential single family	2,100	–	2,100	2,131
	– residential apartments	2,670	123	2,793	2,991
	– retail and shopping centres	965	220	1,185	1,258
	– office buildings	755	182	937	1,065
	– industrial	591	57	648	697
	– other	109	78	187	205
		7,190	660	7,850	8,347
Stocks	– public	1,284	117	1,401	1,400
	– private	130	50	180	166
		1,414	167	1,581	1,566
Real estate		1,080	187	1,267	1,481
		$ 26,798	$ 17,664	$ 44,462	$ 46,727

(in $ millions except per share amounts)

(b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

	2003					
	Carrying Value					Effective
	Term to Maturity				Principal	Interest Rate
	1 Year or Less	1-5 Years	Over 5 Years	Total	Amount	Ranges
Short-term bonds	$ 2,470	$ –	$ –	$ 2,470	$ 2,464	0.6%–2.9%
Bonds	3,295	13,358	35,231	51,884	57,709	0.9%–19.9%
Mortgage loans	272	5,358	9,502	15,132	15,549	3.6%–13.8%
	$ 6,037	$ 18,716	$ 44,733	$ 69,486	$ 75,722	
Geographic						
Canada/Europe	$ 4,003	$ 12,572	$ 30,202	$ 46,777	$ 51,941	0.8%–17.8%
United States	2,034	6,144	14,531	22,709	23,781	0.6%–19.9%
	$ 6,037	$ 18,716	$ 44,733	$ 69,486	$ 75,722	

	2002					
	Carrying Value					Effective
	Term to Maturity				Principal	Interest Rate
	1 Year or Less	1-5 Years	Over 5 Years	Total	Amount	Ranges
Short-term bonds	$ 1,739	$ –	$ –	$ 1,739	$ 1,743	1.2%–3.0%
Bonds	1,922	8,818	21,358	32,098	36,229	1.1%–14.5%
Mortgage loans	205	4,392	3,346	7,943	7,960	3.7%–14.0%
	$ 3,866	$ 13,210	$ 24,704	$ 41,780	$ 45,932	
Geographic						
Canada	$ 1,740	$ 8,872	$ 13,770	$ 24,382	$ 27,411	1.2%–14.5%
United States	2,126	4,338	10,934	17,398	18,521	1.1%–12.7%
	$ 3,866	$ 13,210	$ 24,704	$ 41,780	$ 45,932	

(c) Included in portfolio investments are the following:

(i) Non-performing loans:

	2003		
	Canada/ Europe	United States	Total
Asset Class			
Bonds	$ 108	$ 115	$ 223
Mortgage loans	4	6	10
Foreclosed real estate	–	1	1
	$ 112	$ 122	$ 234

	2002		
	Canada	United States	Total
Asset Class			
Bonds	$ 86	$ 39	$ 125
Mortgage loans	7	4	11
Foreclosed real estate	–	3	3
	$ 93	$ 46	$ 139

(in $ millions except per share amounts)

4. Portfolio Investments (cont'd)

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or
(2) The Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

(ii) Allowance for credit losses:

	2003 Canada/ Europe	2003 United States	2003 Total
Bonds & mortgage loans	$ 80	$ 110	$ 190

	2002 Canada	2002 United States	2002 Total
Bonds & mortgage loans	$ 78	$ 88	$ 166

(iii) Changes in the allowance for credit losses are as follows:

	2003 Canada/ Europe	2003 United States	2003 Total
Balance, beginning of year	$ 78	$ 88	$ 166
Provision for credit losses	1	(5)	(4)
Recoveries of prior write-offs	(6)	(3)	(9)
Write-offs	(33)	(22)	(55)
Other (including foreign exchange rate changes)	(1)	(18)	(19)
CLFC at date of acquisition	41	70	111
Balance, end of year	$ 80	$ 110	$ 190

	2002 Canada	2002 United States	2002 Total
Balance, beginning of year	$ 46	$ 100	$ 146
Provision for credit losses	42	(8)	34
Recoveries of prior write-offs	6	5	11
Write-offs	(16)	(8)	(24)
Other (including foreign exchange rate changes)	–	(1)	(1)
Balance, end of year	$ 78	$ 88	$ 166

(in $ millions except per share amounts)

The allowance for credit losses includes general provisions, established at a level that together with the provision for future credit losses included in actuarial liabilities, reflects the Company's estimate of potential future credit losses.

(d) *Investments in real estate include an asset value allowance which provides for deterioration of market values associated with* real estate held for investment.

	Canada/ Europe	United States	Total
December 31, 2003	$ 22	$ –	$ 22
December 31, 2002	$ 25	$ –	$ 25

(e) Also included in portfolio investments are modified/restructured loans that are performing in accordance with their current terms.

	Canada / Europe	United States	Total
December 31, 2003	$ 16	$ 96	$ 112
December 31, 2002	$ 33	$ 150	$ 183

(f) Net investment income of $4,529 ($3,638 in 2002) includes amortization of net deferred realized gains on portfolio investments and unrealized gains on stocks and real estate as follows:

	2003		
	Canada / Europe	United States	Total
Bonds	$ 133	$ 46	$ 179
Mortgage loans	16	11	27
Stocks	86	10	96
Real estate	25	1	26
	$ 260	$ 68	$ 328

	2002		
	Canada	United States	Total
Bonds	$ 81	$ 31	$ 112
Mortgage loans	14	2	16
Stocks	65	6	71
Real estate	19	2	21
	$ 179	$ 41	$ 220

(g) The balance of net deferred gains on portfolio investments sold is comprised of the following:

	2003		
	Canada/ Europe	United States	Total
Bonds	$ 1,413	$ 155	$ 1,568
Mortgage loans	88	38	126
Stocks	351	34	385
Real estate	156	2	158
	$ 2,008	$ 229	$ 2,237

(in $ millions except per share amounts)

4. Portfolio Investments *(cont'd)*

	2002		
	Canada	United States	Total
Bonds	$ 453	$ 86	$ 539
Mortgage loans	30	4	34
Stocks	317	44	361
Real estate	14	10	24
	$ 814	$ 144	$ 958

5. Pledging of Assets

The amount of assets which have a security interest by way of pledging are outlined below by major pledging activity:

	2003		
	Canada/ Europe	**United States**	**Total**
Derivative transactions	$ 10	$ 8	$ 18
In respect of reinsurance agreements	35	–	35
	$ 45	$ 8	$ 53

	2002		
	Canada	United States	Total
Derivative transactions	$ –	$ 2	$ 2
In respect of real estate	122	–	122
In respect of reinsurance agreements	49	–	49
	$ 171	$ 2	$ 173

6. Goodwill and Intangible Assets

(a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2003	2002
Balance, beginning of year	$ 1,158	$ 1,604
Acquisition of CLFC	4,103	–
Other acquisitions	17	–
Reclassification between goodwill and intangible assets	–	(529)
Reclassification between goodwill and future taxes	–	86
Sale of subsidiary	–	(3)
Changes in foreign exchange rates	(13)	–
Balance, end of year	$ 5,265	$ 1,158

The goodwill arising from the CLFC acquisition may be adjusted in 2004 in terms of both amount and allocation to the Company's major reportable segments as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed of CLFC.

(in $ millions except per share amounts)

(b) **Intangible Assets**

The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

	2003				
	Balance, beginning of year	CLFC Acquisition	Amortization	Changes in foreign exchange rates	Balance, end of year
Indefinite life intangible assets					
– Brands and trademarks	$ 175	$ 235	$ –	$ –	$ 410
– Customer contract related	–	354	–	5	359
– Shareholder portion of acquired future Participating account profits	354	–	–	–	354
	529	589	–	5	1,123
Finite life intangible assets	–	281	(7)	1	275
Total	$ 529	$ 870	$ (7)	$ 6	$ 1,398

	2002		
	Balance, beginning of year	Reclassification from goodwill	Balance, end of year
Indefinite life intangible assets			
– Brands and trademarks	$ –	$ 175	$ 175
– Shareholder portion of acquired future Participating account profits	–	354	354
Total	$ –	$ 529	$ 529

7. Actuarial Liabilities

(a) **Composition of Actuarial Liabilities and Related Supporting Assets**

(i) The composition of actuarial liabilities is as follows:

	2003				
	Participating Policyholder		Non-Participating Policyholder		
	Canada/ Europe	United States	Canada/ Europe	United States	Total
Group Insurance	$ –	$ –	$ 1,474	$ –	$ 1,474
Individual Insurance & Investment	14,635	–	14,742	–	29,377
Europe/Reinsurance	1,962	–	11,667	–	13,629
Healthcare	–	–	–	818	818
Financial Services	–	7,883	–	13,818	21,701
Total	$ 16,597	$ 7,883	$ 27,883	$ 14,636	$ 66,999

(in $ millions except per share amounts)

7. Actuarial Liabilities (cont'd)

	2002				
	Participating Policyholder		Non-Participating Policyholder		
	Canada	United States	Canada	United States	Total
Group Insurance	$ –	$ –	$ 2,829	$ –	$ 2,829
Individual Insurance & Investment	10,979	–	6,132	–	17,111
Reinsurance	–	–	5,960	–	5,960
Healthcare	–	–	–	558	558
Financial Services	–	7,829	–	10,221	18,050
Total	$ 10,979	$ 7,829	$ 14,921	$ 10,779	$ 44,508

(ii) The composition of the assets supporting liabilities and surplus is as follows:

	2003					
	Canada/Europe					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating	$ 8,226	$ 3,818	$ 283	$ 37	$ 4,233	$ 16,597
Non-Participating						
Group Insurance	765	399	39	–	271	1,474
Individual Insurance & Investment	8,778	4,750	422	17	775	14,742
Europe/Reinsurance	8,183	635	614	565	1,670	11,667
Other	8,037	2,270	1,101	462	4,377	16,247
Capital and surplus	826	10	168	315	5,159	6,478
Total Balance Sheet Value	$ 34,815	$ 11,882	$ 2,627	$ 1,396	$ 16,485	$ 67,205
Fair Value	$ 35,797	$ 12,455	$ 2,856	$ 1,552	$ 16,485	$ 69,145

	United States					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating	$ 3,771	$ 77	$ 6	$ –	$ 4,029	$ 7,883
Non-Participating						
Healthcare	545	7	–	–	266	818
Financial Services	10,002	2,632	30	–	1,154	13,818
Other	3,650	453	72	21	1,419	5,615
Capital and surplus	1,425	37	464	177	9	2,112
Total Balance Sheet Value	$ 19,393	$ 3,206	$ 572	$ 198	$ 6,877	$ 30,246
Fair Value	$ 19,898	$ 3,200	$ 592	$ 214	$ 6,877	$ 30,781

(in $ millions except per share amounts)

	2002					
	Canada					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating	$ 6,021	$ 3,062	$ 130	$ 2	$ 1,764	$ 10,979
Non-Participating						
Group Insurance	1,649	811	96	1	272	2,829
Individual Insurance & Investment	3,463	2,246	219	18	186	6,132
Reinsurance	1,427	–	74	–	4,459	5,960
Other	3,581	1,060	807	763	1,541	7,752
Capital and surplus	973	11	88	296	990	2,358
Total Balance Sheet Value	$ 17,114	$ 7,190	$ 1,414	$ 1,080	$ 9,212	$ 36,010
Fair Value	$ 17,954	$ 7,668	$ 1,423	$ 1,269	$ 9,212	$ 37,526

	United States					
	Bonds	Mortgage Loans	Stocks	Real Estate	Other	Total
Balance Sheet Value						
Participating	$ 3,161	$ 70	$ –	$ –	$ 4,598	$ 7,829
Non-Participating						
Healthcare	531	9	–	–	18	558
Financial Services	9,168	525	–	–	528	10,221
Other	1,798	5	16	16	1,268	3,103
Capital and surplus	1,992	51	151	171	(15)	2,350
Total Balance Sheet Value	$ 16,650	$ 660	$ 167	$ 187	$ 6,397	$ 24,061
Fair Value	$ 17,379	$ 679	$ 143	$ 212	$ 6,397	$ 24,810

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus when realized.

The carrying value of assets backing actuarial liabilities plus the portion of deferred gains associated with actuarial liabilities is $68,594 ($45,029 in 2002). The fair value of these assets is $70,252 ($46,696 in 2002).

(b) Nature of Actuarial Liabilities

Actuarial liabilities represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Company's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

(in $ millions except per share amounts)

7. Actuarial Liabilities *(cont'd)*

(c) Changes in Actuarial Liabilities

The change in actuarial liabilities is as follows:

	Canada/Europe					
	Participating Policyholder		Non-Participating Policyholder		Total	
	2003	2002	**2003**	2002	**2003**	2002
Balance, beginning of year	$ 10,979	$ 10,210	$ 14,921	$ 14,776	$ 25,900	$ 24,986
Corporate reorganization	–	–	(188)	–	(188)	–
Normal change – new business	(26)	11	1,342	993	1,316	1,004
– in force	951	758	(1,344)	(783)	(393)	(25)
Material assumption changes	(35)	–	(95)	(34)	(130)	(34)
Foreign exchange rate changes	45	–	(732)	(2)	(687)	(2)
Bulk reinsurance transaction	–	–	(2,635)	–	(2,635)	–
Acquisition of CLFC	4,683	–	16,614	–	21,297	–
Sale of subsidiary	–	–	–	(29)	–	(29)
Balance, end of year	$ 16,597	$ 10,979	$ 27,883	$ 14,921	$ 44,480	$ 25,900

In 2003, excess interest rate provisions were released for non-participating policyholders and lower expenses and improved morbidity were experienced by non-participating policyholders (offset by an increase of $66 in other policy liabilities). Improved mortality rates and lower expenses were experienced by participating policyholders. In 2002, excess interest rate provisions were released for non-participating policyholders and improved mortality rates were experienced by non-participating policyholders.

	United States					
	Participating Policyholder		Non-Participating Policyholder		Total	
	2003	2002	**2003**	2002	**2003**	2002
Balance, beginning of year	$ 7,829	$ 7,711	$ 10,779	$ 11,212	$ 18,608	$ 18,923
Corporate reorganization	–	–	188	–	188	–
Normal change – new business	–	–	27	56	27	56
– in force	315	180	229	(395)	544	(215)
Foreign exchange rate changes	(1,552)	(62)	(2,241)	(94)	(3,793)	(156)
Bulk reinsurance transaction	–	–	(1,872)	–	(1,872)	–
Acquisition of CLFC	1,291	–	7,526	–	8,817	–
Balance, end of year	$ 7,883	$ 7,829	$ 14,636	$ 10,779	$ 22,519	$ 18,608

(d) Actuarial Assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality
A life insurance mortality study is carried out annually, by country, for Canada and the United States. The results of this study are analyzed and used to update the Company's experience valuation mortality tables for life insurance. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality rate. Although mortality improvements have been observed for many years, no future improvements have been assumed for life insurance valuation.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity
The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Investment returns
The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses
Unit expense studies are updated regularly to determine an appropriate estimate of future cost for the liability type being valued. Expense improvements are not projected. An inflation assumption consistent with the investment return is incorporated in the estimate of future cost.

Policy termination
Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited. The Company has reflected the emerging trend of lower lapsation on lapse supported benefits in its policy liabilities.

Policyholder dividends
Future policyholder dividends are included in the determination of actuarial liabilities for participating policies. The Actuary has assumed that policyholder dividends will change in the future to reflect the experience of the participating account, consistent with the participating policyholder dividend policy.

(e) **Risk Management**

(i) ***Interest rate risk***
Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(in $ millions except per share amounts)

7. Actuarial Liabilities *(cont'd)*

(ii) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on currently held assets. The net effective yield rate reduction averaged .19% (.19% in 2002) in Canada/Europe and .12% (.08% in 2002) in the United States.

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	Participating Policyholder		Non-Participating Policyholder		
	Canada/ Europe	United States	Canada/ Europe	United States	Total
December 31, 2003	$ 388	$ 17	$ 367	$ 187	$ 959
December 31, 2002	$ 281	$ 9	$ 125	$ 25	$ 440

(iii) Reinsurance risk

Maximum benefit amount limits (which vary by line of business) are established for life and health insurance and property and casualty insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts, which include the reinsurance transaction described in Note 17:

	Participating Policyholder		Non-Participating Policyholder		
	Canada/ Europe	United States	Canada/ Europe	United States	Total
December 31, 2003	$ 147	$ 26	$ 5,277	$ 1,879	$ 7,329
December 31, 2002	$ 10	$ 31	$ 1,091	$ 247	$ 1,379

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities in Canada/Europe and 83% of policy liabilities in the United States are non-cashable prior to maturity or subject to market value adjustments.

(in $ millions except per share amounts)

(f) **Sensitivity of Actuarial Assumptions**

The actuarial assumption most susceptible to change in the short run is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these projected cash flows by $43 ($68 in 2002). The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $153 ($75 in 2002). The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

8. Commercial Paper and Other Loans

(a) Commercial paper and other loans consist of the following:

	2003			
	Balance Sheet Value			
	Canada/ Europe	United States	Total	Fair Value Total
Short Term				
Commercial paper and other short term borrowings with interest rates from 1.14% to 1.20%	$ –	$ 124	$ 124	$ 124
Revolving credit in respect of reinsurance business with interest rates from 1.34% to 2.88% maturing within one year	29	–	29	29
Total short term	29	124	153	153
Long Term				
Operating:				
Other notes payable with interest of 8.0%	12	–	12	12
Capital:				
Five year term facility at rate of: $471 at Canadian 90-day Bankers' Acceptance; $125 at 90-day LIBOR rate	596	–	596	596
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	278	–	278	278
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	210	–	210	213
6.75% Debentures due August 10, 2015, unsecured	200	–	200	223
6.14% Debentures due March 21, 2018, unsecured	200	–	200	212
Series B 6.40% Debentures due December 11, 2028, unsecured	101	–	101	104
6.74% Debentures due November 24, 2031, unsecured	200	–	200	217
6.67% Debentures due March 21, 2033, unsecured	400	–	400	431
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	–	226	226	229
Sub total	2,185	226	2,411	2,503
Total long term	2,197	226	2,423	2,515
Total	$ 2,226	$ 350	$ 2,576	$ 2,668
Interest expense on long term loans	$ 89	$ 18	$ 107	

(in $ millions except per share amounts)

8. Commercial Paper and Other Loans *(cont'd)*

	2002			
	Balance Sheet Value			
	Canada	United States	Total	Fair Value Total
Short Term				
Commercial paper and other short term borrowings with interest of 1.47%	$ –	$ 153	$ 153	$ 153
Revolving credit in respect of reinsurance business with interest rates from 1.8% to 3.4% maturing within one year	46	–	46	46
Total short term	46	153	199	199
Long Term				
Operating:				
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.4% maturing at various dates to 2014	122	–	122	129
Other notes payable with interest of 8.0%	15	–	15	15
Sub total	137	–	137	144
Capital:				
6.75% Debentures due August 10, 2015, unsecured	200	–	200	218
6.74% Debentures due November 24, 2031, unsecured	200	–	200	210
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	–	276	276	280
Sub total	400	276	676	708
Total long term	537	276	813	852
Total	$ 583	$ 429	$ 1,012	$ 1,051
Interest expense on long term loans	$ 39	$ 20	$ 59	

(b) Principal Repayments of Long Term Loans

	Operating	Capital	Total
2004	$ 1	$ –	$ 1
2005	1	–	1
2006	1	–	1
2007	1	–	1
2008	1	596	597
2009 and thereafter	7	1,776	1,783
	$ 12	$ 2,372	$ 2,384

(in $ millions except per share amounts)

9. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West and GWL&A at December 31, 2003 and December 31, 2002 and in Canada Life at December 31, 2003. The non-controlling interests of GWL&A, Great-West, Canada Life and their subsidiaries are:

(a)

	2003	2002
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	$ 105	$ 89
London Life	613	519
Canada Life	45	–
GWL&A	186	208
Policyholder dividends		
Great-West	89	91
London Life	531	517
Canada Life	46	–
GWL&A	178	198
Net income	$ 105	$ 10
Preferred shareholder dividends of subsidiaries	14	22
Non-controlling interests in capital stock and surplus	1	1
Total	$ 120	$ 33
Distribution on Great-West Life Capital Trust Securities	$ 21	$ 1
Distribution on Canada Life Capital Trust Securities	13	–
Trust securities held by consolidated group as temporary investments	(6)	–
Total	$ 28	$ 1

(b)

	2003	2002
Participating policyholder undistributed surplus		
Great-West	$ 345	$ 330
London Life	985	916
Canada Life	50	–
GWL&A	202	244
	1,582	1,490
Preferred shareholders of subsidiaries	370	209
Non-controlling interests in capital stock and surplus	–	2
Trust units issued by Great-West Life Capital Trust	350	350
Trust units issued by Canada Life Capital Trust	450	–
Acquisition related fair market value adjustment	41	–
Trust securities held by consolidated group as temporary investments	(375)	–
	466	350
Total	$ 2,418	$ 2,051

Preferred Shareholders

On December 31, 2002, the London Insurance Group (LIG) Class 1 Series D 7.25% Non-Cumulative Preferred Shares and Class 1 Series E 7.20% Non-Cumulative Preferred Shares were redeemed by LIG at a price of $25 per share.

9. Non-Controlling Interests *(cont'd)*

Trust Units

Great-West Life Capital Trust Securities (GREATs)

On December 20, 2002, Great-West Life Capital Trust (GWLCT), a trust controlled by Great-West, issued $350 of non-voting GREATs which constitutes Tier 1 capital for Canadian regulatory purposes. Each holder of the GREATs will be entitled to receive a semi-annual non-cumulative fixed cash distribution of $29.975 per GREATs, representing an annual yield of 5.995%, payable out of GWLCT's net distributable funds. Subject to regulatory approval, GWLCT may redeem the GREATs, in whole or in part, at any time on or after December 31, 2007 and, under limited circumstances may redeem all, but not less than all of the GREATs prior to December 31, 2007. Related issue costs of $5 ($3 after-tax) were recognized as a charge to surplus in 2002.

Canada Life Capital Trust Securities (CLiCS)

On March 14, 2002, Canada Life Capital Trust (CLCT), a trust controlled by Canada Life, issued $450 of non-voting CLiCS consisting of $300 of non-voting CLiCS – Series A and $150 of non-voting CLiCS – Series B, which constitutes Tier 1 capital for Canadian regulatory purposes. Each holder of the CLiCS – Series A and CLiCS – Series B will be entitled to receive a semi-annual non-cumulative fixed cash distribution of $33.395 and $37.645 per CLiCS, respectively, representing an annual yield of 6.679% and 7.529%, payable out of CLCT's net distributable funds. Subject to regulatory approval, CLCT may redeem the CLiCS, in whole or in part, at any time on or after June 30, 2007 and, under limited circumstances may redeem all, but not less than all of the CLiCS prior to June 30, 2007.

Companies within the consolidated group have purchased positions in both GREATs and CLiCS as temporary investments, which are shown as a reduction to non-controlling interests of $375 at December 31, 2003.

10. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	2003		2002	
	Number	Stated Value (thousands)	Number	Stated Value (thousands)
Preferred Shares:				
Series C, 7.75% Non-Cumulative First Preferred Shares	–	$ –	4,000,000	$ 100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	8,000,000	200,000	8,000,000	200,000
Series E, 4.80% Non-Cumulative First Preferred Shares	23,868,131	596,703	–	–
Series F, 5.90% Non-Cumulative First Preferred Shares	7,957,006	198,925	–	–
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	5,192,242	129,806	5,192,242	129,806
Balance, end of year	45,017,379	$ 1,125,434	17,192,242	$ 429,806
Common Shares:				
Balance, beginning of year	366,376,712	$ 1,551,764	369,459,808	$ 1,553,294
Purchased and cancelled under Normal Course Issuer Bid	(3,853,600)	(31,429)	(4,720,800)	(19,924)
Issued under Stock Option Plan	840,937	13,185	1,637,704	18,394
Private placement	23,964,213	900,000	–	–
Issued on acquisition of CLFC	55,958,505	2,101,573	–	–
Issued and exchanged for vested CLFC options	3,275,195	122,995	–	–
Balance, end of year	446,561,962	$ 4,658,088	366,376,712	$ 1,551,764
Total Capital Stock		$ 5,783,522		$ 1,981,570

(in $ millions except per share amounts)

Preferred Shares:

The Company redeemed the Series C, 7.75% Non-Cumulative First Preferred Shares on September 30, 2003 at a price of $25.50 per share.

The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after March 31, 2009 and are convertible to common shares of the Company at the option of the holder on or after March 31, 2014.

On acquisition of CLFC the Company issued 23,868,131 Series E, 4.80% Non-Cumulative First Preferred Shares for a value of $597 or $25 per share. The shares are redeemable or convertible to common shares of the Company at the option of the Company on or after September 30, 2009, and are convertible to common shares of the Company at the option of the holder on or after September 30, 2013.

On acquisition of CLFC the Company issued 7,957,006 Series F, 5.90% Non-Cumulative First Preferred Shares for a value of $199 or $25 per share. The shares are redeemable at the option of the Company on or after September 30, 2008.

The Series 1, 5.00% Non-Cumulative Class A Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after October 31, 2004, and are convertible to common shares of the Company at the option of the holder on or after January 31, 2005.

Common Shares:

On July 10, 2003, to support the financing of the acquisition of CLFC, 21,301,523 common shares were issued from treasury via private placement to Power Financial Corporation for a value of $800 or $37.556 per share and 2,662,690 common shares were issued from treasury via private placement to Investors Group Inc. for $100 or $37.556 per share.

On acquisition of CLFC 55,958,505 common shares were issued to CLFC common shareholders for a value of $2,102 or $37.556 per share.

During 2003, Lifeco issued 3,275,195 common shares under stock options granted to vested CLFC option holders (see note 11) for a value of $123 or $37.556 per common share.

During 2003, 3,853,600 (4,720,800 in 2002) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $155 ($169 in 2002) or $40.12 ($35.76 in 2002) per share and the price in excess of stated value was charged to surplus.

11. Stock Based Compensation

The Company has a stock option plan (the Plan) pursuant to which options to subscribe for common shares of Lifeco may be granted to certain officers and employees of Lifeco and its affiliates. The Company's Compensation Committee (the Committee) administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee.

To date, four categories of options have been granted under the Plan. The exercise of the options in three of these four categories is subject to the attainment of certain financial targets by certain of the Company's subsidiaries. In two of these categories the financial targets have been attained. All of the options have a maximum exercise period of ten years. The maximum number of Lifeco common shares that may be issued under the Plan is currently 18,500,000.

(in $ millions except per share amounts)

11. Stock Based Compensation (cont'd)

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price:

	2003		2002	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, beginning of year	10,030,737	$ 21.77	12,303,154	$ 16.99
Granted	1,921,000	38.75	174,500	34.84
Granted – Acquisition of CLFC	3,278,155	37.56	–	–
Exercised	(840,937)	15.68	(1,637,704)	11.23
Exercised – Acquisition of CLFC	(3,275,195)	37.56	–	–
Forfeited	(1,037,760)	20.78	(809,213)	18.31
Outstanding, end of year	10,076,000	$ 25.62	10,030,737	$ 21.77
Options exercisable at year-end	5,902,815	$ 20.31	6,303,818	$ 18.05

The weighted average fair value of options granted during 2003 was $9.97 per option ($9.93 per option granted during 2002). The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for those options granted in 2003 and 2002 respectively: dividend yield 2.810% (2.453%), expected volatility 26.21% (25.96%), risk-free interest rate 4.480% (5.125%), and expected life of 7 years (7 years).

The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2003:

	Outstanding			Exercisable		
Exercise Price Ranges	Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Expiry
$8.48 – $9.84	1,098,215	2.56	$ 8.48	1,098,215	$ 8.48	2006
$11.26 – $16.76	1,043,016	3.69	16.52	1,043,016	16.52	2007
$20.24 – $22.28	1,142,250	4.26	21.92	1,142,250	21.92	2008
$22.13 – $27.25	516,200	5.38	23.68	418,600	23.53	2009
$20.22 – $32.95	3,145,069	6.47	24.89	1,705,234	24.24	2010
$34.28 – $35.40	1,075,750	7.13	34.47	460,600	34.51	2011
$34.40 – $37.39	174,500	8.54	34.84	34,900	34.84	2012
$37.55 – $41.66	1,881,000	9.44	38.77	–	–	2013

On July 10, 2003, 2,766,834 vested stock options of CLFC, outstanding at acquisition, were exchanged for an equivalent value of Lifeco stock options to purchase an aggregate of 3,278,155 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each CLFC common share. These options were essentially all exercised between July 10 and August 25, 2003. The value ascribed to the options, which was included in the purchase price of CLFC (as described in note 2), represents the difference in exercise price between the Lifeco options issued, which immediately vested and had an expiry date of August 25, 2003, and the vested CLFC options at the date of the exchange.

In accordance with the intrinsic value based method of accounting for stock-based compensation, no compensation expense has been recognized. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for 2003 on this basis would have been reduced by less than $5 (less than $1 in 2002) and earnings per common share would have been reduced by less than $0.010 (less than $0.001 in 2002).

(in $ millions except per share amounts)

12. Pension Plans and Other Post Retirement Benefits

(a) Defined Benefit Pension Plans

(i) The status of the Company's defined benefit pension plans is as follows:

	2003			2002		
	Canada / Europe	United States	Total	Canada	United States	Total
Assets at fair value	$ 2,336	$ 292	$ 2,628	$ 1,044	$ 258	$ 1,302
Accrued benefit obligation	2,143	373	2,516	1,043	327	1,370
Excess (deficit) of assets over obligations	193	(81)	112	1	(69)	(68)
Unamortized net experience losses (gains) and assumption changes	36	39	75	71	69	140
Valuation allowance	(7)	–	(7)	–	–	–
Excess funding contribution balance (reflected in Other Assets)	$ 222	$ (42)	$ 180	$ 72	$ –	$ 72
Significant Weighted-Average Actuarial Assumptions:						
Discount rate	6.13%	6.25%		6.75%	6.75%	
Expected return on assets	7.14%	8.00%		7.75%	8.00%	
Assumed compensation increase	4.89%	3.66%		5.25%	3.92%	

Included in the above amounts are $1,288 (2002 - $1,008) of plan assets and $1,540 (2002 - $1,113) related to benefit obligations for pension plans that are not fully funded.

(ii) The change in the fair value of plan assets is as follows:

	2003			2002		
	Canada / Europe	United States	Total	Canada	United States	Total
Fair value of assets, beginning of year	$ 1,044	$ 258	$ 1,302	$ 1,176	$ 299	$ 1,475
Employee contributions	8	–	8	5	–	5
Employer contributions	21	–	21	15	–	15
Return on plan assets	211	50	261	(34)	(28)	(62)
Benefits paid	(81)	(10)	(91)	(118)	(10)	(128)
CLFC at date of acquisition	1,124	47	1,171	–	–	–
Foreign exchange rate changes	9	(53)	(44)	–	(3)	(3)
Fair value of assets, end of year	$ 2,336	$ 292	$ 2,628	$ 1,044	$ 258	$ 1,302

(in $ millions except per share amounts)

12. Pension Plans and Other Post Retirement Benefits *(cont'd)*

(iii) The change in the accrued benefit obligation is as follows:

	2003			2002		
	Canada / Europe	United States	Total	Canada	United States	Total
Accrued benefit obligation, beginning of year	$ 1,043	$ 327	$ 1,370	$ 1,057	$ 273	$ 1,330
Current service cost	47	16	63	26	15	41
Interest on accrued pension obligation	99	22	121	69	21	90
Actuarial (gains) losses	55	14	69	10	31	41
Benefits paid	(82)	(12)	(94)	(119)	(12)	(131)
CLFC at date of acquisition	970	73	1,043	–	–	–
Foreign exchange rate changes	11	(67)	(56)	–	(1)	(1)
Accrued benefit obligation, end of year	$ 2,143	$ 373	$ 2,516	$ 1,043	$ 327	$ 1,370

(iv) Pension expense is determined as follows:

	2003			2002		
	Canada / Europe	United States	Total	Canada	United States	Total
Current service cost	$ 47	$ 16	$ 63	$ 25	$ 15	$ 40
Employee contributions	(8)	–	(8)	(5)	–	(5)
Employer current service cost	39	16	55	20	15	35
Interest on accrued pension obligation	99	22	121	69	21	90
Amortization of net experience gains and assumption changes	(1)	–	(1)	(8)	1	(7)
Amortization of net asset at transition	1	–	1	(3)	–	(3)
Expected return on plan assets	(114)	(20)	(134)	(87)	(23)	(110)
	$ 24	$ 18	$ 42	$ (9)	$ 14	$ 5

(b) Other Pension Plans

(i) The Company also maintains defined contribution pension plans for certain employees and agents the costs of which are as follows:

	2003			2002		
	Canada / Europe	United States	Total	Canada	United States	Total
Contributions expensed	$ 1	$ 10	$ 11	$ 2	$ 11	$ 13

(in $ millions except per share amounts)

(c) Other Post Retirement Benefits

(i) The status of the Company's other post retirement benefits plans is as follows:

	2003			2002		
	Canada / Europe	United States	Total	Canada	United States	Total
Accrued other post retirement benefits obligation	$ 458	$ 72	$ 530	$ 221	$ 49	$ 270
Unamortized experience gain (loss)	(126)	12	(114)	(23)	33	10
Accrued benefit obligation (reflected in Other Liabilities)	$ 332	$ 84	$ 416	$ 198	$ 82	$ 280

Significant Weighted-Average Actuarial Assumptions:

The discount rate used to determine the accrued benefit obligation was 6.25% for both the Canada/Europe and United States plans. In determining the expected cost of the Canada/Europe health care benefit plans, health care costs were assumed to increase by 7.2% in 2003 and gradually decrease to a level of 4.7% by 2009. For the United States health care benefit plans, health care costs were assumed to increase by 10% in 2003 and gradually decrease to a level of 5.25% by 2014 subject to conditions of the plans.

(ii) The change in the other post retirement benefits obligation is as follows:

	2003			2002		
	Canada / Europe	United States	Total	Canada	United States	Total
Accrued other post retirement benefits obligation, beginning of year	$ 221	$ 49	$ 270	$ 191	$ 92	$ 283
Current service cost	8	3	11	7	6	13
Interest on accrued other post retirement benefit obligation	20	4	24	13	5	18
Amendments	–	–	–	–	(35)	(35)
Actuarial (gains) losses	104	13	117	17	(16)	1
Benefits paid	(12)	(1)	(13)	(7)	(2)	(9)
CLFC at date of acquisition	117	15	132	–	–	–
Foreign exchange rate changes	–	(11)	(11)	–	(1)	(1)
Accrued other post retirement benefits obligation, end of year	$ 458	$ 72	$ 530	$ 221	$ 49	$ 270

(iii) Other post retirement benefits expense is determined as follows:

	2003			2002		
	Canada / Europe	United States	Total	Canada	United States	Total
Current service cost	$ 8	$ 3	$ 11	$ 7	$ 6	$ 13
Interest on accrued other post retirement benefits obligation	20	4	24	13	5	18
	$ 28	$ 7	$ 35	$ 20	$ 11	$ 31

(in $ millions except per share amounts)

12. Pension Plans and Other Post Retirement Benefits *(cont'd)*

The effect of a 1% increase in assumed healthcare cost trend rates would be an increase in the accrued post retirement benefit obligation of $74 in Canada/Europe and $7 in the United States as at December 31, 2003 ($35 in Canada and $4 in the United States as at December 31, 2002) and an increase in the 2003 post retirement benefit expense of $5 in Canada/Europe and $1 in the United States ($5 in Canada and $2 in the United States in 2002). A decrease of 1% in assumed healthcare cost trend rates would result in a decrease in the accrued post retirement obligation of $57 in Canada/Europe and $5 in the United States as at December 31, 2003 ($35 in Canada and $4 in the United States as at December 31, 2002) and a decrease in the 2003 post retirement benefit expense of $4 in Canada/Europe and $1 in the United States ($5 in Canada and $2 in the United States in 2002).

13. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	2003	2002
(a) **Earnings**		
Net income – common shareholders	$ 1,195	$ 931
(b) **Number of Common Shares**		
Average number of common shares outstanding	405,047,394	367,987,648
Add: Potential exercise of outstanding stock options	3,925,811	4,619,909
Average number of common shares outstanding – diluted basis	408,973,205	372,607,557
Earnings per Common Share ((a) divided by (b))		
Basic	$ 2.950	$ 2.530
Diluted	$ 2.922	$ 2.499

14. Related Party Transactions

In the normal course of business, Great-West provided insurance benefits to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West provided to and received from Investors Group, a member of the Power Financial Corporation group of companies, certain administrative services. Great-West also provided life insurance, annuity and disability insurance products under a distribution agreement with Investors Group. London Life provided distribution services to Mackenzie Financial Corporation, a company within the Power Financial Corporation group of companies. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

During 2003, Great-West and London Life purchased residential mortgages of $161 from Investors Group ($200 in 2002). Great-West and London Life sold residential mortgages of $37 ($42 in 2002) to segregated funds maintained by Great-West and $115 ($143 in 2002) to segregated funds maintained by London Life. All transactions were at market terms and conditions.

(in $ millions except per share amounts)

15. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2003	2002
Policy liabilities	$ 60	$ 31
Portfolio investments	387	189
Other	35	(82)
	$ 482	$ 138

(b) The Company's effective income tax rate is derived as follows:

	2003	2002
Combined basic Canadian federal and provincial tax rate	36.6%	39.0%
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	(5.7)	(5.6)
Lower effective tax rates on income not subject to tax in Canada	(2.5)	(2.3)
Investment income tax	1.4	1.8
Large corporations tax	0.1	0.1
Impact of rate changes on future income taxes	0.4	0.3
Miscellaneous	0.8	1.1
Effective income tax rate applicable to current year	31.1	34.4
Increase (decrease) in the income tax rate resulting from prior years' tax adjustments	(2.2)	(4.2)
Effective income tax rate	28.9%	30.2%

At December 31, 2003, CLFC had tax loss carryforwards, primarily in Canada, totalling $749. The future tax benefit of these tax loss carryforwards has been recognized, to the extent that they are more likely than not to be realized, in the amount of $244 in future tax assets. The Company will realize this benefit in future years through a reduction in current income taxes payable. In addition, an accumulated tax loss carryforward of $49 has not been recognized as a future tax asset.

2003 results include a $56 ($50 in 2002) net reduction in the Canadian provisions for income taxes due to favourable tax experience arising from the completion of tax audits. The impact of this reduction in provisions was an increase in after tax income of $56 in 2003 ($41 in 2002) in the shareholder account and $0 in 2003 ($9 in 2002) in the participating policyholder account.

16. Off Balance Sheet Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments that are not reported on the balance sheet. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

(in $ millions except per share amounts)

16. Off Balance Sheet Financial Instruments *(cont'd)*

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

2003	Notional Amount	Maximum Credit Risk	Future Credit Exposure	Credit Risk Equivalent*	Risk Weighted Equivalent
Interest Rate Contracts					
Futures – long	$ 468	$ –	$ –	$ –	$ –
Futures – short	334	–	–	–	–
Swaps	1,830	30	10	40	11
Options written	120	–	–	–	–
Options purchased	1,533	56	12	68	14
	4,285	86	22	108	25
Foreign Exchange Contracts					
Forward contracts	2,568	140	36	176	35
Cross-currency swaps	1,834	146	112	258	65
	4,402	286	148	434	100
Other Derivative Contracts					
Equity contracts	433	67	23	86	19
Credit default swaps	26	–	2	2	1
	459	67	25	88	20
	$ 9,146	$ 439	$ 195	$ 630	$ 145
Geographic					
Canada/Europe	$ 7,210	$ 423	$ 187	$ 606	$ 140
United States	1,936	16	8	24	5
	$ 9,146	$ 439	$ 195	$ 630	$ 145

* *Credit risk equivalent for equity contracts includes a reduction for collateral of $4.*

2002	Notional Amount	Maximum Credit Risk	Future Credit Exposure	Credit Risk Equivalent*	Risk Weighted Equivalent
Interest Rate Contracts					
Swaps	$ 792	$ 37	$ 4	$ 41	$ 8
Options written	302	–	–	–	–
Options purchased	1,797	–	5	5	1
	2,891	37	9	46	9
Foreign Exchange Contracts					
Forward contracts	2,150	5	66	71	14
Cross-currency swaps	863	6	49	55	8
	3,013	11	115	126	22
Other Derivative Contracts					
Equity contracts	266	61	18	30	11
Credit default swaps	32	–	3	3	1
	298	61	21	33	12
	$ 6,202	$ 109	$ 145	$ 205	$ 43
Geographic					
Canada	$ 3,396	$ 78	$ 132	$ 161	$ 34
United States	2,806	31	13	44	9
	$ 6,202	$ 109	$ 145	$ 205	$ 43

* *Credit risk equivalent for equity contracts includes a reduction for collateral of $49.*

(in $ millions except per share amounts)

(b) The following table provides the use, notional amount and estimated fair value of the Company's derivative portfolio:

2003

	Contracts Held for Asset/Liability Management				Contracts Held for Other Purposes			
	Notional Amount			Total	Notional Amount			Total
	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value
Interest Rate Contracts								
Futures – long	$ 468	$ –	$ –	$ 1	$ –	$ –	$ –	$ –
Futures – short	334	–	–	(2)	–	–	–	–
Swaps	374	544	312	14	200	400	–	(3)
Options written	56	64	–	(5)	–	–	–	–
Options purchased	409	406	718	–	–	–	–	–
	1,641	1,014	1,030	8	200	400	–	(3)
Foreign Exchange Contracts								
Forward contracts	74	–	–	(2)	2,244	250	–	102
Cross-currency swaps	87	669	944	94	20	87	27	13
	161	669	944	92	2,264	337	27	115
Other Derivative Contracts								
Equity contracts	278	2	–	61	153	–	–	6
Credit default swaps	–	26	–	1	–	–	–	–
	278	28	–	62	153	–	–	6
	$ 2,080	$ 1,711	$ 1,974	$ 162	$ 2,617	$ 737	$ 27	$ 118
Geographic								
Canada/Europe	$ 971	$ 933	$ 1,925	$ 166	$ 2,617	$ 737	$ 27	$ 118
United States	1,109	778	49	(4)	–	–	–	–
	$ 2,080	$ 1,711	$ 1,974	$ 162	$ 2,617	$ 737	$ 27	$ 118

2002

	Contracts Held for Asset/Liability Management				Contracts Held for Other Purposes			
	Notional Amount			Total	Notional Amount			Total
	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value	1 Year or Less	1-5 Years	Over 5 Years	Estimated Fair Value
Interest Rate Contracts								
Swaps	$ 121	$ 590	$ 81	$ 32	$ –	$ –	$ –	$ –
Options written	–	302	–	(6)	–	–	–	–
Options purchased	798	999	–	–	–	–	–	–
	919	1,891	81	26	–	–	–	–
Foreign Exchange Contracts								
Forward contracts	–	–	–	–	1,052	1,098	–	(25)
Cross-currency swaps	62	456	345	(123)	–	–	–	–
	62	456	345	(123)	1,052	1,098	–	(25)
Other Derivative Contracts								
Equity contracts	47	93	–	55	126	–	–	1
Credit default swaps	–	32	–	–	–	–	–	–
	47	125	–	55	126	–	–	1
	$ 1,028	$ 2,472	$ 426	$ (42)	$ 1,178	$ 1,098	$ –	$ (24)
Geographic								
Canada	$ 116	$ 627	$ 377	$ (61)	$ 1,178	$ 1,098	$ –	$ (24)
United States	912	1,845	49	19	–	–	–	–
	$ 1,028	$ 2,472	$ 426	$ (42)	$ 1,178	$ 1,098	$ –	$ (24)

16. Off Balance Sheet Financial Instruments *(cont'd)*

(c) ***Interest Rate Contracts***

Interest rate swaps are used to hedge interest rate risk related to asset and liability management. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Company's overall asset/liability matching program. The written call option hedges the Company's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the option. Gains and losses realized upon exercise of the option are amortized into income over the remaining term of the underlying security.

Put options are purchased to protect against significant drops in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the option are recognized in net investment income.

Interest rate swaptions are used to hedge interest rate risk related to asset and liability management. Premiums paid are amortized over the term of the swaption. Realized gains and losses are amortized over the remaining term of the contract.

Foreign Exchange Contracts

Cross-currency swaps are used to hedge foreign currency risk related to asset and liability management. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Company also enters into certain foreign exchange forward contracts to hedge the translation of a portion of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The gains and losses on contracts related to revenues are recognized in net investment income and in 2003, gains net of tax were $73 (losses net of tax in 2002 were $13). The gains and losses on contracts related to net investment in foreign operations are included in the provision for unrealized gain (loss) on translation of net investment in foreign operations which is part of capital stock and surplus.

Other Derivative Contracts

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in net investment income.

The Company uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in net investment income in the period in which the underlying investment is recognized.

17. Reinsurance Transaction

During the third quarter of 2003, Great-West, London Life, and GWL&A reinsured certain blocks of individual non-participating life insurance on a yearly renewable term reinsurance basis and group life, long term disability and group annuity business, on a coinsurance/funds withheld basis. The ceded premiums of $5,372 associated with the transaction have been recorded on the Summary of Consolidated Operations as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction in policyholder liabilities of $4,655 and an increase in funds held under reinsurance contracts of the same amount.

(in $ millions except per share amounts)

18. Contingent Liabilities

The Company and its subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

In addition, at December 31, 2003 there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Quebec) related to the availability of policyholder dividends to pay future premiums. In June 2001, London Life announced an agreement to settle proposed class actions related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from London Life. The agreement received final court approval in 2002. As at the date of the settlement, estimated future settlement benefits of $180 and expenses related to the administration of the settlement in the amount of $20 were fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. There is also a proposed class proceeding in Ontario against the Company, Great-West, London Insurance Group and London Life regarding the participation of the London Life participating policyholder account in the financing of the acquisition of London Insurance Group in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these proceedings will have a material adverse effect on the consolidated financial position of the Company.

19. The Event of September 11, 2001

As part of its reinsurance business, Canada Life has special risk reinsurance contracts with other insurers and reinsurers on which it has incurred losses as a result of the event of September 11, 2001. In 2001, Canada Life set up a total provision of $131 pre-tax ($85 after-tax) relating to these claims. Canada Life's remaining net provision is $83 pre-tax as at December 31, 2003. The provision is recorded net of estimated reinsurance recoveries and catastrophe coverage.

Canada Life has entered into, and may in the future enter into, negotiations, arbitration proceedings or litigation with certain of its retrocessionaires in order to collect all amounts owed by such parties. Based on the information that Canada Life has to date, Canada Life believes that it will succeed in enforcing its rights in respect of each of its reinsurance agreements.

London Reinsurance Group (LRG) results in 2001 included a charge of $82 after-tax ($73 in the shareholder account and $9 in the participating policyholder account) relating to estimated claims provisions from the event of September 11, 2001. The payment of claims to the end of 2003 has not resulted in a change to those estimates, and no further charges have been recorded.

20. Commitments

(a) Syndicated Letters of Credit

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on London Reinsurance Group's (LRG, a subsidiary of London Life) behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $1,100 in letters of credit capacity. The facility has two tranches. One tranche, arranged in 2003 in the amount of U.S. $730, is for a one year term to November 23, 2004. The second tranche arranged in 2002 in the amount of U.S. $370, has a three year term expiring November 15, 2005. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued U.S. $925 in letters of credit under the facility as at December 31, 2003. Subsequent to December 31, 2003, two transactions resulted in the reduction of total issued letters of credit under this facility to U.S. $818 as at January 5, 2004. LRG had issued U.S. $1,079 under a previous letter of credit facility at December 31, 2002. In addition, LRG has other bilateral letter of credit facilities totalling U.S. $40 (2002 – U.S. $40). Bonds and debentures in the amount of Cdn $4 (2002 – Cdn $11) have been pledged to support these letters of credit.

(in $ millions except per share amounts)

20. Commitments (cont'd)

(b) Disclosure of Guarantees

The Company has adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, effective January 1, 2003, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payments is slight.

The syndicated letters of credit described above meet the definition of guarantees.

(c) Crown Life Acquisition Agreements

As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

21. Segmented Information

Following the acquisition of CLFC on July 10, 2003, the Company's major reportable segments are Canada/Europe, and United States operations reflecting the management structure and organization of the Company. In the Canada/Europe segment, the Company operates primarily in Canada, the United Kingdom, Ireland and Germany through Great-West and its wholly owned subsidiaries CLFC and LIG. In the United States, the Company operates primarily through GWL&A. In addition, a Lifeco Corporate segment has been established to record Lifeco holding company activities and transactions that are not directly attributable to measurement of the business segments of the Company. The Canada/Europe and United States segments are also presented by participating and non-participating products.

The major business units within the Canada/Europe operating segment are:

Group Insurance	– life, health and disability insurance products for group clients.
Individual Insurance & Investment Products	– life insurance and disability insurance products for individual clients, and accumulation and payout annuity products for both group and individual clients.
Europe/Reinsurance	– life, property and casualty, accident and health, annuity coinsurance and specialty general insurance in specific niche markets. Life, health and disability insurance products for group clients and life insurance and disability insurance products for individual clients, and accumulation and payout annuity products for both group and individual clients in the United Kingdom, Ireland and Germany.
Corporate	– business activities and operations that are not associated with the major business units of Canadian operations.

The major business units within the United States operating segment are:

Healthcare (formerly Employee Benefits)	– life, health and disability insurance for group clients.
Financial Services	– savings products for public, private and non-profit employers, corporations and individuals (including 401, 401(k), 403(b), 408 and 457 plans), and life insurance products for individual and businesses.
Corporate	– business activities and operations that are not associated with the major business units of United States operations.

(in $ millions except per share amounts)

(a) **Consolidated Operations**

For the Year Ended December 31, 2003	Canada/Europe						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Europe / Reinsurance	Corporate	Total	Total	Total Canada/ Europe
Income:							
Premium income	$ 2,428	$ 1,054	$ 4,592	$ –	$ 8,074	$ 1,681	$ 9,755
Bulk reinsurance – initial ceded premium	(2,716)	–	–	–	(2,716)	–	(2,716)
	(288)	1,054	4,592	–	5,358	1,681	7,039
Net investment income	252	766	726	42	1,786	1,219	3,005
Fee and other income	95	412	126	21	654	–	654
Total income	59	2,232	5,444	63	7,798	2,900	10,698
Benefits and Expenses:							
Paid or credited to policyholders	(799)	1,289	5,007	13	5,510	2,356	7,866
Other	590	525	282	25	1,422	320	1,742
Restructuring costs	–	–	–	–	–	–	–
Amortization of intangible assets	–	–	–	7	7	–	7
Distribution on Capital Trust Securities	–	–	–	28	28	–	28
Net operating income before income taxes	268	418	155	(10)	831	224	1,055
Income taxes	74	110	6	(44)	146	123	269
Net income before non-controlling interests	194	308	149	34	685	101	786
Non-controlling interests	–	–	1	14	15	101	116
Net income	$ 194	$ 308	$ 148	$ 20	$ 670	$ –	$ 670

Summary of Net Income

Preferred shareholder dividends	$ –	$ –	$ –	$ 41	$ 41	$ –	$ 41
Net income – common shareholders	194	308	148	(21)	629	–	629
Net income	$ 194	$ 308	$ 148	$ 20	$ 670	$ –	$ 670

(in $ millions except per share amounts)

21. Segmented Information *(cont'd)*

For the Year Ended December 31, 2003

	United States						Total	
	Shareholder				Participating			
	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.	Lifeco Corporate	Total
Income:								
Premium income	$ 1,299	$ 967	$ –	$ 2,266	$ 420	$ 2,686	$ –	$ 12,441
Bulk reinsurance – initial ceded premium	(563)	(2,093)	–	(2,656)	–	(2,656)	–	(5,372)
	736	(1,126)	–	(390)	420	30	–	7,069
Net investment income	164	834	39	1,037	485	1,522	2	4,529
Fee and other income	848	324	4	1,176	1	1,177	–	1,831
Total income	1,748	32	43	1,823	906	2,729	2	13,429
Benefits and Expenses:								
Paid or credited to policyholders	333	(719)	(3)	(389)	869	480	–	8,346
Other	973	336	16	1,325	40	1,365	4	3,111
Restructuring costs	–	–	–	–	–	–	31	31
Amortization of intangible assets	–	–	–	–	–	–	–	7
Distribution on Capital Trust Securities	–	–	–	–	–	–	–	28
Net operating income before income taxes	442	415	30	887	(3)	884	(33)	1,906
Income taxes	154	140	–	294	(7)	287	(6)	550
Net income before non-controlling interests	288	275	30	593	4	597	(27)	1,356
Non-controlling interests	–	–	–	–	4	4	–	120
Net income	$ 288	$ 275	$ 30	$ 593	$ –	$ 593	$ (27)	$ 1,236

Summary of Net Income

	Healthcare	Financial Services	Corporate	Total	Total	Total U.S.	Lifeco Corporate	Total
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 41
Net income – common shareholders	288	275	30	593	–	593	(27)	1,195
Net income	$ 288	$ 275	$ 30	$ 593	$ –	$ 593	$ (27)	$ 1,236

(in $ millions except per share amounts)

For the Year Ended December 31, 2002	Canada						
	Shareholder					Participating	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Total	Total Canada
Income:							
Premium income	$ 2,220	$ 662	$ 3,922	$ 17	$ 6,821	$ 1,377	$ 8,198
Net investment income	205	463	474	98	1,240	909	2,149
Fee and other income	68	332	2	18	420	-	420
Total income	2,493	1,457	4,398	133	8,481	2,286	10,767
Benefits and Expenses:							
Paid or credited to policyholders	1,868	741	4,338	37	6,984	1,994	8,978
Other	426	365	28	22	841	256	1,097
Distribution on Capital Trust Securities	–	–	–	1	1	–	1
Net operating income before income taxes	199	351	32	73	655	36	691
Income taxes	74	139	2	(55)	160	36	196
Net income before non-controlling interests	125	212	30	128	495	–	495
Non-controlling interests	–	–	1	22	23	–	23
Net income	$ 125	$ 212	$ 29	$ 106	$ 472	$ –	$ 472

Summary of Net Income							
Preferred shareholder dividends	$ –	$ –	$ –	$ 31	$ 31	$ –	$ 31
Net income – common shareholders	125	212	29	75	441	–	441
Net income	$ 125	$ 212	$ 29	$ 106	$ 472	$ –	$ 472

(in $ millions except per share amounts)

21. Segmented Information *(cont'd)*

For the Year Ended December 31, 2002

	United States						Total Lifeco Corporate	Total
	Shareholder				Participating	Total U.S.		
	Healthcare	Financial Services	Corporate	Total	Total			
Income:								
Premium income	$ 1,577	$ 1,016	$ –	$ 2,593	$ 396	$ 2,989	$ –	$ 11,187
Net investment income	98	813	17	928	561	1,489	–	3,638
Fee and other income	1,036	350	1	1,387	–	1,387	–	1,807
Total income	2,711	2,179	18	4,908	957	5,865	–	16,632
Benefits and Expenses:								
Paid or credited to policyholders	1,208	1,484	(2)	2,690	925	3,615	–	12,593
Other	1,139	347	9	1,495	21	1,516	–	2,613
Distribution on Capital Trust Securities	–	–	–	–	–	–	–	1
Net operating income before income taxes	364	348	11	723	11	734	–	1,425
Income taxes	121	107	5	233	1	234	–	430
Net income before non-controlling interests	243	241	6	490	10	500	–	995
Non-controlling interests	–	–	–	–	10	10	–	33
Net income	$ 243	$ 241	$ 6	$ 490	$ –	$ 490	$ –	$ 962

Summary of Net Income								
Preferred shareholder dividends	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 31
Net income – common shareholders	243	241	6	490	–	490	–	931
Net income	$ 243	$ 241	$ 6	$ 490	$ –	$ 490	$ –	$ 962

(in $ millions except per share amounts)

(b) **Consolidated Balance Sheet**

	2003						
	Canada/Europe			United States			Total
	Shareholder	Participating	Total	Shareholder	Participating	Total	Company
Assets							
Invested assets	$ 34,210	$ 20,511	$ 54,721	$ 20,543	$ 7,852	$ 28,395	$ 83,116
Goodwill and intangible assets	6,504	–	6,504	159	–	159	6,663
Other assets	5,244	736	5,980	1,185	507	1,692	7,672
Total assets	$ 45,958	$ 21,247	$ 67,205	$ 21,887	$ 8,359	$ 30,246	$ 97,451
Liabilities, Capital Stock and Surplus							
Policy liabilities	$ 29,564	$ 18,692	$ 48,256	$ 14,943	$ 8,299	$ 23,242	$ 71,498
Net deferred gains on portfolio investments sold	1,237	771	2,008	217	12	229	2,237
Other liabilities	7,844	405	8,249	4,615	(156)	4,459	12,708
Non-controlling interests	835	1,379	2,214	–	204	204	2,418
Capital stock and surplus	6,478	–	6,478	2,112	–	2,112	8,590
Total liabilities, capital stock and surplus	$ 45,958	$ 21,247	$ 67,205	$ 21,887	$ 8,359	$ 30,246	$ 97,451

	2002						
	Canada			United States			Total
	Shareholder	Participating	Total	Shareholder	Participating	Total	Company
Assets							
Invested assets	$ 14,897	$ 13,974	$ 28,871	$ 14,550	$ 8,130	$ 22,680	$ 51,551
Goodwill and intangible assets	1,621	–	1,621	66	–	66	1,687
Other assets	5,103	415	5,518	987	328	1,315	6,833
Total assets	$ 21,621	$ 14,389	$ 36,010	$ 15,603	$ 8,458	$ 24,061	$ 60,071
Liabilities, Capital Stock and Surplus							
Policy liabilities	$ 16,283	$ 12,606	$ 28,889	$ 11,450	$ 7,957	$ 19,407	$ 48,296
Net deferred gains on portfolio investments sold	427	387	814	136	8	144	958
Other liabilities	1,992	150	2,142	1,667	249	1,916	4,058
Non-controlling interests	561	1,246	1,807	–	244	244	2,051
Capital stock and surplus	2,358	–	2,358	2,350	–	2,350	4,708
Total liabilities, capital stock and surplus	$ 21,621	$ 14,389	$ 36,010	$ 15,603	$ 8,458	$ 24,061	$ 60,071

Auditors' Report

To the Shareholders of Great-West Lifeco Inc.

We have audited the consolidated balance sheets of Great-West Lifeco Inc. as at December 31, 2003 and 2002 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Winnipeg, Manitoba
January 29, 2004

Five Year Summary

(in millions of dollars except per common share amounts)

	2003	2002	2001	2000	1999
At December 31					
Life insurance in force (face amount)	$ 1,264,587	$ 479,124	$ 487,216	$ 501,838	$ 471,078
Annuities in force (funds held)	76,810	45,511	49,306	48,690	47,255
Health insurance in force (annualized premiums)	11,731	13,762	14,045	13,903	9,238
Total assets under administration	159,150	96,119	98,026	92,913	87,240
For the Year Ended December 31					
Premiums:					
Life insurance, guaranteed annuities and insured health products	$ 12,441	$ 11,187	$ 10,477	$ 9,976	$ 8,526
Self-funded premium equivalents (ASO contracts)	8,218	9,564	10,099	8,797	5,464
Segregated funds deposits:					
Individual products	3,034	2,293	2,955	2,776	1,962
Group products	4,510	4,382	4,695	5,325	3,988
Total premiums and deposits	28,203	27,426	28,226	26,874	19,940
Bulk reinsurance – initial ceded premiums	(5,372)	–	–	–	–
Net premiums and deposits	$ 22,831	$ 27,426	$ 28,226	$ 26,874	$ 19,940
Condensed Summary of Operations					
Income					
Premium income	$ 12,441	$ 11,187	$ 10,477	$ 9,976	$ 8,526
Bulk reinsurance – initial ceded premiums	(5,372)	–	–	–	–
	7,069	11,187	10,477	9,976	8,526
Net investment income	4,529	3,638	3,713	3,649	3,580
Fee and other income	1,831	1,807	1,858	1,641	1,222
Total income	13,429	16,632	16,048	15,266	13,328
Benefits and Expenses					
Paid or credited to policyholders	8,346	12,593	12,030	11,374	9,936
Commissions	919	718	696	694	601
Operating expenses	2,036	1,786	1,941	1,816	1,550
Restructuring costs	31	–	–	–	–
Premium taxes	156	109	124	129	123
Amortization of finite life intangible assets	7	–	–	–	–
Distribution on Capital Trust Securities	28	1	–	–	–
Special charges	–	–	204	–	–
Net operating income before income taxes	1,906	1,425	1,053	1,253	1,118
Income taxes – current	728	397	427	540	378
– future	(178)	33	(30)	(89)	(12)
Net income before non-controlling interests	1,356	995	656	802	752
Non-controlling interests	120	33	44	63	123
Net income before amortization of goodwill	1,236	962	612	739	629
Amortization of goodwill	–	–	66	65	60
Net income	$ 1,236	$ 962	$ 546	$ 674	$ 569

	2003	2002	2001	2000	1999
Summary of Net Income					
Preferred shareholder dividends	$ 41	$ 31	$ 31	$ 31	$ 33
Net income – common shareholders	1,195	931	515	643	536
Net income	$ 1,236	$ 962	$ 546	$ 674	$ 569
Earnings per common share	$ 2.95	$ 2.53	$ 1.39	$ 1.72	$ 1.43
Return on common shareholders' equity	20.4%	22.9%	13.7%	18.6%	17.1%
Book value per common share	$ 16.72	$ 11.68	$ 10.47	$ 9.81	$ 8.70
Dividends to common shareholders – per share	$ 1.125	$ 0.945	$ 0.78	$ 0.65	$ 0.53

Directors and Officers

Board of Directors

As of December 31, 2003

Robert Gratton [2, 3]
Chairman of the Board of the Corporation
President and Chief Executive Officer, Power Financial Corporation

Gail S. Asper [1]
Corporate Secretary, CanWest Global Communications Corporation

James W. Burns, O.C. [3]
Director Emeritus Power Corporation of Canada

Orest T. Dackow [3]
Corporate Director

André Desmarais, O.C. [2, 3]
President and Co-Chief Executive Officer, Power Corporation of Canada
Deputy Chairman, Power Financial Corporation

The Honourable Paul Desmarais, P.C., C.C.
Chairman of the Executive Committee, Power Corporation of Canada

Paul Desmarais, Jr. [2, 3]
Chairman and Co-Chief Executive Officer, Power Corporation of Canada
Chairman, Power Financial Corporation

Daniel Johnson [2, 3]
Of Counsel to McCarthy Tétrault LLP

Kevin P. Kavanagh, C.M. [3]
Corporate Director
Chancellor Emeritus, Brandon University

Peter Kruyt
Vice-President, Power Corporation of Canada

J. Blair MacAulay [3]
Of Counsel to Fraser Milner Casgrain LLP

The Right Honourable Donald F. Mazankowski, P.C., O.C. [3]
Corporate Director
Business Consultant

William T. McCallum [3]
Co-President and Chief Executive Officer of the Corporation
President and Chief Executive Officer, Great-West Life & Annuity Insurance Company

Raymond L. McFeetors [3]
Co-President and Chief Executive Officer of the Corporation
President and Chief Executive Officer, The Great-West Life Assurance Company
President and Chief Executive Officer, London Life Insurance Company
President and Chief Executive Officer, Canada Life Financial Corporation
President and Chief Executive Officer, The Canada Life Assurance Company

Randall L. Moffat [1, 2]
Corporate Director

Jerry E.A. Nickerson [1, 3]
Chairman of the Board, H.B. Nickerson & Sons Limited

David A. Nield
Corporate Director

R. Jeffrey Orr
President and Chief Executive Officer, Investors Group Inc.

Gordon F. Osbaldeston, P.C., C.C.
Corporate Director

Michel Plessis-Bélair, F.C.A. [1, 3]
Vice-Chairman and Chief Financial Officer, Power Corporation of Canada
Executive Vice-President and Chief Financial Officer, Power Financial Corporation

Guy St-Germain, C.M. [1, 3]
President, Placements Laugerma Inc.

Gérard Veilleux, O.C. [1]
Vice-President, Power Corporation of Canada

1 Member of the Audit Committee 2 Member of the Compensation Committee 3 Member of the Executive Committee

Executive Officers

Raymond L. McFeetors
Co-President and Chief Executive Officer

William T. McCallum
Co-President and Chief Executive Officer

Mitchell T.G. Graye
Vice-President, Finance, United States

D. Craig Lennox
Vice-President, Counsel and Secretary, United States

William W. Lovatt
Vice-President, Finance, Canada

Sheila A. Wagar
Vice-President, Counsel and Secretary, Canada

Glossary of Insurance and Financial Terms

Administrative Services Only (ASO): An arrangement where the insurer provides administrative services for a plan sponsor's health benefits plan, such as maintaining enrollment information and adjudicating claims. The plan sponsor bears some or all of the claim risk.

Annuity: A contract providing income payments at regular (usually monthly) intervals for a specified period. A life annuity provides payments during the lifetime of the annuitant. An annuity certain provides periodic payments over a specified number of years and is not dependent on any person's survival. An annuity consideration is the payment, or series of payments, made to purchase an annuity. An annuity can be purchased as either registered or non-registered funds.

Cash value: The amount available in cash upon voluntary termination of a policy by its owner before it becomes payable by death or maturity.

Critical illness insurance: Provides a one-time lump sum benefit to an insured who has been diagnosed with a critical condition. Normally, the insured must be diagnosed with a condition listed in the policy and live a certain period of time following the diagnosis, to collect benefits.

Derivative financial instruments: Financial contracts that derive their value from the value of an underlying asset or index, such as interest rates, exchange rates, equities or commodities. Derivative transactions are conducted in the over-the-counter market directly between two parties or on regulated exchange markets.

Swaps are contractual agreements between two parties to exchange a rate of return on one investment for the rate of return on another investment such as a floating rate of interest for a fixed rate of interest. For cross-currency swaps, floating interest payments of one currency are exchanged for floating interest payments in a different currency. Equity index swaps are contracts to pay or receive cash flows based on the increase or decrease in the underlying index.

Options convey the right, but not the obligation, to either buy or sell a specific amount of a financial instrument at a fixed price either at a fixed future date or at any time within a fixed future period. For options purchased, a premium or fee is paid for the right to exercise the option.

Forwards and Futures are contracts to either buy or sell a specified currency or financial instrument at a specified price and date in the future. Forward contracts are customized and transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

Notional Amount is the face or principal value upon which the performance of a derivative contract is based. In general, notional values are not paid or received.

Maximum Credit Risk is the current replacement cost of all outstanding derivative contracts with a positive (receivable by the company) value.

Future Credit Exposure represents the potential for future changes in value based upon a formula prescribed by the Superintendent of Financial Institutions Canada.

Credit Risk Equivalent represents the total of maximum credit risk and future credit exposure, less collateral.

Risk Weighted Balance represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty on a basis prescribed by the Superintendent of Financial Institutions Canada.

Total Estimated Fair Value is the net of contracts in a receivable position (maximum credit risk) and those in a payable position.

Disability insurance (DI): A type of health insurance designed to compensate insured people for a portion of the income they lose because of a disabling injury or illness. Generally, benefits for disability insurance are in the form of monthly payments. Individual disability policies can be cancellable, where the insurer can terminate the policy at any time by providing written notice and refunding any advance premiums; or non-cancellable, where the insurer must renew the policy until the insured reaches a certain age, and cannot increase premiums.

Experience refund: The portion of a group insurance premium that is returned to a group policyholder whose claims experience is better than had been expected when the premium was calculated.

Financial Services Division: A business unit of Great-West Life & Annuity Insurance Company that markets retirement savings products and services for public, private and non-profit employers, corporations and individuals, and life insurance products for individuals and businesses.

Great-West Healthcare Division: A business unit of Great-West Life & Annuity Insurance Company that markets health plans and life and disability insurance products for group clients.

Group Insurance Operations: A business unit of Great-West Life, that markets life, health and disability insurance products and services for group clients.

Individual Insurance & Investment Products: A business unit of Great-West Life that markets life insurance and disability income insurance products for individual clients, and accumulation and payout annuity products for both group and individual clients.

Life insurance in force (face amount): The amount stated as payable at the death of the insured or at the maturity of the policy.

Managed care: A method of delivering, supervising and co-ordinating health care. In the United States this is often through HMOs and other networks of doctors and hospitals. In Canada, managed care often takes the form of co-ordinating treatment and rehabilitation for customers receiving disability benefits.

Minimum Continuing Capital and Surplus Requirement (MCCSR): A formula to determine the adequacy of an insurance company's capital, specified by the Office of the Superintendent of Financial Institutions Canada.

Morbidity rate: The likelihood that a person of a given age will suffer an illness or disability. The premium that a person pays for health insurance is based in part on the morbidity rate for that person's age group.

Mortality rate: The frequency with which death occurs among a defined group of people. The premium that a person pays for life insurance is based in part on the mortality rate for that person's age group.

New annualized premium: A measure of new sales, equal to the full first-year premium on all sales made during the year.

Non-participating life insurance: Life insurance issued on which policyholders do not share in any surplus earnings distributed by the company. No policy dividends are payable. The premium is based on an estimate of future costs and investment earnings very close to what the company feels most likely to occur, with a margin for contingencies and profit.

OSFI: Office of the Superintendent of Financial Institutions Canada. The federal agency responsible for regulating and supervising banks, insurance, trust, loan and investment companies and co-operative credit associations that are licensed or registered by the federal government.

Participating life insurance: Life insurance on which policyholders share in the surplus earnings attributable to the participating business. Policyholder dividends can be left on deposit in the policy as part of the cash value or can be used to purchase additional coverage, pay premiums or make loan payments.

Persistency: A measure of how long a policy or block of policies remains in force.

Policy liabilities: Amounts set aside today which, when combined with future premiums and investment income, will provide for future claims and expenses on in force policies.

Policyholder dividend: A return to the policyholder of his or her equitable share of the distributable surplus earning of the participating account. Policy dividends are not guaranteed but depend on mortality experience, investment earnings and other factors contributing to the participating account's financial position.

Policyholder surplus: The excess of assets over liabilities in the participating policyholder account.

Premium income: The income from sales of insurance policies and retirement savings and income products.

Reinsurance contracts: These contracts are legal agreements in which an insurer (cedant) transfers certain risks on insurance policies to another insurance company (the reinsurer).

Section 401(k) plan: In the United States, a type of employee retirement plan established by certain corporations.

Segregated funds: Investment funds managed separately from an insurance company's general funds, on behalf of clients. Unlike mutual funds, a percentage of the principal invested may be guaranteed in the event of the death of the investor.

Term life insurance: Insurance which provides protection for a specific length of time, such as one, five, 10 or 20 years. Most plans allow the policyholder to renew for another term or convert the policy to whole life insurance. The cost of term insurance increases as the policyholder ages. Term insurance does not generally have a cash value.

Universal life insurance: A whole life insurance product in which the mortality, investment and expense factors used to calculate premium rates and cash values are stated separately in the policy. Expense charges are deducted from the premium, and the balance is credited to the policy's cash value. Each month, the insurer deducts mortality costs from the cash value and credits the remainder of the cash value with interest. The policyholder can specify the premium amount, and change the death benefit after the policy has been issued, subject to restrictions established by the company.

Whole life insurance: Insurance which protects the policyholder throughout his or her lifetime, providing death benefits and building cash value. The policyholder may borrow funds against the value of the policy. The premium paying period may vary, e.g., payments may end after 20 years or at age 65. The cash value continues to build after premiums are fully paid. Also called traditional or permanent insurance.

Shareholder Information

Registered Office: 100 Osborne Street North, Winnipeg, Manitoba R3C 3A5

Stock Exchange Listings: Symbol: GWO

The Common Shares (**GWO**), First Preferred Shares Series D (**GWO.PR.E**), Series E (**GWO.PR.X**), Series F (**GWO.PR.F**) and Class A Preferred Shares, Series 1 (**GWO.PR.D**) are listed on the Toronto Stock Exchange.

Transfer Agent and Registrar

Canadian Offices: Computershare Trust Company of Canada
11th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1
6th Floor, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8
1500 University Street, Suite 700, Montreal, Quebec H3A 3S8
2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9
1190-201 Portage Avenue, Winnipeg, Manitoba R3B 3K6
Phone: 1-888-284-9137 (toll free in North America), 514-982-8885 (direct dial)

United States Office: Computershare Investor Services, LLC, P.O. Box A3504, Chicago, Illinois 60690 3504, Phone: 1-888-284-9137 (toll free in North America)

United Kingdom Office: Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, United Kingdom, Phone: 0870-702-0164

Ireland Office: Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, Phone: 353-1-216-3100

Shareholders wishing to contact the transfer agent by e-mail can do so by e-mailing: GWO@computershare.com

Dividends

Common Shares and First Preferred Shares Series D, E and F – Dividend record dates are usually between the 1st and 4th of March, June, September and December. Dividends are usually paid the last day of each quarter.
Class A Preferred Shares, Series 1 – Dividend record dates are usually between the 1st and 4th of January, April, July and October. Dividends are usually paid on the last day of January, April, July and October.

Financial Information

For financial information about Great-West Lifeco Inc., please contact:
Canadian Operations: Chief Financial Officer (204) 946-7341, **United States Operations:** Chief Financial Officer (303) 737-6770
For copies of the Annual or Quarterly Reports, please contact the Secretary's Office (204) 946-8366
or visit our web site: www.greatwestlifeco.com

Common Share Investment Data*

	Market Price per Common Share ($)			Dividends	Dividend	Dividend
	High	Low	Close	Paid ($)	Payout Ratio	Yield**
2003	46.15	34.88	45.50	1.125	38.1%	2.8%
2002	39.80	32.49	37.25	0.945	37.4%	2.6%
2001	40.04	30.35	34.30	0.78	56.2%	2.2%
2000	42.00	16.70	37.15	0.65	37.8%	2.2%
1999	31.25	17.35	23.35	0.53	37.1%	2.2%
1998	27.13	16.75	26.00	0.44	37.6%	2.0%
1997	19.50	9.98	19.25	0.37	38.1%	2.5%
1996	11.44	7.19	10.63	0.295	35.8%	3.2%

* *In September 1998, the Company's common shares were subdivided on a 2 for 1 basis. 1998 and previous year data are presented on a subdivided basis.*

** *Dividends as percent of average high and low market price.*

GREAT-WEST
LIFECO INC.

A MEMBER OF THE POWER FINANCIAL CORPORATION GROUP OF COMPANIES.

E987(03LIFECO)-03/04